

2022 Proxy Statement

Notice of Annual Meeting of Shareholders

Thursday, May 26, 2022

Table of Contents

We are furnishing proxy materials, including this proxy statement, in connection with the solicitation of proxies on behalf of the Board of Directors, to be voted at the 2022 Annual Meeting of Shareholders of Unum Group and at any adjournment or postponement thereof. Our proxy materials are first being mailed and made available electronically to shareholders on April 14, 2022.

Our Purpose

Helping the working world thrive throughout life's moments.™

A Business for Good

In today's economically volatile environment, financial protection benefits are more important than ever. As a Fortune 500 company and leading provider of workplace benefits, Unum helps millions of people gain access to essential disability, life, accident, critical illness, dental and vision benefits through the workplace. Employers of all sizes depend on us for the comprehensive benefits solutions they need to attract and support the people who keep their businesses growing. And their employees know they can count on us to be there during some of life's most challenging times.

OUR CORE OPERATIONS

Unum US

A market leader in group and individual disability benefits in the U.S., one of the largest providers of group life and voluntary workplace benefits, and a growing dental and vision carrier.

Colonial Life

A leading provider of voluntary worksite benefits, including disability, life, accident, critical illness, cancer, hospitalization, dental and vision coverage in the U.S.

Unum International

Comprised of our European businesses. Unum UK is a leading provider of group income protection critical illness, life and dental coverages. Unum Poland provides group and individual life insurance.

Corporate Strategy

Our strategy is based on a deep appreciation of current and future market and customer needs, and our execution is designed to ensure the enterprise is maximizing time, effort and spend across a balanced portfolio of opportunities.

THREE STRATEGIC PILLARS ENCOMPASS OUR CORPORATE STRATEGY

Strengthen performance across our mature businesses	Expand and accelerate growth in adjacent markets	Recalibrate our corporate portfolio and capital utilization

April 14, 2022

Dear Fellow Shareholder:

At Unum, we're grounded in our purpose to help the working world thrive throughout life's moments. Through businesses in the U.S., U.K. and Poland, the company protects more than 43 million people and their families with our financial protection and workplace benefits. Last year, Unum paid $8.2 billion to help millions of individuals and their families through difficult times and we helped more than 178,000 companies protect and retain their employees while navigating many of the complexities of today's regulatory environment.

Our purpose is a noble calling, and one that particularly resonates in our current environment. The pandemic has taken more than 6 million lives across the globe, including nearly 1 million in the U.S.[*], and we've seen the suffering of individuals and families first-hand. Through the end of 2021, Unum paid more than $500 million in COVID-related life claims and saw significant increases in disability claims and leaves administered. This, along with an uncertain economic environment, magnifies the unprecedented impact of the pandemic on our business.

Despite these disruptions, Unum delivered solid financial performance in 2021, highlighted by $891 million in after-tax adjusted operating income[**] from $12 billion in revenue. Premium growth – a key metric in our business – remained positive, a testament to the value of the company's products and strong reputation. Efforts to transform our business continued as we accelerated investments in digital capabilities, new products and our people. Service levels remained high as customers adopted new digital tools and interacted on their terms. In short, the operational agility and resiliency demonstrated by Unum and its people ensured the company's ability to continue delivering on the expectations of customers.

These accomplishments demonstrate Unum's capacity to deliver in a difficult environment and represent an improvement in total shareholder return over 2020 results. Yet, the company still faces a challenging environment highlighted by persistent negative investor perceptions surrounding the long-term care (LTC) insurance industry and concerns about the recent historically low interest rate environment. We believe these perceptions do not reflect the continued strong financial and operational performance of our Unum- and Colonial Life-branded core businesses and actions taken in our Closed Block. Recent steps to reinsure most of the closed individual disability business and accelerate the recognition of LTC statutory reserves provide greater predictability and enhanced performance of the Closed Block.

The company also continues to fund growth in meaningful ways. The launch of Unum Total Leave™ last year is a critical step in setting our leave management business on a sustainable growth path. Platforms like Unum HR Connect® provide unique back-office capabilities that better integrate our offerings with our customers. Digital portals for our different brands make enrolling and managing benefits more modern and intuitive. Streamlined processes and new digital tools also play an important role in driving greater efficiency and financial flexibility.

Active management of the Closed Block and continued investments in growth – coupled with a history of strong performance in core business operations and the reintroduction late last year of share repurchases – give us confidence that the market will recognize the significant value of Unum as a solid investment over the long term.

As a Board, we believe a key factor to Unum's success is a strong leadership team and engaged employees, and the company made significant investments on the talent front in 2021. Effective leadership transitions brought highly talented individuals to Unum to run key parts of our business and demonstrated our deep bench strength in other areas. Significant investments in an increasingly competitive talent market retained critical staff and bolstered Unum as a dynamic and compelling place to work and grow a career. New inclusion and diversity leadership injected a fresh approach and further supported our commitment to embed inclusion and diversity of thought into our strong work culture. These and other steps reinforce our goal of ensuring everyone at Unum remains well-equipped to achieve success.

*Data collected from the Johns Hopkins Coronavirus Resource Center.
**Non-GAAP financial measure, see Appendix B for reconciliation.

A LETTER FROM OUR BOARD OF DIRECTORS

Together, all of us at Unum recognize the obligations we have to all key stakeholders to deliver on our commitments. This focus on doing the right thing is the essence of *We Are Unum,* a core set of values we strive to live up to every day, along with our Code of Conduct. These principles guide our advocacy for greater access to benefits to meet the growing need for financial protection in our society. They underpin our commitment to supporting our local communities and reducing the impact we have on the environment. They instill an unwavering customer focus and the importance of personal responsibility. Collectively, they represent a pledge to operate with integrity and compassion.

The Board is committed to representing the interests of shareholders and driving Unum's long-term success through good corporate governance. We take a thorough approach to governance that assesses performance and risk, demands regulatory compliance, provides insight on corporate strategy, and provides oversight of compensation, investment activity and other financial matters. We conduct a regular outreach and engagement program that enables us to receive valuable feedback from shareholders on a variety of topics. We also monitor Unum's culture through feedback from employee engagement surveys, an ethics hotline and other processes so that the company remains true to its values. Recently, we welcomed Gale King as our newest director, part of our commitment to bringing fresh views and ideas to ensure we maintain a broad perspective and forward-looking vision.

As we look ahead, we recognize the important role Unum has in delivering the benefits and services people and companies count on every day. The resiliency of our more than 10,000 employees, the strength of our franchise and our continued investments in growth, we believe, are positioning Unum well for the longer term.

Thank you for your continued support of the company.



Theodore H. Bunting, Jr.	Susan L. Cross	Susan D. DeVore	Joseph J. Echevarria
Cynthia L. Egan	Kevin T. Kabat	Timothy F. Keaney	Gale V. King
Gloria C. Larson	Richard P. McKenney	Ronald P. O'Hanley	Francis J. Shammo



Notice of 2022 Annual Meeting of Shareholders

DATE: Thursday, May 26, 2022
TIME: 10:00 a.m. Eastern Daylight Time

VIRTUAL MEETING SITE

The 2022 Annual Meeting of Shareholders of Unum Group (the "company") will be a virtual meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/UNM2022.
The Board of Directors (the "Board") has determined to hold a virtual-only Annual Meeting to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost. We believe this is the right choice for the company, as it enables engagement with our shareholders, regardless of size, resources or physical location. **We are committed to ensuring shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.** You will be able to attend the meeting online, vote your shares electronically and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/UNM2022.

To attend the virtual meeting, you will need the 16-digit control number included on your Notice Regarding the Internet Availability of Proxy Materials ("Notice"), proxy card, voting instruction form, or legal proxy. The meeting webcast will begin promptly at 10:00 a.m. Eastern Daylight Time on May 26, 2022. We encourage you to access the meeting prior to the start time. Online check-in will begin approximately 15 minutes prior to the start time, and you should allow ample time for the check-in procedures. If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page. For further details, see "About the 2022 Annual Meeting" beginning on page 110.

WHO CAN VOTE

Shareholders of record of the company's common stock (NYSE: UNM) at the close of business on March 28, 2022, are entitled to vote at the meeting and any adjournment or postponement of the meeting.

VOTING ITEMS	Pg. #
☑ Election of the 12 Directors Named in this Proxy Statement	101
☑ Advisory Vote to Approve Executive Compensation	101
☑ Ratification of Appointment of Independent Public Accounting Firm	102
☑ Approval of the Unum Group 2022 Stock Incentive Plan	103

In addition to the voting items listed above, shareholders will transact any other business that may properly come before the meeting or any adjournment or postponement thereof. There will also be a report on the company's business.

HOW TO VOTE

Your vote is important. We encourage you to vote your shares as soon as possible, even if you plan to attend the meeting online. Many of our shareholders may vote by following the instructions below to vote via the internet, by telephone, or, if you have received a printed version of these proxy materials, by mail.

INTERNET

www.proxyvote.com (if in advance of meeting)
Deadline: 11:59 p.m. Eastern Daylight Time, May 25, 2022
You may also vote your shares during the meeting at www.virtualshareholdermeeting.com/UNM2022.

TELEPHONE

1-800-690-6903 or the telephone number on your voting instruction form
Deadline: 11:59 p.m. Eastern Daylight Time, May 25, 2022

MAIL

Vote Processing c/o Broadridge
51 Mercedes Way, Edgewood, NY 11717
Receipt due by close of business day on May 25, 2022

If the proxy materials you received do not have a 16-digit control number, you may vote by following the instructions on the Notice or voting instruction form that you received.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 26, 2022: The proxy statement and annual report to shareholders are available at www.proxyvote.com.

J. Paul Jullienne
Vice President, Managing Counsel and Corporate Secretary
April 14, 2022

A Note About Non-GAAP Financial Measures

In this proxy statement, we present certain measures of our performance that are not calculated in accordance with generally accepted accounting principles in the United States of America (GAAP), which we use for purposes of setting executive compensation and evaluating our performance. Non-GAAP financial measures exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with GAAP, which are set forth below:

OPERATING RESULTS ($ in millions, except per share data) — GAAP FINANCIAL MEASURES

	Year Ended December 31		
	2021	**2020**	**2019**
Net Income	$824.2	$793.0	$1,100.3
Net Income per share*	$4.02	$3.89	$5.24
Total Stockholders' Equity (book value)	$11,416.4	$10,871.0	$9,965.0
Total Stockholders' Equity (book value) per share	$56.37	$53.37	$49.10
Return on Equity	7.4%	7.6%	11.8%

*Assuming dilution

This proxy statement refers to the following non-GAAP financial measures, which we believe are helpful performance measures and indicators of revenue, profitability and underlying trends in our business:

ADJUSTED OPERATING RESULTS ($ in millions, except per share data) — NON-GAAP FINANCIAL MEASURES

	Year Ended December 31		
	2021	**2020**	**2019**
After-Tax Adjusted Operating Income [1]	$890.7	$1,005.4	$1,140.6
After-Tax Adjusted Operating Income per share	$4.35	$4.93	$5.44
Book value, excluding AOCI [2]	$11,062.3	$10,496.8	$9,927.7
Book value, excluding AOCI, per share	$54.63	$51.54	$48.92
Adjusted Operating Return on Equity [3]	8.9%	10.7%	12.8%
Adjusted Operating Return on Equity (in core operations)	10.3%	14.1%	17.2%

(1) After-tax adjusted operating income is defined as net income adjusted to exclude after-tax investment gains or losses and the amortization of the cost of reinsurance as well as certain other items specified in the reconciliation of non-GAAP financial measures in Appendix B of this proxy statement. Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives.

(2) We sometimes refer to book value, excluding accumulated other comprehensive income (AOCI), as "adjusted book value."

(3) Adjusted operating return on equity is calculated using after-tax adjusted operating income or loss and excludes from equity the unrealized gain or loss on securities and net gain on hedges.

Investment gains or losses and unrealized gains or losses on securities and net gains on hedges depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our company. We have exited a substantial portion of our Closed Block individual disability product line through the two phases of the reinsurance transaction that were executed in December 2020 and March 2021, respectively. As a result, we exclude the amortization of the cost of reinsurance that was recognized upon the exit of the business related to the ceded reserves for the cohort of policies on claim status. We believe that the exclusion of the amortization of the cost of reinsurance provides a better view of our results from our ongoing businesses. Book value per common share excluding AOCI, certain components of which tend to fluctuate depending on market conditions and general economic trends, is an important measure. We may at other times exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals, but this exclusion is not an indication that similar items may not recur and does not replace the comparable GAAP financial measures in the determination of overall profitability.

For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix B of this proxy statement.

Forward-Looking Statements and Website References

Certain information contained in this proxy statement may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those not based on historical information, but rather relate to our outlook, future operations, strategies, financial results, goals (including environmental, human capital, and sustainability goals) or other developments. Forward-looking statements speak only as of the date made. We undertake no obligation to update these statements, even if made available on our website or otherwise. Actual results or outcomes could differ materially from those included in the forward-looking statements. Factors that could cause actual results to differ materially from those included in the forward-looking statements are discussed in our annual report on Form 10-K for the year ended December 31, 2021 and subsequent Securities and Exchange Commission filings.

Website references throughout this proxy statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Proxy Summary

This summary is intended to highlight certain key information contained in this proxy statement that we believe will assist your review of the four business items to be voted on at the 2022 Annual Meeting of Shareholders of Unum Group (the "2022 Annual Meeting"). As it is only a summary, we encourage you to review the full proxy statement, as well as our annual report on Form 10-K for the year ended December 31, 2021 (the "2021 Form 10-K"), for more complete information about these topics.

Voting Matters

	Board's Recommendation	Page Reference
Item 1: Election of the 12 Directors Named in this Proxy Statement	**FOR each nominee**	**101**

Twelve director nominees are standing for election this year, each for a one-year term expiring at the 2023 Annual Meeting. Each director will hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal from office. The Board and the Governance Committee believe each director nominee possesses the necessary skills and qualifications to provide effective oversight of the business. The director nominees are:

Director Nominee	Director Since	Independent	Committee Assignments	
Theodore H. Bunting, Jr.	2013	✔	Human Capital	Regulatory Compliance (Chair)
Susan L. Cross	2019	✔	Audit	Risk and Finance
Susan D. DeVore	2018	✔	Audit	Risk and Finance
Joseph J. Echevarria	2016	✔	Governance	Risk and Finance (Chair)
Cynthia L. Egan	2014	✔	Human Capital (Chair)	Regulatory Compliance
Kevin T. Kabat, *Board Chairman*	2008	✔	Governance	Human Capital
Timothy F. Keaney	2012	✔	Audit (Chair)	Risk and Finance
Gale V. King[1]	2022	✔	Human Capital	Risk and Finance
Gloria C. Larson	2004	✔	Governance (Chair)	Regulatory Compliance
Richard P. McKenney, *President and CEO*	2015	—	—	
Ronald P. O'Hanley	2015	✔	Governance	Human Capital
Francis J. Shammo	2015	✔	Audit	Regulatory Compliance

(1) Ms. King joined the Board of Directors effective March 4, 2022 and will begin service on the Human Capital Committee and Risk and Finance Committee effective May 1, 2022.

	Board's Recommendation	Page Reference
Item 2: Advisory Vote to Approve Executive Compensation	**FOR**	**101**

We are seeking a non-binding advisory vote to approve the compensation of our named executive officers. We describe our compensation programs in the Compensation Discussion and Analysis section of this proxy statement. The Human Capital Committee believes these programs reward performance and align the long-term interests of management and shareholders. Although non-binding, the Human Capital Committee will take into account the outcome of the advisory vote and shareholder feedback when making future compensation decisions.

Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	**102**

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2022, and shareholders are being asked to ratify the appointment.

Item 4: Approval of the Unum Group 2022 Stock Incentive Plan	**FOR**	**103**

The Board has adopted the Unum Group 2022 Stock Incentive Plan (the "2022 Plan"), and shareholders are being asked to approve it. The 2022 Plan is similar to our existing Stock Incentive Plan of 2017 but includes certain new terms and provisions that we believe are more representative of current compensation practices in our industry and among our peers.

Key Corporate Governance and Executive Compensation Items

2021 Say-on-Pay Vote and Shareholder Outreach

Our 2021 shareholder advisory vote to approve executive compensation passed with 92% support. In 2021, as in prior years, we invited our top shareholders, representing approximately 60% of our outstanding shares, to engage with us on business, governance, and compensation matters. Four shareholders, representing approximately 10% of our outstanding shares, accepted our invitation for engagement, and we met with each of them. Another 10 shareholders, representing approximately 26% of our outstanding shares, responded that a meeting was not necessary. Our independent Human Capital Committee Chair was available upon request and joined two of the meetings.



92% vote FOR

During the 2021 outreach, we received specific feedback as follows:

- Positive commentary on our compensation design and pay structure for executives, as well as on our proxy statement disclosure;
- Complimentary feedback on the detailed disclosure and rationale of the 2020 Success Incentive Plan (SIP) awards set forth in our 2021 Proxy Statement;
- Recognition for integrating ESG factors into our decisions by signing the United Nations Principles for Responsible Investment; and
- Complimentary feedback on specific Board diversity disclosures.

Through these discussions, we were also able to confirm that shareholders would like us to continue:

- Providing a CEO Compensation Summary in our proxy statement to help investors understand how the Committee approaches its CEO compensation decisions (see page 13);
- Including Board demographics (specifically gender and ethnicity) in our Summary of Director Qualifications and Experience (see page 28);
- Enhancing our ESG disclosures to enable better understanding of our corporate sustainability strategy, initiatives, and progress (see page 42); and
- Aligning the long-term interests of management and shareholders with a mix of both short- and long-term incentives (see page 58).

We also met with one proxy advisory firm to provide an update on our shareholder engagement efforts and gain further insight into their views on our compensation and governance practices and disclosures. While we extended an invitation to another proxy advisory firm, they declined the meeting citing the lack of any governance or compensation concerns.

Overall, shareholders appreciated the opportunity to engage in these discussions. They also appreciated the company's willingness to consider their input on both executive compensation and governance practices. We are committed to continuing our shareholder engagement in the future.

Corporate Governance and Executive Compensation Practices

Executive Compensation Practices

- ✔ A pay-for-performance philosophy
- ✔ Annual say-on-pay votes
- ✔ Programs that mitigate undue risk taking in compensation
- ✔ Independent compensation consultant to the Human Capital Committee
- ✔ No golden parachute excise tax gross-ups
- ✔ Limited perquisites
- ✔ No NEO employment agreements

- ✔ Double-trigger provisions for severance
- ✔ Restrictive covenants in our long-term incentive grant agreements
- ✔ Clawback provisions
- ✔ A balance of short- and long-term incentives
- ✔ Robust stock ownership and retention requirements
- ✔ Relevant peer groups for benchmarking compensation
- ✔ In-depth performance assessments of executives

Board Practices

- ✔ All directors other than the CEO are independent, including the Board Chairman
- ✔ All Board Committees fully independent
- ✔ Commitment to diversity at the Board level and within the enterprise

- ✔ High meeting attendance by directors (average attendance of 98% in 2021)
- ✔ Limits on outside board and audit committee service

Governance Practices

- ✔ Annual election of directors
- ✔ Majority vote requirement for directors (in uncontested elections)
- ✔ Proxy access rights
- ✔ Shareholder right to call special meetings
- ✔ Annual, proactive shareholder engagement
- ✔ Independent Board chair

- ✔ No supermajority vote requirements
- ✔ Anti-pledging and anti-hedging policies applicable to executives and directors
- ✔ Annual Board, committee, and individual director evaluations
- ✔ Regular executive sessions of independent directors
- ✔ No poison pill
- ✔ Board-level oversight of ESG

Performance Highlights

The pandemic has reinforced the social value of our business and highlighted our already strong value proposition with customers and brokers. As a leading provider of financial protection benefits in the United States, United Kingdom and Poland, we help protect millions of working people and their families from the financial hardships that can occur in the event of illness, injury, or loss of life. We also offer services that help companies manage workplace wellbeing and regulatory challenges.

Unum's financial performance continues to be impacted by the pandemic. Over the past two years, we experienced significant increases in COVID-based claims incidence in our group life and disability lines, as well as leaves administered through our leave management business, which is highlighted in the charts below. These increased volumes led to elevated expenses in key areas and a decrease in earnings for the year. While premium growth remained positive and improved throughout the year, buoyed by strong persistency, sales results continued to lag due to the competitive environment.



Despite these challenges, we delivered $824 million of net income. We continued to invest in new technologies, people, products and services to better serve customers and position our business to return to growth as the environment improves. Below are key financial performance measures from 2021. Additional measures, including those we use for annual and long-term incentive decisions, can be found beginning on page 58.

GAAP RESULTS		AFTER-TAX ADJUSTED RESULTS[1]		BOOK VALUE[2]
NET INCOME	EPS	OPERATING INCOME	EPS	PER SHARE
$824.2 million	**$4.02**	**$890.7** million	**$4.35**	**$54.63**
▲ 3.9%	▲ 3.3%	▼ 11.4%	▼ 11.8%	▲ 6.0%
RETURN ON EQUITY (consolidated) 7.4%		RETURN ON EQUITY (consolidated) 8.9%	RETURN ON EQUITY (core operations) 10.3%	

(1) After-tax adjusted operating results referenced here include non-GAAP financial measures. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP Financial Measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix B of this proxy statement.

(2) Excluding accumulated other comprehensive income.

Operating Highlights

We delivered on our purpose of **helping the working world thrive throughout life's moments** in 2021. Unum paid $8.2 billion in benefits to people facing illness, injury or loss of life. Satisfaction metrics measuring our interaction with customers and partners were high. We also remained focused on enhancing the experience of our customers through leveraging technology, improving processes and training employees.

We **accelerated our digital transformation** in response to evolving customer expectations. We continue to invest in technologies that allow us to rapidly address market needs by creating new digital experiences for customers, automating business processes, tracking metrics, delivering new products and services to market faster, and improving satisfaction. By enhancing our digital capabilities, we enrich the experience for our customers and enhance the effectiveness of our people.

We **managed our investment portfolio well** despite the continued low interest rate environment. Our well-diversified portfolio focuses on consistent, predictable cash flows. Due to the nature of our business, we invest for the long term with a philosophy emphasizing sound risk management and credit quality. In early 2021, we signed the United Nations Principles for Responsible Investment, a step that demonstrates our commitment to expanded disclosure and an investment approach that more formally integrates ESG factors into our decisions.

Closed Block Management

The same skills that allow our core franchise to be successful also benefit our closed block of policies that we continue to service and support, but no longer actively market. Our Closed Block segment primarily consists of long-term care (LTC) policies and older individual disability policies.

LONG-TERM CARE PERFORMANCE

We have actively managed this block with a combination of rate increases, updates to our liability assumptions to reflect emerging experience, prudent cash infusions, and reserve adjustments. Through these and other steps — including annual comprehensive adequacy reviews — we continue to take proactive measures to provide for the long-term stability of this block and promote transparency for our shareholders and customers.

Despite these continuing efforts, following an examination of one of our Maine-domiciled insurers, in 2020 the Maine Bureau of Insurance required us to establish additional LTC statutory reserves, permitting this to be done over a period of seven years. We view the additional statutory reserves as further increasing margin over our best estimate assumptions. In the last two years, LTC statutory reserves were increased by approximately $667 million, and we plan on accelerating the recognition of these additional required reserves.

INDIVIDUAL DISABILITY REINSURANCE TRANSACTION

In the first quarter of 2021, we completed the second phase of a transaction to reinsure most of our Closed Block individual disability insurance business to a third party. Although we will continue to administer this block of business, the transaction freed up a significant amount of capital that enhances our financial flexibility and can be used to help fund future growth.

Environmental, Social and Governance Matters

We provide a critical financial safety net for millions of people, a fact that drives us to deliver for those who count on us. This focus on doing the right thing guides our approach to sustainability and social responsibility. Unum has a long tradition of engaging with shareholders, customers, employees, suppliers and communities on a variety of environmental, social and governance (ESG) matters.

The Governance Committee of the Board provides oversight and guides the company's sustainability strategy and initiatives. We have taken a number of steps in recent years to strengthen and mature our governance and disclosure of ESG matters. In 2021, we evaluated and discussed with the Board emerging risks to our business, including risks related to climate change, as well as increased regulatory focus on ESG issues. We also refreshed our Code of Conduct to reflect the current environment and evolving industry standards. And we continue to integrate ESG factors into our investment decisions.

We recently developed a corporate sustainability strategic framework to help create long-term value for stakeholders by implementing business strategies that focus on social, environmental, governance, and economic dimensions of doing business. Our strategic framework focuses on three areas where we believe Unum can add both societal and business value:

- **Inclusive products and services –** We strive to ensure that the financial security provided by our products and practices contributes to more inclusive communities.

- **Responsible investments –** Although we have long factored ESG considerations into a holistic assessment of risk when making investment decisions, we are taking steps to formalize and add transparency around the integration of ESG factors into our investment decisions. As evidence of our commitment, in early 2021, we signed the United Nations Principles for Responsible Investment.

- **Reducing environmental impact –** We recognize that minimizing our environmental footprint serves all, while positioning the company for the impacts of climate change and enhancing our ability to engage and attract employees and customers.

A more comprehensive discussion of our efforts and progress is published annually in our ESG report, which is available at *www.unum.com/about/responsibility*. See page 42 for more information about ESG.

Capital Generation for Shareholders

Despite the pandemic, we generated premium growth and strengthened our capital position in 2021, allowing us the opportunity to deploy capital in a number of ways.

- We invested in our people, products and technology to drive growth.

- We paid out $240.6 million in dividends, or $1.17 per share.

- We purchased $50 million of our shares in the fourth quarter of 2021, resuming our share repurchase program that we suspended in 2020 at the start of the pandemic.

Our credit ratings are reflective of our strong balance sheet, our favorable operating results, and our highly respected brand in the employee benefits market. In 2021, we received upgrades to our outlook from key rating agencies, a noteworthy achievement in this uncertain environment.

Total Shareholder Return

While we continue to produce solid financial results in our core operations, the pandemic and uncertain economic environment continue to significantly disrupt our business. As described in "Performance Highlights" on page 9, dramatic increases over the last two years in our life and disability insurance lines, and leaves administered, have impacted our financial performance. We also face ongoing negative investor perceptions surrounding the long-term care (LTC) insurance industry, a dynamic that impacts us more than most of our peers due to our Closed Block segment.

Despite these challenges, Unum saw total shareholder return increase nearly 12% from 2020. While an improvement, these returns trailed our peers and we believe are not fully reflective of the ongoing strength of our franchise, capital position and core operations' performance. We have seen premiums and book value per share (excluding AOCI) increase throughout the pandemic, and have significant financial flexibility that allows us to continue investing to grow our business for the future.

In addition to our core operations, our Closed Block segment primarily consists of LTC policies and older individual disability policies that we continue to service and support. Through the active management of our Closed Block, we have taken steps to improve the performance and shareholder understanding of this legacy business. In 2021, we completed the second phase of a reinsurance transaction for our older individual disability block, which freed up significant capital that can be used to grow our business. In addition, our capital position and performance of our LTC block has allowed us to accelerate planned contributions to that block's statutory reserves.

Over the last two years, the pandemic has highlighted the critical role and growing need for our products and services. We believe this, combined with our history of consistent execution, makes Unum an excellent long-term investment. We expect that the performance of our core franchise will again be recognized and ultimately drive long-term shareholder value.

TOTAL SHAREHOLDER RETURN

	1 Year	3 Year	5 Year
Unum	**11.86%**	**(3.96)%**	**(33.1)%**
Proxy Peer Group	28.85	58.49	44.72
S&P 500	28.71	100.37	133.41
S&P Life & Health Index	36.68	52.41	40.59

CORE OPERATIONS PREMIUM GROWTH (Billions)



BOOK VALUE PER SHARE (Excl AOCI)*



*Non-GAAP financial measure, see Appendix B for reconciliation.

2021 CEO Compensation Summary

Our approach to CEO compensation aligns directly with our overall executive compensation philosophy and structure (see page 55). Richard P. McKenney serves as President and CEO of the company. His targeted total direct compensation is a combination of base pay plus short- and long-term incentives that are tied directly to performance goals. This structure supports the long-term successes of the company and the interests of our shareholders.

Mr. McKenney is subject to robust stock ownership requirements, including a requirement to own six times his base salary in stock. This helps to ensure that the long-term value of his compensation directly aligns with shareholders.

At the beginning of 2021 following discussion with Mr. McKenney, the Board approved his performance goals for the year, which included:

- Business and financial objectives;
- Strategic objectives;
- Talent management initiatives;
- Goals for building a culture of inclusion and diversity; and
- Operational effectiveness and efficiency targets.

In addition to carefully reviewing a self-assessment prepared by Mr. McKenney, the Human Capital Committee (the "Committee") and Board conduct a thorough evaluation of his performance against all objectives as well as a review of a number of professional and leadership characteristics and behaviors (discussed beginning on page 57).

As outlined in "Performance Highlights" on page 9, 2021 was a challenging year. The Committee and the Board recognized that Mr. McKenney guided the company through the year, delivering solid financial results. The Committee and the Board specifically highlighted Mr. McKenney's leadership in:

- Effectively guiding the company through an exceedingly challenging year of significant disruption from the pandemic;
- Proactively managing capital generation and deployment in an uncertain environment, positioning the company well to respond to future opportunities;
- Driving a proactive change agenda to steer the company through the ongoing evolutions of the workplace and prepare customers for a digitally focused future;
- Strengthening the company's commitment to integrity, sustainability and social responsibility while continuing to promote inclusion and diversity of thought, mental health and social justice throughout the company and externally; and
- Leading the company's ongoing efforts to responsibly manage its Closed Block of business.

While 2021 continued to be a difficult environment with respect to investor perceptions in the insurance industry surrounding long-term care (LTC), which continued to negatively impact our stock price, the Board has full confidence in Mr. McKenney's leadership as CEO and believes the company is well-positioned for long-term success through his actions.

2021 Compensation Decisions

The "CEO Compensation Summary" table below depicts how the Committee views its decisions concerning Mr. McKenney's compensation for 2021, compared to his 2020 compensation. It differs from the Summary Compensation Table (the "SCT") (see page 83) required by the Securities and Exchange Commission as follows:

- The "CEO Compensation Summary" table treats equity awards similar to how annual awards are treated in the SCT (which are based on the performance year to which the award relates). Therefore, the value of the long-term incentive (LTI) award granted in March 2022 based on performance in 2021 is shown as 2021 compensation. In contrast, the value of LTI awards in the SCT is based on the year in which the equity awards are granted. As a result, 2021 compensation in the SCT includes the value of Mr. McKenney's LTI award granted in 2021;

- The table below excludes the 2020 Success Incentive Plan grant since this was a one-time award and not viewed as part of annual compensation; and

- The SCT includes amounts reported in the "All Other Compensation" column. Although regularly monitored by the Committee, these amounts were not considered when it made annual performance-based compensation determinations for 2021 and are therefore not shown in the presentation below.

The CEO Compensation Summary table is not a substitute for the required SCT found on page 83.

CEO COMPENSATION SUMMARY

Component	2020	2021
Base Salary	$1,050,000	$1,050,000
Annual Incentive Payout	1,812,462	2,646,000
Approved LTI Grant	7,500,000	8,400,000
Annual Compensation	**$10,362,462**	**$12,096,000**

ANNUAL INCENTIVE

Mr. McKenney's 2021 annual incentive payout of $2,646,000 was calculated by applying the company performance achievement under the plan formula (120% for 2021; see page 62) and Mr. McKenney's individual performance factor (100% for 2021; see page 68).

The company faces ongoing negative investor perceptions surrounding the LTC insurance industry, a dynamic that impacts us more than most of our peers. Even so, the pandemic has shown that the need for our products and services has never been clearer, and continues to grow. The Committee believes that continued active management of our LTC block along with the strength of our franchise, capital position and operational performance will, over time, influence investor perceptions and drive long-term shareholder value. Given this, and its view that the company is positioned for long-term success, the Committee awarded Mr. McKenney an individual performance percentage of 100% for his 2021 annual incentive, which resulted in an actual award of $2,646,000. This is an increase of $833,538 from his 2020 payout, which was driven by an increase in the year-over-year company performance achievement from 80% to 120%.

LONG-TERM INCENTIVE

For 2021, 70% of Mr. McKenney's pay was in the form of long-term incentives (delivered through performance-based restricted stock units (PBRSUs) and cash incentive units (CIUs)). The value of the PBRSUs is based on the company's stock price while the value of his CIUs is based on growth in adjusted book value and dividends, further modified by relative TSR. After consideration of Mr. McKenney's strategic leadership, his total target compensation competitiveness, his performance in 2021 and other considerations outlined above, the Committee awarded Mr. McKenney a grant of $8,400,000 for 2021 performance with no specific individual factor applied. This award, which was granted in 2022, is an increase of $900,000 over his award granted last year and remains below the median LTI target of our proxy peer group.

The design of our LTI program serves to align the interests of management and long-term shareholders. For example, this impact can be seen in the vesting of Mr. McKenney's historical performance share unit (PSU awards, which are not only realized at the company's lower stock price but also modified based on relative TSR (up to +/- 20%. The business goals were achieved at 79.3%, with relative TSR at the lowest percentile, resulting in a 20% decrease for a final payout of 63.4%. The table below illustrates how the TSR modifier reduced the number of shares Mr. McKenney earned following the vesting of his 2019 PSU award for the performance period ending December 31, 2021 (see additional details on page 65).

PERFORMANCE IMPACT ON 2019-2021 PSU AWARDS

Executive	2019 Grant Date Fair Value[1]	Shares Eligible to Vest[2]		Operating Performance Factor[3]		Adjusted Shares		TSR Modifier		Earned Shares	Value of Earned Shares[4]	Value as % of Grant Date Fair Value[5]
CEO	$3,087,509	94,302	x	79.3%	=	74,781	x	80%	=	59,825	$1,724,157	55.8%

(1) This amount was calculated by multiplying Mr. McKenney's target grant of 81,962 PSUs on the grant date, March 1, 2019, by the closing stock price of $37.67 on that date.

(2) This amount includes target PSUs granted and dividend equivalents accrued on the awards from the grant date until they were distributed in early 2022 when performance was certified by the Committee.

(3) "Operating Performance Factor" rounded to one decimal place.

(4) The PSU achievement was certified by the Committee on February 19, 2022. Given this was not a trading day, the shares were valued based on the prior day's closing stock price of $28.82 (February 18, 2022).

(5) This value represents the "Value of Earned Shares" as a percentage of the "2019 Grant Date Fair Value".

CASH SUCCESS UNIT AND STOCK SUCCESS UNIT VESTING

In February 2022, the Committee reviewed and certified that the performance hurdles were met for the performance period January-December 2021 for the 2020 Success Incentive Plan (SIP) grant. Therefore, the first one-third of cash success units (CSUs) and stock success units (SSUs) vested and were distributed.
Mr. McKenney had a total of 61,501 SSUs and related cash dividends as well as $1,617,000 CSUs that vested. Details about the vesting of these awards can be found on page 66.

2022 Compensation

As previously disclosed, the Committee has a practice of positioning our executives' pay below median pay of external peers as they are promoted into a role and gradually making adjustments to full competitive norms as performance and experience in the job grows. Mr. McKenney was promoted to President of the company in April 2015 and subsequently promoted to CEO the following month.

In February 2022, the Committee with its consultant, Pay Governance LLC, reviewed Mr. McKenney's total targeted compensation relative to proxy peers and determined that his pay was 14% below median. After considering his experience, his performance in the CEO role, and the leadership that he has shown during his almost seven years in the role, the Committee decided to increase Mr. McKenney's annual base salary by 5% to $1.1 million; annual incentive target from 210% to 230%; and long-term incentive target opportunity from $7.5 million to $8.4 million. These decisions reflect Mr. McKenney's steady leadership and strategic positioning of the company. Even with these adjustments, Mr. McKenney's targeted total direct compensation continues to be below the median of our proxy peer group.

Corporate Governance

Board Overview

The Board of Directors is elected by shareholders to oversee their interests in the long-term health and overall success of the company's business and financial strength. In addition, the Board has responsibility to the company's policyholders, employees, and business partners and to the communities in which the company operates, all of which are essential to the company's success. The Board oversees the CEO and other senior management, who are responsible for carrying out the company's day-to-day operations in a responsible and ethical manner. The Board and its committees meet regularly to review and discuss the company's strategy, business, performance, ethics, risk tolerance, human capital engagement, and culture, as well as important issues that it faces. These discussions take place with management and, as appropriate, with outside advisers who provide independent expertise, perspectives and insights. In addition, the independent members of the Board and its committees hold regular executive sessions without management present. Board members are also in ongoing communication with each other and with management between meetings.

Board Composition and Refreshment

The Board believes a critical component of its effectiveness in serving the long-term interests of shareholders is to ensure its membership remains diverse, possessing a variety of backgrounds, experiences and skill sets from which to draw. Fresh views and ideas help the Board to maintain a broad perspective and forward-looking vision capable of anticipating and adapting to the rapid pace of change, just as experience and continuity provide necessary context and stability for important decisions. With that in mind, the Governance Committee reviews the composition of the Board to ensure an appropriate balance of experiences, skills, tenure and diversity. This is an ongoing, year-round process.

The Board is committed to effective board succession planning and refreshment, including having honest and difficult conversations with individual directors when necessary. These conversations may arise in connection with the Board evaluation process, succession planning or consideration of the annual slate of Board nominees. As a result of these processes, directors may decide (for personal or professional reasons) or be asked (for reasons such as evolving needs for Board composition or directors' availability to make sufficient contributions to the Board) not to stand for re-election at the next Annual Meeting. It is expected these refreshment practices will continue in the future.

Since the beginning of 2015, we have experienced a healthy level of Board refreshment, with seven new directors joining the Board and eight retiring. While some companies have tenure limits on Board service, we believe our balanced approach delivers the right mix of directors with new ideas and perspectives along with those possessing deep knowledge of the company.

Board Qualifications

The Board strives to maintain independence of thought and diverse professional experience among its membership. The Board and the Governance Committee look for directors who have qualifications and attributes in key areas relevant to Unum, and that align with both our short- and long-term business strategies. These qualifications and attributes are evaluated on an annual basis and adjusted as needed so that they continue to serve the best interests of the company. The table below summarizes the qualifications and attributes that are important to Unum and addresses how the composition of our Board, as a whole, meets these needs.

Qualifications and Attributes	Relevance to Unum	Board Composition
Accounting/Auditing	We operate in a complex financial and regulatory environment with disclosure requirements, detailed business processes and internal controls.	8
Business Operations	We have significant operations focused on customer service, claims management, sales, marketing and various back-house functions.	12
Capital Management	We allocate capital in various ways to run our operations, grow our core businesses and return value to shareholders.	9
Corporate Governance/ESG	As a public company and responsible corporate citizen, we expect effective oversight and transparency, and our stakeholders demand it.	9
Financial Expertise/Literacy	Our business involves complex financial transactions and reporting requirements.	12
Independence	Independent directors have no material relationships with us and are essential in providing unbiased oversight.	11
Industry Experience	Experience in the insurance and financial services industry provides a relevant understanding of our business, strategy, and marketplace dynamics.	9
International	With global operations in several countries and prospects for further expansion, international experience helps us understand opportunities and challenges.	6
Investment Markets	We manage a large and long-term investment portfolio to uphold our promises to pay the future claims of our policyholders.	3
Recent Public Board Experience	We value individuals who understand public company reporting responsibilities and have experience with the issues commonly faced by public companies.	11
Public Company Executive Experience	Experience leading a large, widely-held organization provides practical insights on need for transparency, accountability, and integrity.	10
Regulatory/Risk Management	A complex regulatory and risk environment requires us to develop policies and procedures that effectively manage compliance and risk.	12
Technology/Digital Transformation	We rely on technology to manage customer data, deliver products and services to the market, pay claims, and enhance the customer experience.	4

Board Tenure

Directors with varied tenure contribute to a range of perspectives and allow us to transition knowledge and experience from longer-serving members to those newer to our Board. We have a mix of new and long-standing directors, with our 12 director nominees averaging 7.7 years of service on the Board as of the 2022 Annual Meeting.

Board Diversity

Our Board is comprised of members with a range of backgrounds and overall experience. More than half are women or represent a minority group.

Although the Board does not have a specific diversity policy, it recognizes diverse representation on the Board, including in positions of leadership, serves to improve dialogue, decision-making, and culture in the boardroom. Our Governance Committee focuses on advancing continued diversity on the Board during refreshment activities by requiring that candidate pools include diverse individuals, including women, who meet the recruitment criteria. From the candidate pools, our Governance Committee selects director candidates based on their qualifications and attributes as addressed below. Our director nominees range from 53 to 72 years of age, with the average age being 63.3 years, as of the 2022 Annual Meeting.



*Tenure and age calculated as of the 2022 Annual Meeting. Tenure rounded to the nearest year calculated from date of first election.

Board Evaluation Process

A healthy and vigorous Board evaluation process is an essential part of good corporate governance. A thorough evaluation process helps us achieve the right balance of perspectives, experiences and skill sets needed for prudent oversight of the company, including execution on corporate strategy, while also considering the best interests of our shareholders. At Unum, this evaluation process includes annual evaluations of the Board, each committee, and individual directors.

The Governance Committee establishes and oversees the evaluation process, which focuses on identifying areas where Board, committee and director performance is most effective, as well as opportunities for further development or enhancement. Each year, the Governance Committee reviews the format and effectiveness of the evaluation process in identifying actionable feedback, recommending changes in process as appropriate. Determining whether to engage a third-party facilitator is also part of the review.

The evaluation process is conducted in two phases. The first phase focuses on the evaluation of the effectiveness of each committee and the Board as a whole. Directors complete questionnaires evaluating the Board and the committees on which they serve across a variety of topics, including culture, composition, structure and engagement. In recent years, Board members have provided feedback regarding corporate strategy, business resiliency programs, Board composition and structure, succession plans, future agenda items, meeting materials and director education. The second phase involves interviewing individual directors to collect feedback on peer directors' performance. This phase is led by the Governance Committee Chair in advance and in anticipation of the nomination process, with key messages delivered to each director. This two-phased approach has generated robust discussions at all levels of the Board, and resulted in changes that have improved Board efficiency and effectiveness. For example, in recent years, these discussions have led to enhancements to Board diversity, meeting materials, director on-boarding, executive sessions, and Board member engagement.

BOARD AND COMMITTEE EVALUATIONS

 **EVALUATION FORMS**

Each director evaluates various measures of the effectiveness of the Board and each committee on which the director serves.

 **BOARD/COMMITTEE MEETINGS**

The full Board and each committee conduct separate closed self-assessment sessions, where results from evaluation and additional feedback are discussed.

 **FEEDBACK INCORPORATED**

Based on evaluation results, changes are considered and implemented, as appropriate.

DIRECTOR PERFORMANCE EVALUATIONS

 **PEER EVALUATION GUIDE**

A guide is provided to each director in advance of individual discussions with the Governance Committee Chair.

 **INDIVIDUAL INTERVIEWS**

The Governance Committee Chair conducts individual interviews to solicit feedback from directors on their peers.

 **REVIEW MEETINGS**

Each director is provided full Board feedback by the Governance Committee Chair, including discussion around performance strengths and opportunities for growth.

Process for Selecting and Nominating Directors

Director Nominee and Selection

The Governance Committee is responsible for identifying and evaluating director candidates and recommending to the Board a slate of nominees for election at each Annual Meeting. The Governance Committee periodically engages a third-party search firm to assist with recruitment efforts. During these times, the firm has been asked to identify candidates who meet the criteria of our search, provide requested background and other relevant information regarding candidates, and coordinate arrangements for interviews as necessary. Nominees may also be suggested by directors, management, or shareholders. Ms. King, who was elected to the Board in March 2022, was recommended to the Governance Committee by a third-party search firm.

Shareholders may recommend director candidates for consideration by the Governance Committee by providing the same information that would be required to nominate a director candidate, as described on page 115 in the section titled "Shareholder proposals and nominations for our 2023 Annual Meeting". Submissions must be made in writing to the Corporate Secretary at Unum Group, 1 Fountain Square, Chattanooga, Tennessee 37402. The Governance Committee's policy is to consider candidates recommended by shareholders in the same manner as other candidates.

Our corporate governance guidelines specify the following criteria to be used in evaluating the candidacy of a prospective nominee:

- Reputation for high ethical conduct, integrity, sound judgment, and accountability;
- Current knowledge and experience in one or more key areas identified in the corporate governance guidelines;
- Ability to commit sufficient time to the Board and its committees;
- Collegial effectiveness; and
- Diversity, whether in viewpoints, gender, race, ethnicity, age, professional experience or other demographics.

The core qualifications and attributes sought in any particular candidate depend on the current and future needs of the Board based on an assessment of the composition of the Board and the mix of qualifications and attributes currently represented. In addition, the Governance Committee considers other specific qualifications that may be desired or required of nominees, including their independence and ability to satisfy specific requirements for committees. As part of the director selection and nomination process, the Governance Committee assesses the effectiveness of its Board membership criteria.

In determining whether to recommend a director for re-election, the Governance Committee also considers the director's interest in continuing to serve; past attendance at meetings; contributions to the Board and committees on which the director serves; the skills, experience and background that the director brings to the Board relative to the Board's needs and existing composition; and the results of the most recent Board, committee and individual director evaluations.

Annual Election of Directors

Directors are elected each year at the Annual Meeting for a one-year term expiring at the next Annual Meeting. Directors hold office until their successors are elected, or until their earlier death, resignation, disqualification, or removal from office. Other than requiring retirement from the Board at the next Annual Meeting after a director reaches age 75, there are no term limits. However, the Governance Committee evaluates the qualifications and performance of each incumbent director before recommending the nomination of that director for an additional term.

Majority Voting Standard

Our bylaws provide that, in an election of directors where the number of nominees does not exceed the number of directors to be elected (an "uncontested election"), each nominee must receive a majority of the votes cast with respect to that nominee to be elected as a director (i.e., the number of shares voted "for" a nominee must exceed the number voted "against" that nominee). If an incumbent director is not re-elected under this majority voting standard, the director must submit an irrevocable letter of resignation to the Board, which will become effective upon acceptance by the Board. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. If the director submitting the resignation is a member of the Governance Committee, that director will not participate in the Governance Committee's recommendation to the Board. The Board will act on the Governance Committee's recommendation and publicly disclose its decision and rationale within 90 days from the date of the certification of the election results. The director in question will not participate in the Board's decision.

Information about the Board of Directors

Below are brief biographies for each of our current directors and descriptions of the directors' key qualifications, skills, and experiences that contribute to the Board's effectiveness as a whole.

Director Nominees



Director since 2013
Age: 63
at Annual Meeting

Independent Director

COMMITTEES
- Human Capital
- Regulatory Compliance (Chair)

Theodore H. Bunting, Jr.

Mr. Bunting retired as the Group President, Utility Operations of Entergy Corporation, an integrated energy company, where he previously served as Senior Vice President and Chief Accounting Officer. He has extensive financial, accounting and operational experience as a senior executive with a public company in a regulated industry. Mr. Bunting has experience as a director at other publicly traded companies and is also a certified public accountant.

CAREER EXPERIENCE

Entergy Corporation
Group President, Utility Operations (2012-2017)
Sr. Vice President and Chief Accounting Officer (2007-2012)
Numerous other executive roles (joined Entergy in 1983)

PUBLIC COMPANY BOARD EXPERIENCE

Infrastructure and Energy Alternatives, Inc., since 2021
The Hanover Insurance Group, Inc., since 2020
NiSource Inc., since 2018

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Financial Expertise/Literacy
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2019
Age: 62
at Annual Meeting

Independent Director

COMMITTEES
- Audit
- Risk and Finance

Susan L. Cross

Ms. Cross is the former Executive Vice President and Global Chief Actuary of XL Group Ltd (now AXA XL), a global insurance and reinsurance company. She previously held various chief actuarial positions for operational segments of XL. Ms. Cross brings more than three decades of financial, actuarial, insurance and risk experience as a senior executive with an international company in a regulated industry. She is a director of another publicly traded company, and she also qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

XL Group Ltd.
Executive Vice President and Global Chief Actuary (2008–2018)
Senior Vice President and Chief Actuary,
    XL Group (2006–2008)
    XL Reinsurance (2000–2006)
    XL America (1999–2000)
Significant consulting experience with Willis Towers Watson in the U.S. and Bermuda

PUBLIC COMPANY BOARD EXPERIENCE

Enstar Group Limited, since 2020

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Financial Expertise/Literacy
- Industry Experience
- International
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2018
Age: 63
at Annual Meeting

Independent Director

COMMITTEES
- Audit
- Risk and Finance

Susan D. DeVore

Ms. DeVore retired as the Chief Executive Officer of Premier, Inc., a leading health care improvement company, after serving in that role from 2013 to May 2021. She previously served as President of Premier from 2013 to April 2019, and before that served as President and Chief Executive Officer for its predecessor company, Premier Healthcare Solutions, Inc. She also previously served as the Chief Operating Officer for a number of affiliated Premier entities. Prior to joining Premier, Ms. DeVore had two decades of finance, strategy and health care consulting experience. She also qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

Premier, Inc.
   CEO (2013 - May 2021)
   President (2013–April 2019)
Premier Healthcare Solutions, Inc.
   President and CEO (2009–2013)
   COO (2006–2009)
Significant consulting experience with Ernst & Young LLP, including service as a Partner, Executive Committee member and Senior Healthcare Industry Management Practice Leader

PUBLIC COMPANY BOARD EXPERIENCE

Anthem, Inc., since 2021
Prior board service: Premier, Inc., (2013-2021)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management
- Technology/Digital Transformation



Director since 2016
Age: 65
at Annual Meeting

Independent Director

COMMITTEES
- Governance
- Risk and Finance (Chair)

Joseph J. Echevarria

Mr. Echevarria retired as the Chief Executive Officer of Deloitte LLP, a global provider of professional services, where he previously held increasingly senior leadership positions. He is currently a Senior Advisor to the President of the University of Miami, where he also serves as CEO of UHealth and Executive Vice President for Health Affairs. He brings to the Board significant experience in finance, accounting, global operations, executive management and corporate governance. Mr. Echevarria has experience as a director at other publicly traded companies and is also a certified public accountant.

CAREER EXPERIENCE

University of Miami
   CEO of UHealth (since 2021)
   Executive Vice President for Health Affairs (since 2021)
Deloitte LLP
   CEO (2011–2014)
   Various executive positions during 36 years with Deloitte

PUBLIC COMPANY BOARD EXPERIENCE

The Bank of New York Mellon Corporation, since 2015
   (Non-Executive Chair since September 2019)
Pfizer Inc., since 2015
Xerox Holdings Corporation, since 2017

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- International
- Other Public Company Board Experience
- Regulatory/Risk Management



Director since 2014
Age: 66
at Annual Meeting

Independent Director

COMMITTEES
- Human Capital (Chair)
- Regulatory Compliance

Cynthia L. Egan

Ms. Egan retired as the President of T. Rowe Price Retirement Plan Services, Inc., a subsidiary of the global investment management firm T. Rowe Price Group, Inc. Prior to that, she held various executive positions at Fidelity Investments. She has significant operational experience in delivering complex financial products and services on a large scale, as well as experience in using technology to lead businesses through growth and operational transitions. Ms. Egan is and has been a director at other publicly traded companies.

CAREER EXPERIENCE

U.S. Department of the Treasury
Senior Advisor on the development of a Treasury-sponsored retirement savings program (2014-2015)
T. Rowe Price Retirement Plan Services, Inc.
President (2007-2012)
Fidelity Investments
Various leadership and executive positions, including President of the Fidelity Charitable Gift Fund (1989-2007)

PUBLIC COMPANY BOARD EXPERIENCE

BlackRock Fixed Income Fund Complex, since 2016 (73 funds)
The Hanover Insurance Group, Inc., since 2015
(Chair since December 2020)
Huntsman Corporation, since 2020
(Vice Chair and Lead Independent Director since January 2022)
Prior board service: Envestnet, Inc. (2013-2016)

QUALIFICATIONS

- Business Operations
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- Investment Markets
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management
- Technology/Digital Transformation



Director since 2008
Age: 65
at Annual Meeting

Independent Director

Chairman of the Board of Directors

COMMITTEES
- Governance
- Human Capital

Kevin T. Kabat

Mr. Kabat is Chairman of Unum's Board of Directors, and the retired Chief Executive Officer and Vice Chairman of Fifth Third Bancorp, a diversified financial services company. He also served in numerous executive positions with Fifth Third. He has executive leadership experience, extensive financial, operating and strategic planning expertise and understands the importance of risk management and the challenges of managing a business in a highly regulated industry. Mr. Kabat also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Fifth Third Bancorp
CEO (2007–2015)
President (2006–2012)
Other executive roles, including with predecessor companies

PUBLIC COMPANY BOARD EXPERIENCE

NiSource Inc., since 2015 (Chair since May 2019)
*Prior board service: E*TRADE Financial Corporation (2016-2020, including Lead Independent Director from 2016-2020); Fifth Third Bancorp (2007-2016, including Executive Chairman from 2008–2010 and Executive Vice Chairman from 2012–2016)*

QUALIFICATIONS

- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2012
Age: 60
at Annual Meeting

Independent Director

COMMITTEES
- Audit (Chair)
- Risk and Finance

Timothy F. Keaney

Mr. Keaney retired as the Vice Chairman of the Bank of New York Mellon Corporation (BNY Mellon), a global investments company, prior to which he held various executive positions within the organization. He possesses significant operational, investment and financial experience with a public company in a highly regulated industry, including lengthy periods of executive leadership service in the U.K. Mr. Keaney is considered an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

The Bank of New York Mellon Corporation
Vice Chairman (2010–2014)
CEO, Investment Services (2013–2014)
CEO and co-CEO, Asset Servicing (2007–2012)
Other executive roles

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- International
- Investment Markets
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2022
Age: 65
at Annual Meeting

Independent Director

COMMITTEES*
- Human Capital
- Risk and Finance

*As of May 1, 2022

Gale V. King

Ms. King is the former Executive Vice President and Chief Administrative Officer for Nationwide Mutual Insurance Company, a leading diversified insurance and financial services company, where she previously served as Executive Vice President and Chief Human Resources Officer and held a variety of other senior roles during her 37 years there. She has significant executive management and operational leadership experience, human capital management expertise, and an extensive background in driving strategy, change initiatives, and succession plans, all with a strong commitment to diversity, equity and inclusion. Ms. King also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Nationwide Mutual Insurance Company
Executive Vice President and Chief Administrative Officer (2012-2021)
Executive Vice President and Chief Human Resources Officer (2009-2012)
Senior Vice President, Property & Casualty Human Resources (2003-2009)

PUBLIC COMPANY BOARD EXPERIENCE

J.B. Hunt Transport Services, Inc., since 2020
AutoZone, Inc., since 2018

QUALIFICATIONS

- Business Operations
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management
- Technology/Digital Transformation



Director since 2004
Age: 72
at Annual Meeting

Independent Director

COMMITTEES
- Governance (Chair)
- Regulatory Compliance

Gloria C. Larson

Ms. Larson retired as the President of Bentley University, one of the leading business schools in the U.S. Prior to her tenure at Bentley, she held numerous leadership positions in the legal, public policy and business fields. She possesses extensive experience in public service and regulatory issues, corporate governance and advising clients in the course of practicing law. Ms. Larson also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Harvard University Graduate School of Education
President in Residence (2018–2019)
Bentley University
President (2007–2018)
Foley Hoag LLP
Law firm partner (1996-2007, including service as Co-Chair of Governmental Practices Group)
Other leadership positions with the Commonwealth of Massachusetts (Secretary of Economic Affairs) and the Federal Trade Commission (Deputy Director of Consumer Protection)

PUBLIC COMPANY BOARD EXPERIENCE

Prior board service: Boston Private Financial Holdings, Inc. (2015-2021)

QUALIFICATIONS
- Business Operations
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Other Public Company Board Experience
- Regulatory/Risk Management



Director since 2015
Age: 53
at Annual Meeting

Director

President and CEO

Richard P. McKenney

Mr. McKenney is the President and Chief Executive Officer of Unum, previously having served as Executive Vice President and Chief Financial Officer. He has significant executive management, financial and insurance industry experience through his prior service as CFO of Unum and other public insurance companies, and through his current service as CEO. He has an intimate knowledge of all aspects of our business and industry, including operational, risk management and public policy, and close working relationships with senior management. Mr. McKenney also has experience serving on boards of publicly traded companies.

CAREER EXPERIENCE

Unum Group
President and CEO (since 2015)
Executive Vice President and CFO (2009–2015)
Sun Life Financial, Inc.
Executive Vice President and CFO (2007-2009)
Executive Vice President (2006-2007)

PUBLIC COMPANY BOARD EXPERIENCE

U.S. Bancorp, since 2017

QUALIFICATIONS
- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- International
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2015
Age: 65
at Annual Meeting

Independent Director

COMMITTEES
- Governance
- Human Capital

Ronald P. O'Hanley

Mr. O'Hanley is the Chairman, President and Chief Executive Officer of State Street Corporation, a provider of financial services to institutional investors worldwide, having previously served as the President and Chief Operating Officer. Prior to that he served as the President and CEO of State Street Global Advisors, the investment management arm of State Street Corporation. He has deep executive management and operational experience within the financial services industry, both domestically and internationally, as well as experience leading investment, financial and risk functions at large, global organizations.

CAREER EXPERIENCE

State Street Corporation
  Chairman, since 2020; President and CEO, since 2019
  President and COO (2017–2018)
  Vice Chairman (during 2017)
  President and CEO, State Street Global Advisors (2015-2017)
Fidelity Investments
  President of Asset Management and Corporate Services, and member of Executive Committee (2010–2014)
Other senior leadership positions with The Bank of New York Mellon Corporation and McKinsey & Company, Inc.

PUBLIC COMPANY BOARD EXPERIENCE

State Street Corporation, since 2019 (Chairman since 2020)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Corporate Governance/ESG
- Financial Expertise/Literacy
- Industry Experience
- International
- Investment Markets
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management



Director since 2015
Age: 61
at Annual Meeting

Independent Director

COMMITTEES
- Audit
- Regulatory Compliance

Francis J. Shammo

Mr. Shammo joined private equity firm Stonepeak Infrastructure Partners as a consultant in 2019. He retired in 2016 as Executive Vice President and Chief Financial Officer of Verizon Communications, Inc., a leading communications provider, prior to which he held increasingly senior leadership positions. He has significant executive management, financial, operational and risk management experience in the technology-heavy telecommunications industry, and has led business units with responsibility for sales, marketing and customer service for customers worldwide. He is also a certified public accountant and qualifies as an audit committee financial expert under SEC regulations.

CAREER EXPERIENCE

Stonepeak Infrastructure Partners
  Consultant, since 2019
Verizon Communications, Inc.
  EVP and CFO (2010–2016)
  President and CEO, Verizon Telecom and Business (2010)
  President – Wireline (2009–2010)
Other executive positions with Verizon and its predecessor, which he joined in 1989

PUBLIC COMPANY BOARD EXPERIENCE

Prior board service: Avis Budget Group Inc. (2018-2020)

QUALIFICATIONS

- Accounting/Auditing
- Business Operations
- Capital Management
- Financial Expertise/Literacy
- International
- Other Public Company Board Experience
- Public Company Executive Experience
- Regulatory/Risk Management
- Technology/Digital Transformation

Summary of Director Qualifications and Experience

This table provides a summary view of the key qualifications and attributes of each director nominee. The absence of a designation does not mean a director does not possess that qualification or attribute.

Qualifications and Attributes	Theodore H. Bunting, Jr.	Susan L. Cross	Susan D. DeVore	Joseph J. Echevarria	Cynthia L. Egan	Kevin T. Kabat	Timothy F. Keaney	Gale V. King	Gloria C. Larson	Richard P. McKenney	Ronald P. O'Hanley	Francis J. Shammo
Accounting/Auditing	●	●	●	●			●			●	●	●
Business Operations	●	●	●	●	●	●	●	●	●	●	●	●
Capital Management	●	●	●	●		●	●			●	●	●
Corporate Governance/ESG			●	●	●	●	●	●	●	●	●	
Financial Expertise/Literacy	●	●	●	●	●	●	●	●	●	●	●	●
Independence	●	●	●	●	●	●	●	●	●		●	●
Industry Experience		●	●	●	●	●	●	●		●	●	
International		●		●			●			●	●	●
Investment Markets					●		●				●	
Other Recent Public Board Experience	●	●	●	●	●	●		●	●	●	●	●
Public Company Executive Experience	●	●	●		●	●	●	●		●	●	●
Regulatory/Risk Management	●	●	●	●	●	●	●	●	●	●	●	●
Technology/Digital Transformation			●		●			●				●
Demographic Background*												
Tenure (Years)	**9**	**3**	**4**	**6**	**8**	**14**	**10**	**0**	**17**	**7**	**7**	**7**
Age (Years)	**63**	**62**	**63**	**65**	**66**	**65**	**60**	**65**	**72**	**53**	**65**	**61**
Gender (Male/Female)	**M**	**F**	**F**	**M**	**F**	**M**	**M**	**F**	**F**	**M**	**M**	**M**
Race/Ethnicity												
African American/Black	●							●				
Hispanic/Latino				●								
Caucasian/White		●	●		●	●	●		●	●	●	●

*Tenure and age calculated as of the 2022 Annual Meeting. Tenure rounded to the nearest year calculated from date of first election.

Director Independence

Our corporate governance guidelines provide that a majority of the Board will be independent. For a director to be considered independent, the Board must determine the director has no material relationship with our company, and the director must meet the requirements for independence under the listing standards of the New York Stock Exchange (NYSE). The Board has also determined certain categories of relationships are not considered to be material relationships that would impair a director's independence. These independence standards are listed in our corporate governance guidelines, which are available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com*.

The Governance Committee reviews information about the directors' relationships and affiliations that are germane to an assessment of their independence and makes recommendations to the Board as to the independence of the directors. In making independence determinations, the Board considers all relevant facts and circumstances. In this regard, the Board considered that each of the non-employee directors (other than Mr. Keaney), or one of their immediate family members, is or was during the last three fiscal years a director, trustee, advisor, or executive or served in a similar position at another business that had dealings with our company during those years. In each case, these have been ordinary course dealings (e.g., where the other business obtains insurance policies from us or we acquire, dispose or receive interest on security investments or make payments for trustee, depository and commercial banking business relationships) involving amounts less than 1% of both our and the other business' total consolidated revenues for such fiscal year or in which the director's interest arose only from his or her position as a director of the other business. None of our non-employee directors, or any of their immediate family members, is or was during the last three fiscal years, a director, executive, or employee of a charitable organization or university that received contributions from us (other than non-discretionary matching contributions) in excess of $120,000 in any one fiscal year.

Based on a review of the findings and recommendations of the Governance Committee and applying the standards described above, the Board has determined Mr. Bunting, Ms. Cross, Ms. DeVore, Mr. Echevarria, Ms. Egan, Mr. Kabat, Mr. Keaney, Ms. King, Ms. Larson, Mr. O'Hanley and Mr. Shammo are independent directors.

Mr. McKenney, our President and CEO, is not an independent director.

Director Compensation

The Human Capital Committee (the "Committee") reviews our non-employee director compensation annually and makes recommendations for any adjustments to the Board as appropriate.

Benchmarking

With the assistance of its independent third-party compensation consultant, Pay Governance LLC, the Committee reviews peer group data to understand market practices for director compensation.

Our non-employee director compensation is compared to that of companies in two groups: (1) the Proxy Peer Group described beginning on page 74 of this proxy statement; and (2) a general industry sample, which consisted of 122 companies for the Committee review held in December 2021. The Committee believes the companies in the general industry sample provide appropriate comparisons given that their market capitalizations and revenues are well aligned with those of the company (data below as of December 2020):

- Market capitalizations ranging from $5.8 billion at the 25th percentile to $20.4 billion at the 75th percentile (compared to Unum market capitalization of $4.7 billion); and
- Revenues ranging from $4.7 billion at the 25th percentile to $11.9 billion at the 75th percentile (compared to Unum revenues of $13.2 billion).

The use of two groups provides an indication of director pay levels both within the insurance industry as well as the broader market. The Committee uses the approximate median of these groups as a reference point for setting director compensation.

The Committee's consultant provided its annual analysis of non-employee director compensation at the December 2021 Committee meeting. At that time, director compensation was slightly above the Proxy Peer Group median. Based on this review, the Committee's consultant did not recommend any changes to cash or equity retainers.

Elements of Non-Employee Director Compensation in 2021

Non-employee directors receive cash retainers and equity awards as outlined in the following table:

NON-EMPLOYEE DIRECTOR COMPENSATION

	2021 Pay
All Directors	
Annual cash retainer	$120,000
Annual restricted stock unit award	160,000
Committee Chairs	
Additional annual cash retainer	25,000
Board Chairman	
Additional annual cash retainer (paid 50% in cash and 50% in equity for 2021)	225,000

For new Board members, these amounts are prorated for partial-year service based on the date of election to the Board. Amounts may be deferred at the election of each director for payment in company common stock at a future date. Directors deferring cash compensation receive a number of deferred share rights equal to the number of whole shares of common stock that could be purchased for the deferred amount, based on the closing price of a share of common stock on the date the cash compensation would otherwise be payable.

Directors' expenses for attending Board and committee meetings, or other meetings relating to company business, are paid by the company. Directors are eligible to participate in our employee matching gifts program. Under this program, we match up to $10,000 each year for eligible gifts to nonprofit organizations. Directors can also elect to contribute to the Unum Political Action Committee (PAC) through a deduction from their annual fees earned. For those who choose to make a contribution to the Unum PAC and take advantage of the matching contribution feature, the company will make a matching contribution to the qualifying charity of the Board member's choice up to the $10,000 matching gift limit.

Mr. McKenney is employed by the company and receives no additional compensation for his Board service.

2021 Compensation

Our Board compensation year starts at each Annual Meeting and runs to the next Annual Meeting. The annual Board and committee chair cash retainers and restricted stock unit awards are paid/granted annually in advance. The additional retainer for the Board Chairman is paid in the form of 50% cash and 50% equity. The following table provides details of the compensation of each person who served as a non-employee director during 2021.

NON-EMPLOYEE DIRECTOR COMPENSATION

	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Theodore H. Bunting, Jr.	$145,000	$160,012	$5,000	$310,012
Susan L. Cross	120,010	160,012	10,000	290,022
Susan D. DeVore	120,000	160,012	10,000	290,012
Joseph J. Echevarria	145,001	160,012	—	305,013
Cynthia L. Egan	145,000	160,012	10,000	315,012
Kevin T. Kabat	232,500	272,515	—	505,015
Timothy F. Keaney	145,000	160,012	—	305,012
Gale V. King[4]	—	—	—	—
Gloria C. Larson	145,000	160,012	10,000	315,012
Ronald P. O'Hanley	120,000	160,012	10,000	290,012
Francis J. Shammo	120,000	160,012	10,000	290,012

(1) Amounts represent retainers, including for service as Board Chairman and committee chairs, which were paid in 2021, either in cash or deferred shares, for 2021/2022 Board service.

Board members were given the opportunity to make a contribution to the Unum PAC from their fees earned. If the Board member elected to make a Unum PAC contribution, it was deducted from their cash fees and the remainder was paid in cash or converted to deferred share rights, based on the Board member's election. For those who chose to make a contribution to the Unum PAC and take advantage of the matching contribution feature, the company would make a matching contribution to the qualifying charity of the Board member's choice up to the $10,000 matching gift limit. For those who elect to have their Unum PAC contribution matched, the match is made in the next calendar year (i.e., in 2021 for the 2020 contribution or in 2022 for the 2021 contribution).

Ms. Cross and Mr. Echevarria each elected to defer their cash retainers, which were converted to deferred share rights with the value reflected in the table.

(2) On May 27, 2021, each then-serving non-employee director was granted 5,170 restricted stock units (RSUs) under our Stock Incentive Plan of 2017. Mr. Kabat was granted an additional 3,635 RSUs for his service as Board Chairman. The amounts shown are the grant date fair market values of these units.

We account for stock-based payments under the requirements of Financial Accounting Standards Board (FASB) ASC Topic 718 "Compensation - Stock Compensation" (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our Form 10-K for the year ending December 31, 2021.

The following table provides details of the unvested RSUs, including dividend equivalent units credited as additional RSUs, held by each non-employee director as of December 31, 2021. Deferred share rights are fully vested and not reflected in the table below.

Director Name	Number of Restricted Stock Units Held at Fiscal Year End	Director Name	Number of Restricted Stock Units Held at Fiscal Year End
Theodore H. Bunting, Jr.	5,293	Kevin T. Kabat	9,015
Susan L. Cross	5,293	Timothy F. Keaney	5,293
Susan D. DeVore	5,293	Gloria C. Larson	5,293
Joseph J. Echevarria	5,293	Ronald P. O'Hanley	5,293
Cynthia L. Egan	5,293	Francis J. Shammo	5,293

(3) The amounts shown represent the company's matching gifts resulting from the directors' charitable gifts. The Unum PAC matching gifts elections are reflected for those who chose to make a contribution to the Unum PAC during 2020 and chose to take advantage of the matching contribution feature during 2021. For those who made a Unum PAC contribution during 2021 and elected to have their Unum PAC contribution matched, the match will be made in 2022 and reflected in the Non-Employee Director Compensation table next year.

(4) Ms. King joined the Board effective March 4, 2022 and therefore did not receive any compensation during 2021.

Director Stock Ownership and Retention Requirements

Each non-employee director is required to own Unum equity securities with an aggregate value of five times the director's annual cash retainer (for a total current ownership requirement of $600,000). New directors have five years from the date of their election to meet the ownership requirement.

Non-employee directors are required to retain 100% of the shares they receive as director compensation until their ownership requirement is met and must thereafter continue to meet the ownership requirement after giving effect to any proposed disposition of shares.

The Committee annually reviews each director's stock ownership level. If a director does not reach his or her ownership requirement within the time period provided, the Committee will determine whether action is appropriate. For purposes of calculating stock ownership, the greater of the spot price or the preceding 12-month average closing stock price is used to reduce volatility in outcomes. As of December 31, 2021, each of the 10 non-employee directors serving on the Board at that time met the ownership requirement.

Board and Committee Governance

Corporate Governance Guidelines

The Board of Directors has adopted corporate governance guidelines on a number of significant matters, including director selection and independence, director responsibilities, Board leadership, and management succession. The corporate governance guidelines are available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com*. The Governance Committee regularly reviews developments in corporate governance and recommends updates to the corporate governance guidelines and other documents as necessary or appropriate in response to regulatory requirements and evolving practices.

Board Leadership Structure

Kevin T. Kabat serves as non-executive Chairman of the Board and Richard P. McKenney serves as President and CEO of the company. As the non-executive Chairman, Mr. Kabat is also deemed the Lead Independent Director and, as such, has the responsibilities outlined in our corporate governance guidelines, including:

- Presiding at all meetings of the Board, including executive sessions of the non-management and independent directors;
- Communicating actions/issues arising from executive sessions to the CEO, as appropriate;
- Authority to call meetings of the independent directors;
- Authority to approve meeting schedules, agendas and information provided to the Board;
- Advising the Board on Board development, including Board and committee leadership succession planning;
- Unless otherwise determined by the Board, meeting with each director to evaluate the Board and committees and reporting this evaluation to the Governance Committee;
- When requested by the independent directors, hiring advisors to the independent directors, to be paid by the company;
- Receiving, through the Corporate Secretary, communications from shareholders seeking to communicate with the Board;
- Serving as a liaison to the independent directors; and
- If requested by major shareholders, ensuring he is available for consultation and direct communication.

The Board believes the current leadership structure provides significant independent oversight of management, as Mr. McKenney (our CEO and an employee of the company) is the only member of the Board who is not an independent director. The Board holds executive sessions, without management present, at each regularly scheduled in-person Board meeting. In 2021, the independent directors met alone in executive session five times, and each session was chaired by Mr. Kabat.

Our bylaws and corporate governance guidelines allow the offices of Chairman and CEO to be filled by the same or different individuals. This allows the Board flexibility to select the appropriate leadership for our company based on a number of factors, including the specific needs of the business and what best serves the company and shareholders at a given time. The independent directors of the Board will continue to review the Board's leadership structure periodically and may modify this structure from time to time as they determine appropriate and in the best interests of the company and shareholders.

Board Meetings and Attendance

The Board of Directors met six times during 2021. Depending upon committee assignments, a director generally had 14 to 21 meetings to attend in 2021. Average director attendance at Board and committee meetings was 98%, and each incumbent director attended at least 94% of the total number of meetings of the Board and committees on which he or she served during the period of the director's service in 2021.

Directors are expected to attend Annual Meetings. All current directors serving on the Board at the time of the 2021 Annual Meeting attended that meeting.

Committees of the Board

The Board of Directors has five standing committees: Audit, Risk and Finance, Governance, Human Capital, and Regulatory Compliance. Each committee has a charter available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com*. In addition to the duties contained in their respective charters (some of which are listed under "Committee Responsibilities" below), each committee may be assigned additional tasks by the Board, and each is charged with reporting its activities to the Board.

BOARD MEMBERS AND COMMITTEES

	Audit	Risk & Finance	Governance	Human Capital	Regulatory Compliance
Theodore H. Bunting, Jr.				●	Chair
Susan L. Cross	●	●			
Susan D. DeVore	●	●			
Joseph J. Echevarria		Chair	●		
Cynthia L. Egan				Chair	●
Kevin T. Kabat			●	●	
Timothy F. Keaney	Chair	●			
Gale V. King[1]		●		●	
Gloria C. Larson			Chair		●
Richard P. McKenney					
Ronald P. O'Hanley			●	●	
Francis J. Shammo	●				●
2021 Committee Meetings	8	7	4	6	4

(1) Ms. King joined the Board of Directors effective March 4, 2022 and will begin service on the Human Capital Committee and Risk and Finance Committee effective May 1, 2022.

COMMITTEE RESPONSIBILITIES

Listed below are certain areas of responsibilities for the Board's committees. For a complete listing of each committee's responsibilities, please refer to their charters located on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com*.

Audit Committee[1]

- Assists the Board in its oversight of the integrity of the company's financial statements and related disclosures and the effectiveness of the company's internal control over financial reporting.
- Evaluates the qualifications, independence, and performance of the company's independent auditors, and has the sole authority to appoint and, if necessary, replace the company's independent auditors.
- Oversees the company's internal audit function.
- Assists the Board in its oversight of the financial risks of the company.
- Oversees the company's compliance with legal and regulatory requirements within the scope of the Audit Committee's responsibilities.
- A more complete description of the responsibilities of the Audit Committee is included in the "Report of the Audit Committee" on page 48.

Governance Committee[2]

- Assists the Board in implementation and oversight of our corporate governance policies. The Governance Committee identifies qualified candidates for the Board and recommends the individuals to be nominated by the Board for election as directors.
- Develops and recommends to the Board our corporate governance guidelines.
- Oversees the process for Board and committee evaluations.
- Advises the Board on corporate governance matters, including with respect to the size, composition, operations, leadership, succession plans and the needs of the Board and its committees.
- Oversees and monitors the effectiveness of the company's sustainability program, including strategy and key initiatives concerning environmental, social, and governance (ESG) matters.

Human Capital Committee[3]

- Assists the Board in oversight of our compensation and benefit programs, and related risks to support business plans, attract and retain key executives, and tie compensation to performance.
- Establishes our general compensation philosophy, principles and practices.
- Reviews and takes into consideration the results of any shareholder votes on executive compensation, including the results of the most recent shareholder advisory vote on executive compensation.
- Evaluates and approves compensation and benefit plans.
- Annually reviews performance and approves compensation of the CEO and other executive officers.
- Reviews and recommends to the Board the form and amount of director compensation.
- Oversees the company's development and implementation of, and monitors the effectiveness of, the company's policies and strategies relating to its human capital management function, talent management, inclusion and diversity, employee engagement and well-being, workplace environment and corporate culture, and employment practices.

Regulatory Compliance Committee[4]

- Assists the Board in its oversight of regulatory, compliance, policy and legal matters and related risks and compliance with laws and regulations.
- Monitors the effectiveness of our compliance efforts concerning applicable regulatory and legal requirements and internal policy.
- Reviews and discusses with management any communication to or from regulators or governmental agencies and any complaints, reports and legal matters that raise significant issues regarding our compliance with applicable laws or regulations.
- Monitors the investigation and resolution of any significant instances of noncompliance or potential compliance violations.

Risk and Finance Committee[5]
• Assists the Board in oversight of our investments, capital and financing plans and activities, including dividends and borrowings, and related financial matters and the associated risks. It also oversees our enterprise risk management activities and other risks not specifically allocated to another committee.
• Monitors, evaluates and recommends to the Board capital and financing plans, activities, requirements and opportunities.
• Oversees implementation of and compliance with investment strategies, guidelines and policies.
• Authorizes loans and investments of the company.
• Oversees and receives reports concerning overall management of risks arising under the company's information security (including cybersecurity) and business resiliency (including disaster recovery and business continuity) programs.
• Monitors, evaluates and makes recommendations regarding matters pertaining to our Closed Block segment, including long-term care business, that could have meaningful impact upon any of the matters for which the Risk and Finance Committee has oversight responsibility.

(1) All members of the Audit Committee meet the independence requirements of the SEC and the NYSE and our corporate governance guidelines. All four members of the Audit Committee are "audit committee financial experts" under SEC regulations, and are "financially literate" as required by the NYSE.

(2) All members of the Governance Committee meet the independence requirements of the NYSE and our corporate governance guidelines.

(3) All members of the Human Capital Committee (including Ms. King when she begins her committee service on May 1, 2022) meet the independence requirements of the NYSE for directors and compensation committee members and our corporate governance guidelines and are "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934.

(4) All members of the Regulatory Compliance Committee meet the independence requirements of our corporate governance guidelines.

(5) All members of the Risk and Finance Committee (including Ms. King when she begins her committee service on May 1, 2022) meet the independence requirements of our corporate governance guidelines.

Limits on Board and Audit Committee Service

While we recognize that Board members benefit from service on the boards of other companies and such service is encouraged, the Board believes it is critical that directors be able to dedicate sufficient time to their service on our Board. To that end, except for our CEO, no director may serve on more than three public company boards in addition to our Board, or on more than two audit committees of public companies in addition to our Audit Committee. The company's CEO may not serve on more than one public company board in addition to our Board.

The Board's Role in Risk Oversight

The Board has an active role, as a whole and also at the committee level, in overseeing management of the company's risks. The Board is responsible for managing strategic risk, and it regularly reviews information regarding our capital, liquidity and operations, as well as the risks associated with each. The Risk and Finance Committee is responsible for oversight of the company's enterprise risk management program, including financial risk, operational risk, and receives a report on these activities at least quarterly. The Risk and Finance Committee is also responsible for overseeing risks associated with investments, capital and financing plans and activities, and related financial matters, including those pertaining to our Closed Block segment, and any other risks not specifically allocated to another committee for oversight. In addition, the Risk and Finance Committee oversees risks arising under our information security and business resiliency programs, including cybersecurity, disaster recovery, and business continuity risks, although other committees oversee cyber-related operational risks as necessary to carry out their responsibilities. The Audit Committee is responsible for oversight of financial risk and continues to fulfill its NYSE-mandated responsibility to discuss guidelines and policies with respect to the process by which the company undertakes risk assessment and risk management. The full Board also takes an active role in overseeing cybersecurity risk, which has included participation in a progressive, cyber incident tabletop exercise with senior management and third-party experts to increase preparedness for a potential data breach. The Human Capital Committee is responsible for overseeing the management of risks relating to our compensation plans and programs and, as more fully described below, receives an annual report from the company's Chief Risk Officer about these risks. The Regulatory Compliance Committee oversees management of risks related to regulatory, compliance, policy and legal matters, both current and emerging and whether of a local, state, federal or international nature. The Governance Committee assists the Board in implementation and oversight of the company's corporate governance policies and advises the Board on corporate governance matters and risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks in addition to the risk information it receives directly.

Compensation Risk

Each year, the company's Chief Risk Officer, in consultation with the Human Capital Committee, undertakes a risk assessment of our compensation programs and practices. This year's process included the following steps:

- Review of the overall design and philosophy of the company's incentive compensation programs, including any proposed changes;
- Receive reports from incentive program owners on risk assessment and management;
- Review and assessment of the 2021 annual incentive program and long-term incentive program performance measures for alignment with actual business results;
- Identification of fundamental principles to test, including the SEC's non-exclusive list of situations where compensation programs may have the potential to raise material risks to the company;
- Assessment of the incentive programs in light of the company's primary risks (as disclosed in the company's 2021 Form 10-K) and the company's annual financial and capital plans; and
- Review reports to the Human Capital Committee regarding incentive compensation programs.

Based on this assessment, the following conclusions were reached by the Chief Risk Officer and presented to the Human Capital Committee:

- The company's incentive program targets, thresholds, caps, metric weightings and payout curves are effective control mechanisms;
- The incentive plans are balanced and align the long-term interests of stakeholders and management;
- The program's goals are effectively balanced and consistent with the risk levels embedded in the company's financial and capital plans; and
- All potential awards are subject to Human Capital Committee discretion, and the company has a recoupment policy in place in the event of a material earnings restatement.

Accordingly, our Chief Risk Officer and the Human Capital Committee do not believe the company's compensation programs create risks reasonably likely to have a material adverse effect on the company, and the programs fall within the range of the company's risk appetite.

Director Retirement Policy

Our bylaws do not allow any person to serve as a director beyond the date of the Annual Meeting of Shareholders immediately following his or her 75th birthday.

Compensation Committee Interlocks and Insider Participation

During 2021, Ms. Egan and Messrs. Bunting, Kabat, and O'Hanley each served as a member of our Human Capital Committee. None of the members has served as an officer of the company, and during 2021 none of the members was an employee of the company. None of our executive officers served as a member of a board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board or Human Capital Committee.

Related Party Transactions and Policy

The Board has adopted a written policy concerning related party transactions. This policy covers any transaction in which the company was or is to be a participant and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. A "related party" means any of our directors, director nominees, executive officers, persons known to us to beneficially own more than 5% of our outstanding common stock, and any of their respective immediate family members, and any entity in which any of these persons has an interest as an employee, principal or 10% or greater beneficial owner or other material financial interest.

Prior to entering into a transaction that may be viewed as a related party transaction, the related party is responsible for notifying our general counsel of the facts and circumstances of the transaction. If the general counsel determines the proposed transaction is a related party transaction, it is submitted to the disinterested members of the Audit Committee for consideration at the next Committee meeting (or to the chair of the Committee if it is not practical to wait until the next meeting and the chair is not a related party to the transaction). The Committee considers all relevant facts and circumstances, including the benefits to the company, if the related party is an independent director or nominee, the potential effect of entering into the transaction on the director's or nominee's independence, any improper conflict of interest that may exist, the availability of other sources for the products and services, the terms of the transaction, and the terms available from or to unrelated third parties generally.

The transaction may be approved if it is determined in good faith not to be inconsistent with the best interests of the company and shareholders. Based on these procedures, the Committee approved the related party transaction described below. Certain types of transactions are deemed to be pre-approved by the Audit Committee, including executive officer and director compensation arrangements approved by the Board of Directors or the Human Capital Committee, indemnification payments and any transaction between the company and any entity in which a related party has a relationship solely as a director, less than 10% equity holder, or employee (other than an executive officer), or all of these relationships.

Transactions with Related Persons

For a portion of 2021, the company employed Charlene Glidden, who served as Vice President, Transformation Office Leader and is the sister-in-law of Michael Q. Simonds, the company's Executive Vice President, Chief Operating Officer. Before leaving the company in May 2021, Ms. Glidden received compensation of approximately $283,732 and participated in compensation and benefit arrangements generally applicable to similarly situated employees. Ms. Glidden did not report within Mr. Simonds' organization, and he was not involved in decisions concerning her compensation.

Codes of Conduct and Ethics

The Board has adopted a Code of Conduct establishing certain business practices and ethics applicable to all of our directors, officers and employees. Our Code guides employees on how to abide by the company's principles and access the resources available to address any ethical issues that arise. We provide online and toll-free access to report ethical issues confidentially, conduct annual training and offer self-service access to a variety of educational materials related to issues covered in our Code. The Board has also implemented a separate Code of Ethics applicable to our CEO and certain of our senior financial officers.

We expect all employees and officers of Unum to abide by the principles and policies set forth in our codes. Both of these codes are available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com.* In the event we amend or waive any of the provisions of our codes applicable to our directors or executive officers, we intend to disclose them on this website to the extent required by SEC or NYSE rules.

Unum continuously strives to operate with the highest standard of excellence and fully understands that integrity and trust are central to all we do to support our customers and employees. This commitment was recognized externally, as Unum was named one of the World's Most Ethical Companies in both 2021 and 2022 by The Ethisphere Institute, a nonprofit that defines and measures corporate ethical standards.

Other Governance Matters

Shareholder Engagement

In line with our commitment to open communication and transparency, a robust shareholder engagement process occurs throughout the year.

Our investor relations team maintains an open dialogue with the financial community, including our current shareholders. Quarterly earnings reports provide an opportunity to update the financial markets on the most recent financial results as well as strategy, capital management plans, and our outlook. The day after each quarterly earnings release, our executive management team, including the CEO, CFO and COO, hosts a conference call with the investment community with prepared comments on our results as well as a question and answer session.



Our Investor Relations team maintains an open dialogue with the financial community.



Investors and shareholders are invited to contact the investor relations team with questions regarding the company's results and strategy.

After each quarterly release of earnings, the investor relations team and executive management participate in several financial services related conferences hosted by sell-side analysts or investment banking firms. During these sessions, we communicate with investors and shareholders, as well as investment analysts, in small group sessions and/or through management presentations. We also reach out to existing and prospective shareholders over the course of each quarter. Investors and shareholders are also invited to contact the investor relations team directly with questions regarding the company's results and strategy.

In the late summer and early fall, representatives from our investor relations, legal and human resources teams invite our top shareholders to engage, which in 2021 represented approximately 60% of our outstanding shares. The focus of these meetings is to discuss our business strategy, governance process and compensation practices, as well as to learn about any other topics that are important to our shareholders. During 2021, four shareholders, representing approximately 10% of our outstanding shares, accepted our invitation for engagement. Shareholders representing approximately 26% of outstanding shares responded that a meeting was not necessary. Our independent Human Capital Committee Chair joined two of these meetings. In addition to shareholders, we also met with one proxy advisory firm to provide an update on our shareholder engagement efforts and gain further insight into their views on our compensation and governance practices and disclosures. Overall, these communications promote greater engagement with our shareholders on various corporate governance issues and provide a forum to share perspectives on our policies and practices.



We provide a forum to share perspectives on our policies and practices.



Feedback from shareholder meetings is used to enhance proxy disclosures, governance and compensation changes.

During the winter, we review the feedback we received during the shareholder meetings with both our Governance and Human Capital Committees, as well as with the full Board, and use it to enhance proxy disclosures and consider any recommended governance and compensation changes prior to the next Annual Meeting. Following our Annual Meeting in the spring, we review our shareholder voting results, consider compensation and governance trends and current best practices, and conduct follow-up meetings with shareholders to address any issues.

The company historically holds an annual investor outlook meeting to discuss our financial and capital plans for the coming year, and to update the financial community on our strategy. Most recently, the company held a virtual meeting on February 25, 2022; presentation materials related to that meeting may be found on the company's investor relations website under the "SEC Filings" heading at *www.investors.unum.com* or on the SEC's website at *www.sec.gov*.

For additional information on feedback we received from our shareholders during our outreach efforts, refer to page 7.

Environmental, Social and Governance Matters

We provide a critical financial safety net for millions of people, a fact that drives us to deliver for those who count on us. This focus on doing the right thing guides our approach to sustainability and social responsibility. Unum has a long tradition of engaging with shareholders, customers, employees, suppliers and communities on a variety of environmental, social and governance (ESG) matters.

In 2021, we continued to strengthen and mature our governance and disclosure of ESG matters, building on the comprehensive sustainability assessment finalized in 2020. This included evaluating additional emerging risks to our business, including climate change, as well as increased regulatory focus on ESG issues. We also refreshed our Code of Conduct to reflect the current environment and evolving industry standards, and we continue to integrate ESG factors into our investment decisions.

The Governance Committee of the Board provides oversight and guides the company's sustainability strategy and initiatives. Strategic guidance is also provided by a Sustainability Steering Council comprised of senior officers, while a companion Sustainability Working Council of representatives from across the company provides oversight of specific initiatives.

Through this oversight, our corporate sustainability strategic framework provides a consistent approach to our ESG efforts, with goals focused on:

- Inclusive products and services;
- Responsible investment decisions; and
- Reducing our impact on the environment.

By implementing business strategies that align ESG issues with key economic drivers, we strive to create long-term value for investors, customers and our employees while benefiting our suppliers and the communities in which we operate.

We have also released a more comprehensive report of our progress. Our ESG report is available at *www.unum.com/about/responsibility*.

The Board's Role in ESG

As part of their oversight of the company's strategic direction and risk management, Board members monitor progress on Unum's ESG strategies and initiatives. Discussions with senior management focus on the rapidly changing landscape, opportunities for leadership, and execution against strategic goals and priorities.

The Board is committed to promoting the development of a strong corporate culture that reflects our customers and home communities. The Governance Committee is responsible for oversight of the ESG program and strategy, although other Board committees regularly discuss and oversee specific areas of investments, climate change, public policy, inclusion and diversity, corporate culture, employee engagement, and corporate social responsibility.

The Board also seeks to understand investor and stakeholder expectations, and the impact of Unum's business operations on these and other ESG-related issues.

Good Governance and Responsible Business

We work to maintain a sound governance framework rooted in a culture of integrity and responsiveness to the long-term interests of our shareholders. Shareholder perspectives are valued by the Board and management as they consider the current governance landscape and shape our practices to keep pace with, if not stay ahead of, best practices. We list many of our governance practices on page 8.

This commitment to good governance was recently recognized externally, as Unum was once again named one of the World's Most Ethical Companies in 2022 by The Ethisphere Institute, a nonprofit that defines and measures corporate ethical standards.



CODE OF CONDUCT

Integrity and doing the right thing are embedded in our culture. Our Code of Conduct is a roadmap of nine principles for doing the right thing every time for our company, our customers, our colleagues and ourselves. It guides employees on how to abide by Unum's principles and access the resources available to address any ethical issues that may arise. *We Are Unum* is a collection of guiding statements that outline our expectations of employees and the commitments we make to them in return. We recently refreshed our Code of Conduct to reflect the current environment and evolving industry standards.

RESPONSIBLE INVESTING

Investment decisions on our $46 billion portfolio represent a significant component of our societal impact. Intensive research, disciplined processes and focused portfolio construction are foundational to our commitment to reliable investing. Our philosophy is to deliver consistent long-term investment returns while keeping risks at appropriate levels so we can deliver on our promises to policyholders and stakeholders.

We strive to be responsible stewards of our assets within a framework of strong governance and transparency. This includes:

- Becoming a signatory in early 2021 to the United Nations Principles for Responsible Investment, a step that demonstrates our commitment to expanded disclosure and an investment approach that more formally integrates ESG factors into our decisions.

- Investing more than $700 million in ESG-related bonds and renewable energy projects that meet our stringent underwriting criteria.

Our research analysts have a strong understanding of the companies in which we invest and strive to take into account all relevant factors that contribute to informed investment decisions.

PRIVACY AND CYBERSECURITY

Unum employs security measures designed to protect the confidentiality of personal information our customers entrust to us. Ongoing smart investments are designed to keep our information security program, including cybersecurity, highly effective, providing physical, technical and administrative controls in line with industry best practices.

CUSTOMER EXPERIENCE

We continue to make investments in technology and our people to enhance the experience of our customers, and our goal is to continue delivering the best experience for those who rely on us for their employee benefit needs.

Social Impact

Engaging with employees, community partners and in the public discourse are key ways we work to create better places to live and work.

OUR CULTURE AND HUMAN CAPITAL MANAGEMENT

WORKPLACE EXCELLENCE		
Certified Great	**Opportunity for All**	**Health & Wellbeing**
Earned designation as a Great Place to Work for the third year in a row	Our commitment to equality has led us to be recognized as a leading employer for women, LGBTQ individuals, people with disabilities and new graduates (see page 47)	One of 50 companies recognized as a Best Employer for Excellence in Health & Wellbeing

The wellbeing of our employees is one of our top priorities and starts with a dynamic and welcoming workplace that embraces diversity, fosters collaboration and encourages employees to bring their best ideas to work every day. We have modernized our workspaces to spark greater collaboration and innovation, and introduced upgraded food services and fitness amenities for employees.

We're also committed to providing the flexibility our employees need to thrive. Beginning in March 2020, and continuing throughout 2021, we operated in a primarily remote work environment to protect the health and safety of our people. In addition to providing technology and equipment to enable fully remote work, we also helped employees navigate the unique challenges of the pandemic by providing flexible work schedules and access to enhanced caregiver and mental health resources. With vaccinations generally available and virus rates stabilized in our communities, we began transitioning to a hybrid work environment in 2022 that provides employees the flexibility to split their schedules between remote and in-office work.

Work-life balance is a core value of ours, and we provide access to benefits and resources that employees need to enhance their health and wellbeing. We offer comprehensive health plans, annual screenings, onsite fitness and health resource centers at our primary facilities and programs that educate employees and help them manage chronic health issues, as well as generous retirement benefits. In 2021, we introduced new mental health resources for employees and continued offering wellbeing benefits such as online fitness classes and home office-based counselors. We also launched the Unum Employee Care Fund to provide grants to employees impacted by disasters.

Our company has a strong focus on training and professional development. All employees participate in an annual curriculum of training on our Code of Conduct (which covers a variety of topics including ethics, anti-harassment, regulatory compliance and our business practices), privacy, and information security. We also provide employees and managers a variety of training and development programs tailored to their specific roles and support the professional development of our employees through our tuition assistance program.

Through engagement surveys and regular pulse checks, we monitor corporate culture and develop action plans to drive improvement in specific areas. We also seek feedback from employees through these surveys, employee town halls and other opportunities. High participation in these efforts has allowed us to track measurable improvements in engagement, inclusion and diversity and other key metrics over time.

These and other steps have helped to attract and retain talent and ensure our employees are well-prepared to deliver best-in-class customer service. We're also proud to have been recognized as a great place to work by several independent organizations and we will continue to make investments in our people and our culture to create a world-class workplace.

INCLUSION AND DIVERSITY

CULTURAL BELONGING

Equality	Disability Inclusion	Leadership
Named a Best Place to Work for LGBTQ Equality on the Corporate Equality Index (perfect score)	Named a Best Place to Work for Disability Inclusion on the Disability Equality Index	Committed to achieving gender parity in leadership by 2030 as part of the Paradigm for Parity Coalition

We are committing greater resources to foster a workplace that welcomes diverse backgrounds and perspectives, and reflects our customers and our communities. Our commitment starts at the top, and we set inclusion and diversity performance goals for the CEO and senior leadership team. In 2021, we introduced a new inclusion and diversity (I&D) infrastructure to drive our collective responsibility for I&D at Unum. This infrastructure is centered around employee-led groups unified under an I&D Council that sets priorities and collaborates with our Office of Inclusion & Diversity to lead strategic, programmatic and systemic work to strengthen our culture of belonging. A variety of programming and training opportunities are available for all employees to learn about issues such as unconscious bias and inclusion in the workplace.

Racial equity and equality are core workplace values and principles. As a company, we will continue to engage in difficult conversations to make progress, while always remaining respectful and empathetic to each other. Since launching the Unum Social Justice Fund in 2020, we have contributed more than $700,000 to programs focused on systemic and policy change, training, economic justice and civic engagement. We also partner with local higher education institutions in the U.S. and U.K. to provide equitable opportunities for Black, Hispanic, Latino and socioeconomically disadvantaged students.

POSITIVELY IMPACTING OUR COMMUNITIES

COMMUNITY OUTREACH

$12.38 million	Our Caring Spirit	26,300 hours
Contributed to charitable causes in 2021	In 2021, we launched the CEO Community Award – A Caring Spirit, our highest level of recognition to honor employees who make a positive societal impact	Volunteered by employees to support our communities

We're dedicated to building stronger communities in the places where we live and work. Through financial gifts and employee volunteering, we partner with community organizations to create equitable opportunities for education and workforce development, and promote healthier communities. We provide paid time off for employees to volunteer at company-sponsored activities and match employee giving to qualified organizations. Through these efforts, we support dozens of local charities every year.

OTHER GOVERNANCE MATTERS

We have committed $3 million over the next three years to support those who are disproportionately at risk to adverse health outcomes. This includes partners with innovative and action-oriented health and wellbeing programs such as the Yellow Tulip Project, which seeks to remove stigma around mental health, and The Hygiene Bank in the U.K.

For more information about our community outreach, visit our website at *www.careers.unum.com*.

ADVOCATING FOR FINANCIAL PROTECTION BENEFITS

We participate in public policy discussions on a variety of issues related to our business and industry. One of our primary areas of focus is advocating for greater access to financial protection benefits for workers and their families in the U.S. and U.K. This issue continues to grow in significance as governmental revenue and funding for public safety net initiatives has declined.

Our engagement in these issues includes:

- Funding research on disability trends, the economic impact of financial protection benefits and consumer insurance purchasing habits;

- Sponsoring state legislation to encourage greater participation in financial protection benefits through employee auto-enrollment, with the option to opt out;

- Providing expertise to federal and state agencies related to disability benefits; and

- Active participation in industry associations such as the American Council of Life Insurers.

Through engagement with legislators and other public officials at the state and federal level, we educate policymakers on the importance of making financial protection benefits widely available and easy to enroll in.

Being Good Stewards of the Environment

We're committed to helping protect the valuable resources that we all depend on to support quality of life for everyone. We do that by striving to understand and effectively manage our impact on the environment. Within our facilities, we have made significant strides in several areas to measure our impact and improve efficiencies to reduce our carbon footprint, including driving energy efficiencies, paper reduction and more efficient use of space. Through technology such as videoconferencing and remote access, and workplace flexibility initiatives, we also reduce employee travel to and from the office, and between our various locations. Ongoing employee education and engagement is key to these efforts.

External Recognition

Our commitment to ESG issues has been validated by several independent organizations through various workplace, governance and ethics recognition programs, including the below.

   

   

   

  

Report of the Audit Committee

The Audit Committee (in this report, the "Committee") is appointed by the Board of Directors and operates under a written charter adopted by the Board, a copy of which is available on the company's investor relations website under the heading "Corporate Governance" at *www.investors.unum.com*. The Committee is comprised solely of independent directors who meet the independence requirements of the SEC and the NYSE. All members of the Committee are "financially literate" as required by the NYSE, and the Board has determined that all four current members are "audit committee financial experts" under SEC regulations.

The primary purpose of the Committee is to assist the Board in its oversight of the:

- Integrity of the company's financial statements and related disclosures;
- Effectiveness of the company's internal control over financial reporting;
- Compliance by the company with legal and regulatory requirements;
- Qualifications, independence and performance of the company's independent auditor;
- Responsibilities and performance of the company's internal audit function; and
- Financial risks of the company.

The Committee is also responsible for discussing guidelines and policies for how the company undertakes risk assessment and risk management. The Committee receives regular enterprise risk management (ERM) reports presented to the Risk and Finance Committee, as well as the Own Risk and Solvency Assessment (ORSA) summary report. The ORSA summary report provides strong evidence of the strengths of the company's ERM framework, measurement approaches, key assumptions used in assessing our risks, and prospective solvency assessments under both normal and stressed conditions.

Management is primarily responsible for the preparation, presentation and integrity of the company's financial statements and for the reporting process, including the establishment and effectiveness of the company's internal control over financial reporting. The company's independent auditor is responsible for performing an independent audit of the financial statements and of the effectiveness of the company's internal control over financial reporting in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (PCAOB). The independent auditor reports directly to the Committee, which is responsible for the appointment, compensation, retention and oversight of the work performed by the independent auditor.

The Committee met eight times during 2021. The Committee regularly held executive sessions and met separately with its independent auditor, Ernst & Young, and with the internal auditors without management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and the independent auditor matters relating to the company's accounting and financial reporting processes, including the internal control over financial reporting; reviewed and discussed with management and the independent auditor the company's annual and quarterly financial statements and related disclosures in reports filed with the SEC; preapproved all audit services and permissible non-audit services performed by the company's independent auditor; reviewed and discussed with management the responsibilities and performance of the internal audit function; discussed with management policies relating to risk assessment and risk management, as well as specific financial risks; and obtained and reviewed reports concerning the company's policies and procedures for maintaining compliance with legal and regulatory requirements. In carrying out this responsibility, the Committee also monitors whether there is appropriate external and internal auditor focus each year on the company's IT environment and controls, which in 2021 included internal audit plan coverage of cyber audits, information security and privacy risk as common scope elements of all audits, and an annual SOC 2 assessment.

The company's internal audit function, under the direction of the chief auditor, reports directly to the Committee, which is responsible for the oversight of the work performed by the internal auditors. The internal auditors are responsible for, among other matters, conducting internal audits designed to evaluate the company's system of internal controls. The Committee received regular status reports from the internal auditors concerning the overall scope and plans for their audits. The Committee met with the internal auditors, with and without management present, to discuss their audit observations and findings, management's responses, and their evaluation of the effectiveness of the company's internal control over financial reporting. In 2021, a qualified, independent audit firm conducted an external quality assessment of the internal audit function and concluded that it "generally conforms" with applicable international standards, reflecting the highest rating possible. The Committee reviewed and discussed the results with the independent audit firm and the company's chief auditor.

The Committee reviewed and discussed with management the company's audited financial statements for the year ended December 31, 2021, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and assumptions that could impact the amounts reported in the company's financial statements, and the clarity of disclosures in the financial statements. The Committee reviewed and discussed with the independent auditor the overall scope and results of the independent audit and its judgments of the quality and acceptability of the company's accounting principles. The Committee also engaged in discussions with management and the independent auditor concerning, among other matters, management's assessment of reserve adequacy across all major business lines, which is presented to the Committee each year. The Committee discussed with the independent auditor the matters required to be discussed by applicable standards of the PCAOB. Under PCAOB standards requiring discussion of critical audit matters (CAMs) in auditor reports, the independent auditor discussed with the Committee a CAM relating to the company's reserves for long-term care policy and contract benefits, which is described in the independent auditor's report on the company's 2021 financial statements. During 2021, the Committee also discussed with management and the independent auditor emerging accounting standards and associated implementation plans. The Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the auditor's communications with the Committee concerning independence. In addition, the Committee discussed with the independent auditor matters relating to its independence, including consideration of whether the independent auditor's provision of non-audit services to the company is compatible with the auditor's independence.

Each year, the Committee evaluates the performance of its independent auditor, including the senior audit engagement team, and considers whether to retain the current independent auditor or consider rotating the engagement to a different audit firm. In doing so, the Committee takes into consideration a number of factors, including the professional qualifications of the firm and the lead audit partner, the quality and candor of the firm's communications with the Committee and the company, and evidence supporting the firm's independence, objectivity, and professional skepticism. The Committee and its chair are also directly involved in the selection of the independent auditor's lead engagement partner, who is required to rotate off the engagement after five years of service. Before the current lead engagement partner assumed this role in 2019 (at that time, a candidate), Committee members held discussions with the exiting partner, the candidate, and company management concerning the candidate's experience and qualifications for the role.

Based on its evaluation, the Committee has determined that the continued retention of Ernst & Young to serve as the company's independent auditor is in the best interests of the company and its shareholders. Accordingly, the Committee appointed Ernst & Young as the company's independent auditor for 2022. Ernst & Young has served as the company's independent auditor since the merger of Unum and Provident in 1999, and before that served at various times as the independent auditor for the company and certain predecessor companies. Although the Committee has sole authority to appoint the independent auditor, the Committee recommended that the Board of Directors seek shareholder ratification of the appointment at the Annual Meeting as a matter of good corporate governance.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the company's audited financial statements for the year ended December 31, 2021 be included in the company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

2021 Audit Committee

Timothy F. Keaney, Chair

Susan L. Cross

Susan D. DeVore

Francis J. Shammo

Compensation Discussion and Analysis

In this section, we provide an overview of our compensation philosophy and processes, and explain how the Human Capital Committee of our Board (referenced throughout this section as the "Committee") arrived at its compensation decisions for the below named executive officers (NEOs) for 2021.

- **Richard P. McKenney**, President and Chief Executive Officer
- **Steven A. Zabel**, Executive Vice President, Chief Financial Officer
- **Michael Q. Simonds**, Executive Vice President, Chief Operating Officer
- **Lisa G. Iglesias**, Executive Vice President, General Counsel
- **Puneet Bhasin**, Executive Vice President, Chief Information and Digital Officer

Business and Performance Review

2021 Performance

The pandemic has reinforced the social value of our business and highlighted our already strong value proposition with customers and brokers. As a leading provider of financial protection benefits in the United States, United Kingdom and Poland, we help protect millions of working people and their families from the financial hardships that can occur in the event of illness, injury, or loss of life. We also offer services that help companies manage workplace wellbeing and regulatory challenges.

Unum's financial performance continues to be impacted by the pandemic. Over the past two years, we experienced significant increases in COVID-based claims incidence in our group life and disability lines, as well as leaves administered through our leave management business, which is highlighted in the charts below. These increased volumes led to elevated expenses in key areas and a decrease in earnings for the year. While premium growth remained positive and improved throughout the year, buoyed by strong persistency, sales results continued to lag due to the competitive environment.



Despite these challenges, we delivered $824 million of net income. We continued to invest in new technologies, people, products and services to better serve customers and position our business to return to growth as the environment improves. Below are key financial performance measures from 2021. Additional measures, including those we use for annual and long-term incentive decisions, can be found beginning on page 58.

GAAP RESULTS		AFTER-TAX ADJUSTED RESULTS[1]			BOOK VALUE[2]
NET INCOME	EPS	OPERATING INCOME	EPS		PER SHARE
$824.2 million	**$4.02**	**$890.7** million	**$4.35**		**$54.63**
▲ 3.9%	▲ 3.3%	▼ 11.4%	▼ 11.8%		▲ 6.0%
RETURN ON EQUITY (consolidated)		RETURN ON EQUITY (consolidated)	RETURN ON EQUITY (core operations)		
7.4%		8.9%	10.3%		

(1) After-tax adjusted operating results referenced here include non-GAAP financial measures. Information about the non-GAAP financial measures used in this proxy statement is set forth in "A Note About Non-GAAP Financial Measures" on page 2. For a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures, refer to Appendix B of this proxy statement.

(2) Excluding accumulated other comprehensive income.

Operating Highlights

We delivered on our purpose of **helping the working world thrive throughout life's moments** in 2021. Unum paid $8.2 billion in benefits to people facing illness, injury or loss of life. Satisfaction metrics measuring our interaction with customers and partners were high. We also remained focused on enhancing the experience of our customers through leveraging technology, improving processes and training employees.

We **accelerated our digital transformation** in response to evolving customer expectations. We continue to invest in technologies that allow us to rapidly address market needs by creating new digital experiences for customers, automating business processes, tracking metrics, delivering new products and services to market faster, and improving satisfaction. By enhancing our digital capabilities, we enrich the experience for our customers and enhance the effectiveness of our people.

We **managed our investment portfolio well** despite the continued low interest rate environment. Our well-diversified portfolio focuses on consistent, predictable cash flows. Due to the nature of our business, we invest for the long term with a philosophy emphasizing sound risk management and credit quality. In early 2021, we signed the United Nations Principles for Responsible Investment, a step that demonstrates our commitment to expanded disclosure and an investment approach that more formally integrates ESG factors into our decisions.

Closed Block Management

The same skills that allow our core franchise to be successful also benefit our closed block of policies that we continue to service and support, but no longer actively market. Our Closed Block segment primarily consists of long-term care (LTC) policies and older individual disability policies.

LONG-TERM CARE PERFORMANCE

We have actively managed this block with a combination of rate increases, updates to our liability assumptions to reflect emerging experience, prudent cash infusions, and reserve adjustments. Through these and other steps — including annual comprehensive adequacy reviews — we continue to take proactive measures to provide for the long-term stability of this block and promote transparency for our shareholders and customers.

Despite these continuing efforts, following an examination of one of our Maine-domiciled insurers, in 2020 the Maine Bureau of Insurance required us to establish additional LTC statutory reserves, permitting this to be done over a period of seven years. We view the additional statutory reserves as further increasing margin over our best estimate assumptions. In the last two years, LTC statutory reserves were increased by approximately $667 million, and we plan on accelerating the recognition of these additional required reserves.

INDIVIDUAL DISABILITY REINSURANCE TRANSACTION

In the first quarter of 2021, we completed the second phase of a transaction to reinsure most of our Closed Block individual disability insurance business to a third party. Although we will continue to administer this block of business, the transaction freed up a significant amount of capital that enhances our financial flexibility and can be used to help fund future growth.

Capital Generation for Shareholders

Despite the pandemic, we generated premium growth and strengthened our capital position in 2021, allowing us the opportunity to deploy capital in a number of ways.

- We invested in our people, products and technology to drive growth.
- We paid out $240.6 million in dividends, or $1.17 per share.
- We purchased $50 million of our shares in the fourth quarter of 2021, resuming our share repurchase program that we suspended in 2020 at the start of the pandemic.

Our credit ratings are reflective of our strong balance sheet, our favorable operating results, and our highly respected brand in the employee benefits market. In 2021, we received upgrades to our outlook from key rating agencies, a noteworthy achievement in this uncertain environment.

Total Shareholder Return

While we continue to produce solid financial results in our core operations, the pandemic and uncertain economic environment continue to significantly disrupt our business. As described in "2021 Performance" on page 52, dramatic increases over the last two years in our life and disability insurance lines, and leaves administered, have impacted our financial performance. We also face ongoing negative investor perceptions surrounding the long-term care (LTC) insurance industry, a dynamic that impacts us more than most of our peers due to our Closed Block segment.

Despite these challenges, Unum saw total shareholder return increase nearly 12% from 2020. While an improvement, these returns trailed our peers and we believe are not fully reflective of the ongoing strength of our franchise, capital position and core operations' performance. We have seen premiums and book value per share (excluding AOCI) increase throughout the pandemic, and have significant financial flexibility that allows us to continue investing to grow our business for the future.

In addition to our core operations, our Closed Block segment primarily consists of LTC policies and older individual disability policies that we continue to service and support. Through the active management of our Closed Block, we have taken steps to improve the performance and shareholder understanding of this legacy business. In 2021, we completed the second phase of a reinsurance transaction for our older individual disability block, which freed up significant capital that can be used to grow our business. In addition, our capital position and performance of our LTC block has allowed us to accelerate planned contributions to that block's statutory reserves.

Over the last two years, the pandemic has highlighted the critical role and growing need for our products and services. We believe this, combined with our history of consistent execution, makes Unum an excellent long-term investment. We expect that the performance of our core franchise will again be recognized and ultimately drive long-term shareholder value.

TOTAL SHAREHOLDER RETURN

	1 Year	3 Year	5 Year
Unum	**11.86%**	**(3.96)%**	**(33.1)%**
Proxy Peer Group	28.85	58.49	44.72
S&P 500	28.71	100.37	133.41
S&P Life & Health Index	36.68	52.41	40.59



CORE OPERATIONS PREMIUM GROWTH (Billions)

7.2% CAGR
8% pre-pandemic



BOOK VALUE PER SHARE (Excl AOCI)*

3.6% CAGR
5% pre-pandemic

*Non-GAAP financial measure, see Appendix B for reconciliation.

2021 Say-on-Pay Vote and Shareholder Outreach

Our 2021 shareholder advisory vote to approve executive compensation passed with 92% support. In 2021, as in prior years, we invited our top shareholders, representing approximately 60% of our outstanding shares, to engage with us on business, governance, and compensation matters. Four shareholders, representing approximately 10% of our outstanding shares, accepted our invitation for engagement, and we met with each of them. Another 10 shareholders, representing approximately 26% of our outstanding shares, responded that a meeting was not necessary. Our independent Human Capital Committee Chair was available upon request and joined two of the meetings.



92% vote FOR

Overall, the shareholders we spoke with generally had favorable comments about our practices and programs, which is also evidenced by our most recent say-on-pay votes (approximately 92% in 2021, 94% in 2020 and 95% in 2019). During the 2021 outreach, we received specific feedback as follows:

- Positive commentary on our compensation design and pay structure for executives, as well as on our proxy statement disclosure and
- Complimentary feedback on the detailed disclosure and rationale of the 2020 Success Incentive Plan (SIP) awards set forth in our 2021 Proxy Statement.

In addition to the above comments related to our compensation programs, we also received feedback on other governance matters, which are detailed on page 7.

We also met with one proxy advisory firm to provide an update on our shareholder engagement efforts and gain further insight into their views on our compensation and governance practices and disclosures. While we extended an invitation to another proxy advisory firm, they declined the meeting citing the lack of any governance or compensation concerns.

Overall, shareholders appreciated the opportunity to engage in these discussions and we are committed to continuing our shareholder engagement in the future.

Compensation Program Structure

Our executive compensation philosophy is to reward performance that helps us achieve our corporate objectives, increase shareholder returns, attract and retain talented individuals, and promote a culture of ownership and accountability in the company. We do this by:

- Offering base salaries that reflect the competitive market as well as the roles, skills, abilities, experience, and performance of employees;
- Providing incentive opportunities for all employees based on the achievement of corporate and individual performance goals; and
- Aligning the interests of management and shareholders by offering long-term cash and equity awards that are performance-based and requiring senior officers to own and retain a specified value of shares. Our long-term incentive awards are granted in the current year based on performance from the prior year (i.e., awards granted in 2021 were based on 2020 performance; see page 63 for additional details).

Elements of Pay

There are five primary elements of pay in our 2021 executive compensation program, which are summarized in the following table.

| | BASE PAY | SHORT-TERM | LONG-TERM [1] | | RETIREMENT & WORKPLACE BENEFITS |
		ANNUAL INCENTIVE	CIUs [2]	PERFORMANCE-BASED RSUs	
Primary Purpose	Reflects the market for similar positions as well as individual skills, abilities & performance	Rewards short-term performance [3]	Rewards long-term performance, aligns interest with stockholders & promotes a culture of ownership and accountability [3]		Addresses health, welfare & retirement needs
Performance Period	Ongoing	1 year [4]	3 years prospective [4]	1 year (vests over 3 years) [4]	N/A
Form	<-------------- Cash -------------->			Equity	N/A
Payment/Grant Date	Ongoing	<----- In March based on prior year performance ----->			Ongoing

(1) Excludes the Success Incentive Plan (SIP) awards granted in 2020, which are not part of the current annual compensation program. For an overview of this grant, see Vesting of 2020 Success Incentive Plan Awards section on page 66. A full explanation of and rationale for the SIP awards, which were granted in 2020, can be found on page 62 of our 2021 Proxy Statement.

(2) Beginning with the March 1, 2021 grant, cash incentive units (CIUs) replaced PSUs. See the "Long-Term Incentive" section beginning on page 62 for further details on this decision and the applicable performance criteria.

(3) For details on performance measures see "Annual and Long-Term Incentive Programs" beginning on page 58.

(4) A performance threshold goal must be achieved before participants are eligible to receive an award. If the goal is not achieved, no awards are granted.

Those pay elements that are "at risk," or contingent upon individual or corporate performance, are noted in the charts below. Our NEOs have a substantial majority of their targeted total direct compensation (fixed salary and variable annual and long-term incentive awards) at risk. This design creates an incentive for achievement of performance goals (short- and long-term) and aligns the interests of our executives with those of our shareholders. In 2021, 90% of Mr. McKenney's targeted total direct compensation was at risk. For the remaining NEOs, an average of 76% of their aggregate targeted total direct compensation was at risk.



CHIEF EXECUTIVE OFFICER TARGET TOTAL
Direct Compensation Mix

At Risk 90%
10%
20%
70%

OTHER NAMED EXECUTIVE TARGET TOTAL
Direct Compensation Mix (Average)

At Risk 76%
24%
28%
48%

■ Base Salary   ■ Annual Incentive   ■ Long-Term Incentive[1]

(1) Excludes the Success Incentive Plan awards, which are discussed in further detail on page 66.

Components of Executive Compensation

Base Salary, Annual and Long-Term Incentives

Salaries for our NEOs are established based on their position, skills, experience, responsibilities, and performance. Competitiveness of salary levels is assessed annually relative to the approximate median of salaries in the marketplace using the benchmarking sources noted beginning on page 74 for similar executive positions. Adjustments may be considered for factors such as changes in responsibilities, individual performance, and/or changes in the competitive marketplace.

Annual and long-term incentive targets are set based on consideration of each NEO's current target, the approximate median of the appropriate comparator group, and each individual's target relative to other NEOs given their respective levels of responsibility. For purposes of determining the amount of annual incentive and long-term incentive awards for our NEOs, the Committee establishes a target amount as a percentage of each executive's salary, except that the long-term incentive target is set as an absolute dollar amount for the CEO.

At its February 2022 meeting, after consideration of company and individual performance during 2021, each executive's responsibilities, tenure and market data, the Committee made decisions on our NEOs' base salaries and annual and long-term incentive targets for 2022 as outlined in each NEO's "Performance Assessment and Highlights" summary beginning on page 67. The Committee believes the 2022 compensation decisions position all of our NEOs' targeted total direct compensation within an appropriate range of the market median given each executive's performance and tenure in his or her current position.

Individual Performance Evaluations

Individual performance is evaluated by the Committee against each NEO's goals and metrics, specific to his or her respective business area. These goals and metrics are set at the beginning of the year and include the following performance categories:

- Business and financial objectives the Board approved for the company;
- Strategic objectives by business area;
- Talent management initiatives;
- Building a culture of inclusion and diversity; and
- Operational effectiveness and efficiency.

Evaluation Criteria

In evaluating how effectively the NEOs met their goals, the Committee considers:

- Company performance;
- For the CEO, the Board's assessment of his performance, as well as his self-assessment;
- For NEOs other than the CEO, the performance assessments of the NEOs which are completed by the CEO. The performance assessment is based on a combination of performance feedback from the individual's direct manager, peers, direct reports, and other partners, as well as the individual's self-assessment; and
- Written assessments by Board members of each NEO against their stated goals in the areas listed below.

CEO		Other NEOs	
✓	Financial performance	✓	Demonstrated performance
✓	Leads strategy and aligns goals	✓	Commitment to the enterprise and their business unit
✓	Directs resources and talent to achieve strategic initiatives	✓	Ability to balance complex and competing factors
✓	Drives execution	✓	Builds relationships and communicates to all stakeholders
✓	Manages risk while leading for the future	✓	Effectively manages board relations
✓	Sets cultural norms	✓	Strategic and succession planning, and leadership development
✓	Understands and proactively addresses emerging issues	✓	Demonstrates leadership
✓	Builds relationships and communicates to all stakeholders	✓	Building and sustaining a high-functioning organization
✓	Understands governance and fosters board relationships		

Based on the NEOs' individual performance goals and the performance assessments completed by their manager and Board members, the Committee approves an individual performance percentage for each NEO, which is used to adjust the earned annual incentive and long-term incentive awards between 0% and 125%. These percentages were used to calculate the final payout of 2021 annual incentives and long-term incentive awards granted in 2022 as described under "Performance Assessment and Highlights" on page 67.

Annual and Long-Term Incentive Programs

Company Performance Targets

Each year, the Committee sets corporate performance measures along with targets for each performance measure. The Committee assigns weightings to each performance measure based on relative importance to the company, and uses actual performance against these measures to calculate annual and long-term incentive award values.

Targets for each performance measure align with our core operating principles:

- Strong operational performance
- Disciplined growth
- Effective risk management
- Consistent capital generation

The performance measures in incentive plans are a direct output of our business plans, which are approved by the Board each year.

Goal Rigor

When designing our business plans, we carefully balance the current performance of the business and the risk appetite of the enterprise with an appropriate amount of stretch designed to drive consistent growth and improvement. External economic factors are also considered, including: (1) the overall economic growth rate, (2) employment and wage growth, which impacts our overall premium levels, and (3) the interest rate and investment environment, which can have a significant impact on our overall profit margins.

We set challenging performance measures within our business plans to align their achievement with long-term value for shareholders. As part of this process, we conduct sensitivity testing to assess upside and downside risk, which is then reviewed to ensure an appropriate degree of rigor in the plan. In setting certain goals, such as for ROE, we consider factors beyond the desire for absolute growth, including the natural increase in the proportion of equity backing our Closed Block lines of business, as well as investments required to maintain the above-industry average ROE in our core operations. Additionally, we need to consider extraordinary circumstances such as the recent COVID-19 pandemic which create unavoidable impacts upon our business and the market in general. Balancing these multiple considerations, particularly in reflection of the expected ongoing implications of COVID-19 on all aspects of our business during 2021, led to a lower ROE and EPS expectation for 2021 relative to 2020.

Based on the above, the Committee established performance measures and incentive payout targets that appropriately align pay with performance.

During 2021, the payout opportunity for each performance measure was 0-150%. Based on a review of proxy peer practices, the Committee determined to change the payout opportunity for each measure to 0-200%, in alignment with market practices, effective in 2022. The majority of our peers have maximum payouts under their plans of 200% of target. As part of this change, the Committee removed the individual multiplier for Executive Vice Presidents and the CEO. The CEO will continue to have discretion with respect to his recommendations to the Committee for the Executive Vice Presidents.

Our incentive plans are subject to an annual risk assessment by our Chief Risk Officer, which is discussed with the Committee as described on page 37.

Annual Incentive Plan

Each performance measure has been selected because the Committee believes it is an appropriate driver of long-term shareholder value:

Annual Incentive Performance Measure	2021 Weighting		Purpose
After-Tax Adjusted Operating Earnings Per Share	35%	⇨	Measures profitability achievement
Consolidated Adjusted Operating Return on Equity	15%	⇨	Measures effectiveness of balancing profitability and capital management priorities
Earned Premium	15%	⇨	Measure growth and competitiveness of the business
Sales	15%		
Customer Experience	10%	⇨	Measure effective and efficient customer service
Operating Expense Ratio	10%		

Our annual incentive awards reward performance based on the achievement of both company and individual performance, which the Committee believes aligns compensation with the objectives of shareholders. Subject to eligibility requirements, non-sales employees (including our NEOs) are eligible to receive an annual incentive award each year. Our plan has objective performance targets which are used to determine overall company performance. The process for determining the 2021 annual incentive awards was as follows:

($) 2021 Annual Incentive Target for NEOs × **(%)** 2021 Company Performance[1] × **(%)** 2021 Individual Performance[2] = **($)** 2021 Annual Incentive Award

(1) The Committee exercises discretion as to the final percentage considering all performance measures, including, but not limited to, the quality of financial results. For details on adjustments for 2021, see discussion below.
(2) Individual performance may range from 0% to 125%. Individual performance adjustments for 2021 are described beginning on page 68.

Incentive Funding Performance Requirement

The funding of awards under our Annual Incentive Plan (AIP) is conditioned on the company achieving a specified level of performance. In 2021, the AIP required $250 million of statutory after-tax operating earnings to fund payments under the plan. In 2021 the Committee also conditioned the funding of grants under the long-term incentive plan on this same performance requirement.

The company successfully achieved the requirement for funding the 2021 annual incentive awards and the long-term incentive grants made in March 2022.

The funding requirement was originally included in our plan as part of the "qualified performance-based compensation" exception under Section 162(m). The Tax Cuts and Jobs Act of 2017 eliminated this exception to the annual deduction limit established by Section 162(m). Therefore, the Committee adopted a new AIP beginning with the 2022 performance year, which eliminates all previous Section 162(m) design elements, including the funding requirement. Our plans will continue to have objective, performance-based goals which will be used to determine incentive plan payouts.

Items Excluded When Determining Company Performance

When establishing the performance measures and weightings for 2021, the Committee determined that the effect of certain items not included in the 2021 financial plan would be removed from the calculation of the company's performance, for purposes of both the annual and long-term incentive plans, should they occur. The Committee believes it is appropriate to exclude the items below because they: (1) are unusual or infrequent in nature, (2) do not directly reflect company or management performance, or (3) could serve as a disincentive to capital management or other decisions in the best interest of the company and shareholders. The Committee has approved the same criteria for 2022, adding three new items to align with the definition of operating income (last three bullets). The items are:

- Unplanned adjustments resulting from accounting standards and/or policy changes, legal, tax or regulatory rule or law changes;
- The impact of any unplanned acquisitions, divestitures or block reinsurance transactions;
- Unplanned adjustments to the Closed Block of business;
- The effect of any unplanned regulatory, legal or tax settlements;
- The effect of unplanned changes to strategic asset allocation;
- Unplanned debt issuance, repurchasing or retirement; or stock repurchase or issuance;
- The effect of differences between actual currency exchange rates versus exchange rates assumed in the financial plan;
- Unplanned fees or assessments, including tax assessments, from new legislation;
- The effect on revenue from unplanned variances from floating rate securities and index-linked securities (for our Investments Plan only);
- The effect of a global pandemic and other economic and environmental pressures impacting results;
- Unplanned reserve assumption updates;
- The effect of asset Impairments - including, but not limited to, premiums receivable, reinsurance recoverable, property and equipment, right-of-use assets, value of business acquired and goodwill; and
- Unplanned restructuring costs.

Annual Incentive Results

2021 ANNUAL INCENTIVE TARGETS AND RESULTS ($ in millions, except per share data)

	Threshold[1]	Target[1]	Maximum[1]	Component Weight	Result
Unum Group (actual results in blue)					
After-tax adjusted operating earnings per share[2]	$2.75	$3.67	**$4.35** $3.95	35%	Capped at maximum
Consolidated adjusted operating return on equity[3]	5.8%	7.7%	**8.9%** 8.3%	15%	Capped at maximum
Earned premium[4]	$7,223.4	**$8,485.0** $8,509.8	$9,360.8	15%	Slightly below target
Sales	$1,241.2	**$1,527.3** $1,654.9	$1,861.7	15%	Below target
Customer experience[5]	225.0%	**291.3%** 300.0%	337.5%	10%	Slightly below target
Operating expense ratio[6]	19.7%	**17.5%** 17.7%	16.7%	10%	Slightly above target

(1) For each performance measure, there is no payout at or below the threshold. The payout would be 150% for performance at or above the maximum. For performance between defined levels, the payout is interpolated.

(2) After-tax adjusted operating earnings per share is defined as net income adjusted to exclude after-tax net investment gains or losses and amortization of the cost of reinsurance as well as certain other items specified in the reconciliation of non-GAAP financial measures in Appendix B of this proxy statement divided by dilutive outstanding weighted average shares. Investment gains or losses primarily include realized investment gains or losses, expected investment credit losses, and gains or losses on derivatives.

(3) Consolidated adjusted operating return on equity is calculated by dividing after-tax adjusted operating income by the average of the beginning- and end-of-year stockholders' equity adjusted to exclude the net unrealized gain or loss on securities and the net gain on hedges.

(4) Earned premium is calculated for our core operations (Unum US, Unum International, and Colonial Life).

(5) Customer experience is based on the quality of our customers' experiences and includes measures focused on areas that impact customer loyalty and satisfaction.

(6) The operating expense ratio is equal to operating expenses as a percentage of earned premium (or total company expense over total company earned premium) inclusive of the Closed Block and Corporate segments.

As discussed on page 60, the Committee applied the criteria and standards approved when it established the 2021 annual incentive targets to adjust annual incentive plan performance calculations for the impact of four items which were not included in the 2021 financial plan from which the targets were initially derived:

- The effect of differences between actual debt issuances and resulting interest expense and the amounts assumed in the financial plan (impact to earnings);

- The effect of differences between actual stock repurchases and the amount assumed in the financial plan (no actual repurchases which impacted equity);

- The effect of differences between actual foreign currency rates and exchange rates assumed in the financial plan; and

- The effect of a global pandemic and other economic and environmental pressures impacting results.

  – The net effect of the COVID-19 impacts in 2021 was a decrease in operating results, with the negative implications of Life mortality overshadowing favorable impacts to the LTC product line. Importantly, we did not make any adjustments to sales or earned premium in the Annual Incentive Plan. While we know that these metrics were negatively impacted by COVID-19, the actual impact was difficult to isolate and therefore not considered.

Based on the adjustments described above, the calculated achievement was 119.9% of the plan target. Each year, the Committee also undertakes an overall assessment of the results, maintaining the discretion to make final adjustments. Any adjustments by the Committee are based on a review of the actual achievement level for each performance measure compared to the annual incentive targets, as well as a qualitative assessment of the results. Based on this assessment, the Committee approved the Unum Group Annual Incentive Plan payout level for 2021 at 120% of target, as shown below.

Unum Group 2021 Annual Incentive Plan Achievement Level	120%

The table below sets forth the target incentive and the actual annual incentive awards approved by the Committee for each NEO for 2021 performance. For a discussion of 2022 annual incentive targets for each NEO, see the "Performance Assessment and Highlights" summary beginning on page 67.

The annual incentive awards of all NEOs are based on Unum Group performance, though the individual goals for Mr. Simonds include financial goals related to his business units. The following table outlines the annual incentives awarded for 2021 performance.

ANNUAL INCENTIVE PAID IN 2022   **(for 2021 performance)**

	2021 Incentive Target (%)		Eligible Earnings ($)		Company Performance (%)		Individual Performance (%)		2021 Annual Incentive Paid ($)
McKenney	210%	X	1,050,000	X	120%	X	100%	=	2,646,000
Zabel	120%	X	620,192	X	120%	X	105%	=	937,730
Simonds	130%	X	700,000	X	120%	X	105%	=	1,146,600
Iglesias	95%	X	550,000	X	120%	X	100%	=	627,000
Bhasin	100%	X	540,000	X	120%	X	100%	=	648,000

Long-Term Incentive

Our long-term incentive plan aligns the long-term interests of management and shareholders by tying a substantial portion of executive compensation directly to the company's stock price. Long-term incentive awards are granted in the year following the performance year that determines their size (i.e., awards in 2021 were based on 2020 performance). Our long-term incentive award mix is based on a review of peer practices as well as what the Committee believes most appropriately retains and rewards our NEOs and ensures a significant portion of each executive's compensation is tied to the increase of our stock price over the long-term. The mix of awards granted to each NEO in early 2021 was 50% performance-based restricted stock units (PBRSUs) and 50% cash incentive units (CIUs). The awards were granted under the Stock Incentive Plan of 2017.

All of our NEOs received long-term incentive grants in March 2021 in the form of PBRSUs and CIUs. All grants were conditioned on the company first achieving the incentive funding requirement for 2020 (as described on page 60). Actual award grant values were based on the target incentive and individual performance for 2020. PBRSUs vest ratably over three years while CIUs vest at the end of the three-year performance period dependent upon actual performance, modified (up to +/- 20%) by relative TSR. The process for determining long-term incentive awards granted in March 2021 was as follows:

$$(\$) \quad \times \quad (\%) \quad = \quad (\$)$$

| **2020 Long-term Incentive Target for NEOs** | **2020 Individual Performance** | **2021 Long-term Incentive Award** |

As outlined in the diagram, the total value of the long-term incentive award granted to each NEO was determined by multiplying:

- The NEO's long-term incentive target (a specified percentage of base salary for all NEOs except the CEO, which was set as a dollar amount), which was set by the Committee in early 2020 after considering market data from the appropriate comparator group (as described beginning on page 58 of our 2021 Proxy Statement) and the individual's target relative to other NEOs given their respective levels of responsibility; and

- The individual performance percentage (from 0% to 125%) assigned to the NEO by the Committee using the individual assessment process described beginning on page 57 (for a discussion of the individual NEO performance assessments for 2020 that determined the individual performance percentage for these 2021 grants, other than for Mr. Bhasin, see disclosure beginning on page 75 of our 2021 Proxy Statement). For Mr. Bhasin, the Committee applied an individual performance percentage of 100% based on his leadership in our technology transformation. The individual performance applied for each of the NEOs is shown below in the "Long-Term Incentive Granted in 2021" table.

Once the long-term incentive award value was determined, it was divided evenly between PBRSUs (50%) and CIUs (50%) for each NEO. The PBRSUs vest annually based on each NEO's continued service over a three-year period. The CIUs vest based on the company's achievement of critical, multi-year shareholder return measures of adjusted book value growth and dividend yield, modified (up to +/- 20%) by relative TSR as described below.

LONG-TERM INCENTIVE GRANTED IN 2021 (for 2020 Performance)

	2020 Long-Term Incentive Target		Individual Performance		2021 Long-Term Incentive Grant[2]
McKenney	$7,000,000		n/a [1]		$7,500,000
Zabel	1,200,000	X	100%	=	1,200,000
Simonds	1,694,918	X	100%	=	1,694,918
Iglesias	742,500	X	100%	=	742,500
Bhasin	675,000	X	100%	=	675,000

(1) After consideration of Mr. McKenney's strategic leadership highlighted on page 68 as well as the fact that his total targeted compensation was below the market median, the Committee awarded Mr. McKenney a grant of $7.5 million.

(2) The amount shown is the award approved by the Committee for each NEO. Half of the amount is then converted to the respective number of PBRSUs based on the closing stock price on the date of grant. The remaining half of the amount is granted as CIUs, which are tracked and denominated in dollars. The amount included in the "Summary Compensation Table" on page 83 was calculated using the closing stock price for PBRSUs. CIUs are reported in the "Summary Compensation Table" when vested.

Executive	PBRSUs Granted (Mar. 2021) (#)	CIUs Granted (Mar. 2021) ($)
McKenney	137,868	3,750,000
Zabel	22,059	600,000
Simonds	31,157	847,459
Iglesias	13,649	371,250
Bhasin	12,408	337,500

No stock is issued when the PBRSUs are granted. Instead, company stock is issued only when the grant is settled. In addition, there are no shareholder voting rights unless and until the award is settled in shares. During the performance period, dividend equivalents will accrue and settle in cash to the extent that the underlying PBRSUs vest.

As described in our 2021 Proxy Statement, in early 2020, the Committee reviewed the mix of long-term incentive. Since a substantial portion of the executives' compensation is denominated in Unum shares, the Committee sought to balance stock ownership priorities against continued stock price underperformance driven by negative investor perceptions of the LTC insurance industry. These perceptions have impacted us more than our proxy peers given that only 25% of our peers have LTC exposure. After review, the Committee therefore determined to replace performance share units (PSUs) with CIUs that reward for financial performance (rather than financial performance and stock price changes), beginning with the long-term incentive grants in March 2021. The use of cash-based long-term incentive represents a departure from historical practice but was deemed appropriate by the Committee given the unique circumstances currently facing the company and its executive team. In reaching this decision, the Committee considered the following:

- Executives' holdings were generally above stock ownership requirements and will remain well-aligned with shareholders;

- A mixture of long-term cash and equity awards allows diversification while providing multi-year incentives which are less impacted by the potential volatility associated with the LTC block, enabling greater focus on the achievement of key objectives; and

- The CIUs would remain aligned to shareholder interests given the performance measures outlined below, which include a relative TSR component.

The Committee determined that CIUs will be earned based on the achievement of critical, multi-year shareholder return measures of adjusted book value growth and dividend yield. CIUs will be measured over a three-year performance period from January 1, 2021 through December 31, 2023. Awards can be earned up to a maximum of 200% of the targeted CIU award value following completion of the performance period based on the company's performance against these metrics.

The achievement will be modified (up to +/-20%) based on our TSR relative to the eight members of our "Performance Peer Group." The eight companies in the Performance Peer Group (Aflac, Hartford Financial Services, Lincoln Financial, MetLife, Principal Financial, Prudential Financial, Globe Life (f/k/a Torchmark) and Voya Financial) were selected because they are considered to be direct business competitors of Unum (see discussion beginning on page 74 for the differences between our Proxy Peer Group and Performance Peer Group). We believe it is appropriate to modify these awards based on relative TSR performance, since Unum's individual TSR performance directly affects the value realized by our shareholders. The illustration below outlines the three-year performance metrics established by the Committee for the CIU grants made in March 2021.

METRICS FOR CASH INCENTIVE UNITS (CIUs) GRANTED IN 2021



| 2021-2023 Target CIU $ Grant | × | Multiplier based on % change in cumulative 3-year Adjusted Book Value | × | Sum of 1 plus cumulative Dividend Yield (2021-2023) | × | rTSR Modifier | | = | EARNED PAYOUT |

rTSR Modifier	
>= P75	1.20
P62.5	1.10
P50	1.00
P42.5	.90
<= P35	.80

Vesting of 2019 Performance Share Units (PSUs)

The long-term incentive mix for our NEOs' 2019 awards included 50% in the form of PSUs, which vested based on performance over a three-year performance period that ended on December 31, 2021.

The table below provides an overview of the three-year goals for the 2019 PSU grant as well as their actual achievement levels.

2019 PERFORMANCE SHARE UNIT (PSU) AWARDS

Corporate Performance Factors	Component Weighting	Threshold	Target	Maximum	Result
Unum Group					
Average 3-year Adjusted Operating Return on Equity (2019-2021)	50%	9.32%	12.42%	14.28%	**Below Target 11.24%**
Average 3-year After-Tax Adjusted Operating EPS (2019-2021)	50%	$4.34	$5.79	$6.66	**Below Target $5.14**
Relative Total Shareholder Return	Modifier Percentile	-20% @ 35th	0 @ 50th	+20% @ 75th	-20% @ 0th

Based on the above performance, and after taking into account the factors described below, in February 2022, the Committee certified the results for this grant and approved a payout. The business goals were achieved at 79.3%, with relative TSR at the lowest percentile which resulted in a 20% decrease for a final payout of 63.4%.

As discussed under "Items Excluded When Determining Company Performance," beginning on page 60, when setting the performance measures and weightings for the 2019 PSU grant, the Committee determined that certain items not included in the financial plan for fiscal years 2019 to 2021 would be excluded from the calculation of the company's performance.

Applying the criteria and standards approved by the Committee, PSU targets were adjusted for the impact of the following items. Each item impacted both earnings and equity unless otherwise noted below:

- The effect of accounting policy changes for ASC 326 Credit Losses;
- The effect of the UK tax rate change from planned rate of 17% to 19%;
- The effect of differences between actual debt issuances and the amount assumed in the financial plan;

- The effect of differences between actual foreign currency rates and the exchange rates assumed in the financial plan;

- The effect of differences in the market value of net investment income;

- The effect of accounting policy changes for ASC 842 Leases (impact to equity only);

- The effect of UK tax rate change from 19% to 25% (impact to equity only);

- The effect of impairment loss on right of use (ROU) asset related to operating lease for office space not planned to support general operations (impact to equity only);

- The effect of an individual disability reserve increase, an individual disability transaction, a long-term care reserve increase and a group pension reserve increase, each within the Closed Block of business (impact to equity only);

- The effect of differences between actual stock repurchases and the amount assumed in the financial plan (impact to equity only); and

- The cost related to early retirement of debt (impact to equity only).

No adjustments were made to the 2019 PSU targets to reflect the impact of the COVID-19 pandemic on our business.

Vesting of 2020 Success Incentive Plan Awards

As described in the 2021 Proxy Statement, the 2020 Success Incentive Plan (SIP) was a grant under which 10 executives, including each of the named executive officers, received a one-time special performance grant. The SIP awards were designed to encourage the achievement of critical business outcomes and to incent executives to continue employment with the company over the long term. The SIP awards include both cash success units (CSUs) and stock success units (SSUs).

The SIP awards will vest in full on the sixth anniversary of the grant date (August 2026), subject to the executive's continued employment, with the opportunity for one-third to vest after the one-, three- and five-year performance periods based on the company's achievement of three performance hurdles:

(1) Maintaining average NAIC risk-based capital ratios of at least 325%, each measured at calendar quarter-ends over the applicable performance period;

(2) Maintaining average levels of holding company cash in excess of 1.0 times average fixed costs (which includes dividends to shareholders and interest payments due on outstanding indebtedness), each measured at calendar quarter-ends over the applicable performance period; and

(3) Achieving annual (or compounded annual) growth rates of 3% or more in adjusted book value (which excludes accumulated other comprehensive income or loss).

In February 2022, the Committee reviewed and certified that the above three performance hurdles were met for the performance period January - December 2021. Therefore, the first one-third of CSUs and SSUs vested and were distributed.

Details on SSUs vested during 2021 for each of the NEOs can be found at the "Option Exercises and Stock Vested" table on page 87. The values of vested CSUs are included in the "Summary Compensation Table" on page 83 (footnote 2 includes details for each of the NEOs).

As noted in "2021 Say-on-Pay Vote and Shareholder Outreach" on page 55, the Company received 92% support for say-on-pay in 2021, as well as positive feedback from shareholders specifically related to the detailed disclosure and rationale of the 2020 Success Incentive Plan (SIP) awards in our 2021 Proxy Statement.

Performance Assessment and Highlights

The NEOs' achievement levels, for purposes of the 2021 annual incentive awards paid and long-term incentive awards granted in March 2022, were determined in part based on the individual performance goal areas listed in the "Individual Performance Evaluations" beginning on page 57. The NEO summaries, beginning on the next page, detail the Committee's decisions for each element of compensation as well as highlights of each executive's performance. These summaries also include each NEO's annual compensation as well as their compensation targets for 2021 and 2022.



ACTUAL COMPENSATION[(1)]	
2021	
Base Salary	$1,050,000
AI	$2,646,000
LTI	$8,400,000
2020	
Base Salary	$1,078,846
AI	$1,812,462
LTI	$7,500,000

COMPENSATION TARGETS	
2022	
Base Salary	$1,100,000
AI Target	230%
LTI Target	$8,400,000
2021	
Base Salary	$1,050,000
AI Target	210%
LTI Target	$7,500,000

RICHARD P. McKENNEY

President, Chief Executive Officer and a Director

In assessing Mr. McKenney's performance for 2021, the Committee noted that he:

- **Effectively guided the company through an exceedingly challenging year of significant disruption from the pandemic,** including substantially elevated COVID related life and disability claims. Through this uncertainty, Mr. McKenney drove the company's continued focus on our Purpose of helping the working world thrive throughout life's moments, while delivering solid financial results.

- **Proactively managed capital generation and deployment in an uncertain environment,** positioning Unum well to respond to future opportunities and challenges. The company's strong capital position allowed us to weather ongoing economic uncertainty while maintaining the flexibility needed to invest in product innovation, digital transformation and talent recruitment and retention. Unum also returned $290.6 million to shareholders.

- **Drove a proactive change agenda to steer Unum through the ongoing evolution of the workplace and prepare customers for a digitally focused future.** Mr. McKenney oversaw operational realignments and planning for a shift to a hybrid work model that prepared the company to successfully meet the challenges of the environment, and championed investments in technologies that continue to enhance digital engagement with customers.

- **Strengthened the company's commitment to integrity, sustainability and social responsibility** through a variety of ESG and other programs that reflects the goals of the company, investors and other key stakeholders. Mr. McKenney led efforts to promote inclusion and diversity of thought, mental health and social justice throughout the company and externally. Independent recognition of Unum's efforts demonstrate the integration of specific goals to drive long-term company sustainability.

- **Led the company's ongoing efforts to responsibly manage its Closed Block of business.** Completion of a reinsurance transaction for Unum's legacy individual disability block and accelerated funding of planned contributions to long term care reserves highlight active management of the block and provide predictable performance and effective capital planning.

The Committee weighed the above individual achievements along with the Company's overall performance during a challenging year. Even so, the pandemic has shown that the need for our products and services has never been clearer and continues to grow. The Committee believes the company is well-positioned for long-term success through the actions of Mr. McKenney. Given these accomplishments and considerations, the Committee awarded Mr. McKenney an individual performance percentage of 100% for his 2021 annual incentive award and a LTI award of $8.4 million with no specific individual/strategic factor applied for his LTI award granted in March 2022.

Further, the Committee with its consultant, Pay Governance LLC, reviewed Mr. McKenney's total targeted compensation relative to proxy peers and determined that his pay was 14% below median. After considering his experience, his performance in the CEO role, and the leadership that he has shown during his almost seven years in the role, the Committee decided to increase Mr. McKenney's annual base salary by 5% to $1.1 million; annual incentive target from 210% to 230%; and long-term incentive target opportunity from $7.5 million to $8.4 million. These decisions reflect Mr. McKenney's steady leadership and strategic positioning of the company. Even with these adjustments, Mr. McKenney's targeted total direct compensation continues to be below the median of our proxy peer group.

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2022 were determined based on 2021 performance and therefore are shown as 2021 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 83), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.



STEVEN A. ZABEL

Executive Vice President, Chief Financial Officer

In assessing Mr. Zabel's performance for 2021, the Committee noted that he:

- **Continued to grow and execute in the role of chief financial officer during a challenging economic and regulatory environment.** Mr. Zabel delivered key advancements in the Finance team's capabilities around forecasting and effective capital management transactions which provided clear insight and financial flexibility during an unprecedented time. Unum also received upgrades from key rating agencies on the company's outlook.

- **Delivered solid financial results given the ongoing disruption caused by the pandemic.** Continued stability in premiums, effective expense management and a laser focus on risk management led by Mr. Zabel have helped Unum respond to the unique challenges we faced.

- **Enhanced our strong capital position through sustained engagement across key initiatives.** Unum unlocked significant capital through a reinsurance transaction and debt issuance at historically low rates and took other steps to position us to invest in growth.

- **Took steps to enhance predictability in the Closed Block.** In addition to completing the IDI reinsurance transaction, Mr. Zabel drove efforts to accelerate Unum's funding of planned contributions to long term care reserves and actively led operations for the block during a leadership transition.

- **Strengthened the culture and operation of the Finance team.** Mr. Zabel's promotion of inclusion, diversity of thought and social responsibility to better serve stakeholders has enhanced engagement with the team, while his planning for key leadership changes has positioned the organization well to continue steering key initiatives at Unum.

Given Mr. Zabel's leadership during the continuing pandemic as well as enhancements to forecasting and effective capital management transactions, the Committee applied individual performance percentages of 105% for Mr. Zabel's 2021 annual incentive award and 110% for his long-term incentive award granted in March 2022.

As previously disclosed, the Committee has a practice of positioning our executives' pay below median pay of external peers as they are promoted into a role and gradually making adjustments to full competitive norms as performance and experience in the job grows. After considering his performance in the CFO role as well as his positioning relative to the market, the Committee set his annual and long-term incentive targets for 2022 to 135% and 250%, respectively.

ACTUAL COMPENSATION[(1)]	
2021	
Base Salary	$620,192
AI	$937,730
LTI	$1,546,875
2020	
Base Salary	$617,308
AI	$597,554
LTI	$1,200,000

COMPENSATION TARGETS	
2022	
Base Salary	$640,000
AI Target	135%
LTI Target	250%
2021	
Base Salary	$625,000
AI Target	120%
LTI Target	225%

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2022 were determined based on 2021 performance and therefore are shown as 2021 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 83), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.



MICHAEL Q. SIMONDS

Executive Vice President, Chief Operating Officer

ACTUAL COMPENSATION[(1)]	
2021	
Base Salary	$700,000
AI	$1,146,600
LTI	$1,925,000
2020	
Base Salary	$718,846
AI	$735,785
LTI	$1,694,918

COMPENSATION TARGETS	
2022	
Base Salary	$720,000
AI Target	140%
LTI Target	300%
2021	
Base Salary	$700,000
AI Target	130%
LTI Target	275%

In assessing Mr. Simonds' performance for 2021, the Committee noted that he:

- **Steered the company to greater operational excellence during a period of significant uncertainty.** Mr. Simonds leveraged strong existing relationships within Unum and among key customers to introduce clear strategic goals, strengthen workforce planning, drive differentiation in the market and promote adoption of digital tools.
- **Effectively guided critical leadership transitions during the year for key operating segments.** Mr. Simonds brought high-level talent into the organization to lead our International and Solutions business while leveraging our internal talent pipeline for key roles on the Colonial Life leadership team.
- **Led the company's operational areas to deliver on our Purpose throughout the significant disruption of the pandemic.** The operational areas have managed substantial increases in COVID-related life and disability claims, and leaves administered, while continuing to deliver new enrollment and service capabilities.
- **Drove product and service innovation across business lines.** Introducing digital-first offerings like Unum Total Leave™, Unum Behavioral Health and Unum Vaccine Verifier™ provided creative solutions to key workplace challenges, while an ongoing focus on the customer experience resulted in high service marks.
- **Continues to be a strong advocate for inclusion and diversity.** Mr. Simonds has led by example through active mentorships, participation in ally groups, setting clear expectations for inclusive hiring practices and encouraging greater diversity of thought.

Given these accomplishments, the Committee applied individual performance percentages of 105% for Mr. Simonds' 2021 annual incentive award and 100% for his long-term incentive award granted in March 2022.

Based on a review of Mr. Simonds' performance in the COO role, as well as his competitive positioning relative to the market, the Committee set his annual and long-term incentive targets for 2022 to 140% and 300%, respectively.

---

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2022 were determined based on 2021 performance and therefore are shown as 2021 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 83), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.



LISA G. IGLESIAS

Executive Vice President and General Counsel

ACTUAL COMPENSATION[1]	
2021	
Base Salary	$550,000
AI	$627,000
LTI	$742,500
2020	
Base Salary	$571,154
AI	$434,077
LTI	$742,500

COMPENSATION TARGETS	
2022	
Base Salary	$565,000
AI Target	100%
LTI Target	145%
2021	
Base Salary	$550,000
AI Target	95%
LTI Target	135%

In assessing Ms. Iglesias' performance for 2021, the Committee noted that she:

- **Provided effective leadership of a diverse organization beyond the scope of most general counsels.** The legal, audit, government affairs, ethics, compliance and corporate services teams continue to provide excellent support of evolving corporate needs under Ms. Iglesias' leadership during a time of ongoing change.
- **Effectively guided the company through a dynamic legislative environment during the pandemic.** Unum remained well-prepared to navigate the diverse workplace regulatory environment that had varying impacts on our company and customers.
- **Remains a key and compelling voice for inclusion across the enterprise.** Ms. Iglesias' championing of diversity of thought, encouraging active participation among employees, advocating for social justice and serving as a thought leader in this space have enhanced our inclusion and diversity programs throughout Unum.
- **Continued her work to further strengthen our culture of ethical conduct.** Ms. Iglesias and her team remain persuasive advocates for Unum values and through the efforts of the team were recognized as among the World's Most Ethical Companies by Ethisphere.
- **Oversaw efforts to prepare for our shift to a hybrid work environment.** Under the guidance of Ms. Iglesias, the Corporate Services team provided extensive logistical leadership to facilitate our employees anticipated return on a flexible schedule and developed creative ways to encourage engagement across the workforce.

Given these accomplishments, the Committee applied individual performance percentages of 100% for Ms. Iglesias' 2021 annual incentive award and 100% for her long-term incentive award granted in March 2022.

Based on a review of Ms. Iglesias' performance, as well as her competitive positioning relative to the market, the Committee set her annual and long-term incentive targets for 2022 to 100% and 145%, respectively.

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2022 were determined based on 2021 performance and therefore are shown as 2021 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 83), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.



ACTUAL COMPENSATION[1]

2021

Base Salary	$540,000
AI	$648,000
LTI	$675,000

COMPENSATION TARGETS

2022

Base Salary	$540,000
AI Target	100%
LTI Target	135%

2021

Base Salary	$540,000
AI Target	100%
LTI Target	125%

PUNEET BHASIN

Executive Vice President, Chief Information and Digital Officer

In assessing Mr. Bhasin's performance for 2021, the Committee noted that he:

- **Guided the Digital Transformation Organization to be a crucial delivery arm and enabler of our corporate priorities.** The organization has driven digital adoption, facilitated the company's collaboration and connectivity capabilities, and delivered new technology to help Unum reach its efficiency goals.

- **Delivered key digital solutions to support the business.** Offerings like Unum Total Leave™, Unum Behavioral Health and Unum Vaccine Verifier™ positioned the company at the leading edge in the market, while greater use of artificial intelligence and digital capabilities created a modern experience for customers and employees.

- **Strengthened partnerships across the company.** Mr. Bhasin took steps to enhance cross-functional planning and align technology resources with business deliverables to promote collaboration among disparate teams and clarify project accountability.

- **Positioned Unum as a destination for top technology talent.** In a highly competitive environment, Mr. Bhasin has increased investments to recruit key talent, retained existing high performers and enhanced career development opportunities. He also took steps to raise awareness of inclusion and diversity issues in the organization and prioritize diverse representation on the team.

- **Fostered a collaborative and engaged technology organization.** Mr. Bhasin's actions to cultivate an engaged workforce by encouraging feedback and diversity of thought, driving positive change, and emphasizing accountability have delivered improved engagement in culture metrics.

Based on the above accomplishments, the Committee applied individual performance percentages of 100% for Mr. Bhasin's 2021 annual incentive award and 100% for his long-term incentive award granted in March 2022.

Based on a review of Mr. Bhasin's performance, as well as his competitive positioning relative to the market, the Committee increased his long-term incentive target for 2022 to 135%.

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g., annual and long-term incentive paid/granted in 2022 were determined based on 2021 performance and therefore are shown as 2021 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 83), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.

Roles of the Committee, Chief Executive Officer and Consultant

The Committee, CEO, and compensation consultant each have important roles in our compensation program. The Committee, with input from the CEO and compensation consultant, has the final authority to:

- Evaluate, design, and administer a compensation program for our executive officers that appropriately links pay, company and individual performance, and the creation of shareholder value;

- Establish performance goals and certify whether they have been attained;

- Review the performance of the CEO, with input from the full Board, and determine his compensation; and

- Determine the compensation of the other NEOs.

The CEO provides to the Committee:

- A self-assessment outlining his own performance for the year;

- His perspective on the business environment and the company's performance; and

- Performance assessments and compensation recommendations for executives who report directly to him, which included all of the other NEOs during 2021.

The CEO does not participate in any decisions related to his own compensation.

Pay Governance LLC, as independent compensation consultant to the Committee, provides objective, expert analyses, independent advice, and comparative data on executive and director compensation. Pay Governance reports directly to the Committee, which is responsible for the appointment, compensation, retention, and oversight of the work performed by the consultant. A senior representative of the compensation consultant generally attends Committee meetings, participates in executive sessions of the Committee without management present, and communicates directly with Committee members outside of meetings.

The Committee has adopted a policy requiring its compensation consultant to be independent. During 2021, the Committee completed its annual assessment of the independence of Pay Governance, taking into account the following factors:

- Compliance with the Committee's independence policy;

- Other services, if any, provided to the company by the consultant;

- The amount of fees paid by the company to the consultant as a percentage of the consultant's total revenues;

- Any business or personal relationships between the consultant (including its representatives) and the company's directors or senior officers; and

- The policies and procedures the consultant has in place to prevent conflicts of interest, which include a prohibition against stock ownership in the company.

Pay Governance has attested to its independence and does not provide any services to the company other than those related to director and executive compensation consulting. Fees paid to Pay Governance for such services provided in 2021 totaled $150,169.

Based on its assessment, the Committee concluded that Pay Governance is independent under the Committee's policy and that Pay Governance's work does not give rise to a conflict of interest.

The company's finance (including the Chief Financial Officer (CFO)), human resources, and legal staff support the Committee in its work, interacting with Pay Governance only when doing so on behalf of the Committee or concerning proposals the Committee will review for approval. Employees from these departments discuss various executive compensation topics with the Committee and Pay Governance, including how compensation plans fit in with other programs and business objectives. Although these employees may make recommendations, the final decision on all executive compensation matters rests solely with the Committee.

Compensation Benchmarking

The Committee compares the compensation of our NEOs to the median pay of executives in similar positions at industry companies. By generally targeting each pay element to the approximate median of the applicable comparator group (as described below), we ensure the balance among the elements is competitive, while at the same time allowing company and individual performance to determine a majority of the compensation received by our NEOs. Overall, these benchmarking comparisons are used as points of reference and are secondary to the primary factors considered by the Committee when making compensation decisions. The primary factors are company performance, individual performance, the executive's level of responsibility and tenure, internal equity considerations, the creation of shareholder value, our executive compensation philosophy, and the results of the most recent shareholder say-on-pay vote and feedback received from engagement with shareholders.

The two sources used by the Committee for benchmarking executive compensation are:

- For CEO and CFO compensation, a proxy peer group comprising insurance and financial services companies that are either our business competitors or primary competitors for talent (the "Proxy Peer Group"). The Proxy Peer Group is also a reference for compensation programs and practices. The composition of the Proxy Peer Group is determined by the Committee and reviewed annually as outlined below; and

- For the compensation of our other NEOs, the Willis Towers Watson Diversified Insurance Study of Executive Compensation (the "Diversified Insurance Study"). This source is used because responsibilities of our other NEOs may not be directly comparable with those of named executives at other companies in the Proxy Peer Group.

In addition to benchmarking executive compensation, the Committee uses a subset of the Proxy Peer Group (which we refer to as the "Performance Peer Group") for purposes of measuring relative TSR for our PSU and CIU awards (see page 62 for details on these awards). This subset is selected because they are considered to be direct business competitors of Unum.

The Committee evaluates the composition of the Proxy Peer Group every year. Peer companies are determined based on five primary criteria (life and health GICS code; reasonable range of: assets, revenues, and market capitalization; and competition with Unum for talent and/or market share). In the past, the Committee has discussed insurance brokers and property and casualty insurers as potential peers. However, the Committee decided not to include these companies due to the differences in business models, performance cycles and executive talent markets. Based on the most recent peer review in August 2021, on average, the companies in the Proxy Peer Group met three of the five criteria. Overall, Unum is at approximately 90% of the revenue median (as of the 12 months ended December 31, 2020). Additionally, 10 of the 12 peers (83%) selected Unum as a peer for compensation benchmarking purposes in their 2021 proxy statements.

During its annual Proxy Peer Group analysis in August 2021, the Committee with its consultant, Pay Governance, considered other insurance and financial services companies and determined that no companies should be removed and no additional companies were appropriate for inclusion in the Proxy Peer Group at the time.

Annual sensitivity tests are performed to understand the impact of both larger and smaller peers on median CEO compensation levels. For the tests conducted in 2021, excluding the two smallest and two largest peers for testing purposes had no impact on CEO targeted total direct compensation. An additional sensitivity test was conducted using a common statistical approach known as regression analysis. Regression analysis considers the correlation between two factors and is commonly used to adjust compensation data to remove the effects of company size. The regression analysis considered the correlation between revenue and compensation. Based on these tests, the Committee determined that the Proxy Peer Group is appropriate.

The following table lists the companies in the Diversified Insurance Study (DIS), Performance Peer Group and Proxy Peer Group.

BENCHMARKING EXECUTIVE COMPENSATION

	DIS Survey Participant[1]	Perf. Peer Group[2]	2021 Proxy Peer Group[3]	Proxy Peer Group Indicators				
				Life & Health GICS	0.4x to 2.5x Unum Revenues	0.4x to 2.5x Unum Assets	0.5x to 5.0x Unum Market Capitalization	List Unum as a Peer
Aflac	●	●	●	●	●	●		●
AIG	●							
Allianz Life Insurance	●							
Allstate	●							
Brighthouse Financial	●		●	●	●		●	●
Cigna	●							
CNO Financial Group	●		●	●		●	●	●
Equitable Holdings (f/k/a AXA Group)	●		●		●		●	●
Genworth Financial	●							
Globe Life (f/k/a Torchmark)		●	●	●	●	●	●	●
Guardian Life	●							
Hartford Financial Services Group	●	●	●		●	●	●	●
John Hancock	●							
Lincoln Financial Group Corporation	●	●	●	●	●		●	●
Massachusetts Mutual	●							
MetLife	●	●	●	●				
Nationwide	●							
New York Life	●							
Northwestern Mutual	●							
OneAmerica Financial Partners	●							
Pacific Life	●							
Principal Financial Group	●	●	●	●	●		●	●
Protective Life	●							
Prudential Financial	●	●	●	●				
Reinsurance Group of America			●		●	●	●	●
Securian Financial Group	●							
Sun Life Financial	●							
Symetra Financial	●							
Thrivent Financial	●							
Transamerica	●							
USAA	●							
Voya Financial Services	●	●	●		●	●	●	●

(1) For compensation decisions made in early 2021, benchmarking comparisons were made using the 2021 Proxy Peer Group and the 2020 DIS (the latest data available at the time). Although Unum participates in the DIS, we are excluded from this table. The number of participants in the 2020 DIS remained the same from the prior year.

(2) The Performance Peer Group will be used for the relative TSR comparison under the 2021 and 2022 cash incentive unit (CIU) grants. These companies are our direct competitors, are generally followed by the same sell-side research analysts, and generally compete with us for talent.

(3) The Proxy Peer Group includes multiline insurers, reinsurers and life and health insurers, with Unum's assets equal to 33% of the peer median and the company's revenue at 90% of the peer median for the 12 months ended December 31, 2020 (the most current data as of the date of the analysis). Unum is not part of the Proxy Peer Group.

Compensation Policies and Practices

Equity Grant Practices

Equity grants awarded under the long-term incentive program are approved at the February meeting of the Committee, which typically occurs two to three weeks after the company's annual earnings are released to the public. Long-term incentive awards are granted in the year following the performance year that determines their size (i.e., awards in 2021 were based on 2020 performance). The March 1, 2021 grant was approved at the February 2021 meeting of the Committee. The closing stock price on the grant date is used to determine the number of units awarded.

Stock Ownership and Retention Requirements

Ensuring that senior officers have a significant ownership stake in the company aligns the long-term interests of management and shareholders and promotes a culture of ownership and accountability. The following table reflects the stock ownership and retention requirements for senior level officers.

STOCK OWNERSHIP AND RETENTION REQUIREMENTS FOR SENIOR OFFICERS

Officer Level	Required Ownership as Percent of Salary	Retention [1]
Chief Executive Officer	6x	100% of Ownership Requirement
Executive Vice President	3x	100% of Ownership Requirement
Senior Vice President	1x	100% of Ownership Requirement

(1) Covered officers must hold all net after-tax shares acquired upon the exercise of options and the vesting of PBRSUs, SSUs or PSUs until his or her ownership requirement is met. Once the requirement is met, the officer can sell shares only to the extent that the sale would not reduce his or her holdings below the ownership requirement.

We require these senior officers, including each current NEO, to hold a multiple of the officer's base salary in Unum shares (including unvested restricted stock units and unvested stock success units but not unvested performance awards) throughout employment and meet the ownership requirement within five years following their date of employment or promotion. Not meeting the requirements may impact future equity grants.

For purposes of calculating stock ownership, the Committee determined that the greater of the spot price or the preceding 12-month average closing stock price should be used to reduce volatility in outcomes.

The following table presents the stock ownership and retention requirements for each current NEO. Mr. McKenney, Mr. Simonds, and Ms. Iglesias exceeded the requirements as of December 31, 2021. Messrs. Zabel and Bhasin are expected to meet the ownership requirements within the applicable time period provided.

STOCK OWNERSHIP AND RETENTION REQUIREMENTS FOR CURRENT NEOs (as of December 31, 2021)

	Common Stock [1]	Restricted Stock Units [2]	Total Current Ownership [3]	Ownership as Percent of Salary	
				Owned	Required
McKenney	$13,280,011	$10,787,349	$24,067,360	22.9x	6x
Zabel	487,620	1,231,806	1,719,426	2.8x	3x
Simonds	2,438,653	2,730,528	5,169,181	7.4x	3x
Iglesias	1,192,763	1,287,502	2,480,265	4.5x	3x
Bhasin	521,837	947,949	1,469,786	2.7x	3x

(1) Amount includes shares held in certificate form, brokerage accounts, and 401(k) Plan accounts. Shares were valued using the 12-month average closing stock price of $26.85 on December 31, 2021.

(2) Performance-based restricted stock units (PBRSUs) vest over three years and stock success units (SSUs) vest upon the earlier of the achievement of performance metrics or August 24, 2026 (see the "Vesting Schedule for Unvested Restricted Stock Units" table on page 87). Amounts shown here were valued using the 12-month average closing stock price of $26.85 on December 31, 2021.

(3) "Total Current Ownership" was valued using the 12-month average closing stock price of $26.85 on December 31, 2021.

Hedging, Pledging and Insider Trading Policies

We believe our directors and executive officers, which includes our NEOs, should not speculate or hedge their interests in our stock. We therefore have a policy prohibiting them from buying or selling options, puts, calls, straddles, equity swaps or other derivatives directly linked to our stock. This policy generally does not apply to other employees, although employees who are "corporate insiders" under our insider trading policy are prohibited from making "short sales" of our stock. We also prohibit directors and executive officers from pledging our stock as security for a loan.

Our insider trading policy prohibits our directors, executive officers and other employees from buying or selling our stock while in possession of material nonpublic information about the company and from conveying any such information to others. Under this policy, additional trading restrictions apply to "corporate insiders" (which includes our directors and executive officers), who are generally permitted to buy or sell our stock only during predetermined window periods following earnings announcements, and only after they have pre-cleared the transactions with our general counsel or designee.

Recoupment Policy

If the company makes a material restatement of its financial results, then the Board will, to the extent permitted by applicable law, seek recoupment of performance-based compensation paid to certain senior officers, including each of the NEOs, if it determines that:

- The senior officer has committed or engaged in fraud or willful misconduct that resulted, either directly or indirectly, in the need to make such restatement; and
- Such performance-based compensation paid or awarded to the senior officer would have been a lesser amount if calculated using the restated financial results.

The amount of performance-based compensation to be recouped will be determined by the Board after taking into account the relevant facts and circumstances. Performance-based compensation includes annual cash incentive awards, bonuses and all forms of equity compensation. The company's right to recoup compensation is in addition to other remedies that may be available under applicable law.

Tax and Accounting Considerations

SECTION 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") generally disallows a tax deduction to a public corporation for compensation over $1 million paid in any fiscal year to certain "covered employees," which includes our named executive officers.

As a result, the Committee expects compensation granted or paid in 2018 and future tax years will not be fully deductible for income tax purposes. The Committee believes that shareholder interests are best served if it retains discretion and flexibility in awarding compensation, even though some compensation awards may result in nondeductible compensation expenses.

ASC TOPIC 718

We account for stock-based payments under the requirements of Financial Accounting Standards Board (FASB) ASC Topic 718 "Compensation - Stock Compensation" (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our 2021 Form 10-K. Each year, the company provides a report to the Committee of the expense for stock-based payments. Additionally, in the event the Committee is considering new equity-based compensation programs or changes to existing programs, the accounting implications of the program or change are presented and discussed as part of the decision process.

Perquisites and Other Personal Benefits

We provide a limited number of perquisites and other personal benefits to our employees (including our NEOs), which are described below:

- One of our largest employee locations is in Tennessee, which has no state income tax. Due to the frequency of travel between our corporate offices and other locations, employees often incur nonresident state taxes in multiple states. Therefore, when any employee travels to other company locations outside of his or her primary state of employment and incurs state income tax based on another state's law, we pay the non-resident state taxes and provide a tax gross-up on this amount. Prior to 2019, the gross-up only included FICA and Medicare taxes since state taxes were deductible on federal returns; however, given the $10,000 limit on deductibility of state taxes imposed by the Tax Cuts and Jobs Act, we made the decision to cover federal taxes as part of the gross-up beginning in 2019.

- The company has entered into an aircraft time-sharing agreement with Mr. McKenney, pursuant to which he agrees to reimburse the company for the costs of his personal use of the corporate aircraft. During 2021, Mr. McKenney had no personal use of the corporate aircraft.

- A tax gross-up is provided to employees who incur income on company-sponsored events where attendance is expected, including a limited number of events we host each year to recognize the contributions of various employees. These functions serve specific business purposes, and in some cases the attendance of a NEO and his or her spouse or guest is expected. If so, we attribute income to the NEO for these costs when required under Internal Revenue Service regulations. For more information, see the "All Other Compensation" table on page 84.

In early 2022, following a review of peer company and broader market practices, the Committee modified the corporate aircraft arrangement with our CEO to allow him 20 hours of personal use of the corporate aircraft paid by the company. This will allow effective use of Mr. McKenney's time, given the company's locations and distance from major commercial airports. Additionally, this enables him to work more productively on confidential and sensitive matters while traveling. Income will be imputed to him for this usage and he will be responsible for the taxes (i.e., the amount will not be grossed-up for taxes). If Mr. McKenney wishes to use the aircraft more than 20 hours each year, he would need to use his time-sharing arrangement (see above) in which he reimburses the company.

Additionally, the Committee approved executive financial counseling and tax planning services for our U.S.-based executive vice presidents and above, which includes all of our NEOs. While the company provides financial planning services to all employees, we are providing additional services to executives due to the amount of pay they have at risk and other complexities of their compensation packages.

Retirement and Workplace Benefits

We provide a benefits package for employees (including our NEOs) and their dependents, portions of which are paid for, in whole or in part, by the employee. Among the retirement benefits we offer are:

The Unum Group 401(k) Retirement Plan

On January 1, 2014, Unum froze its defined benefit pension plans to any future service and accruals as of December 31, 2013, and enhanced their defined contribution retirement offering. This enhancement included: (1) a noncontributory tax-qualified defined contribution for all regular U.S. employees who meet eligibility requirements and are generally scheduled to work at least 1,000 hours per year, the contribution of which is offered within the existing tax-qualified 401(k) retirement plan (401(k) Plan), and (2) a separate, non-qualified defined contribution plan (Non-Qualified Plan) for employees whose benefits under the tax-qualified plan are limited by the Code. New hires are automatically enrolled in the qualified 401(k) Plan at a 5% deferral rate 45 days after hire but are able to make adjustments to their deferral rate. Base pay and annual incentives are included in covered earnings for these defined contribution plans, but long-term incentive awards are not. Unum provides the following contributions:

- A 5% match contribution (for elected deferrals provided through the 401(k) and Non-Qualified Plans); and
- A 4.5% contribution (provided through the 401(k) and Non-Qualified Plans).

Other Workplace Benefits

 **Insurance:** medical, pharmacy, dental, vision, life, short- and long-term disability, voluntary products (whole life, hospital indemnity, critical illness, accident)

 **Programs:** preventive services, telehealth services, family building resources, back-up child care services

 **Accounts:** healthcare and dependent reimbursement accounts, Health Savings Account

 **Paid Time Away:** paid time off, paid holidays, parental and caregiver leave

 **Financial Resources:** financial planning resources, employee stock purchase plan, student debt relief, tuition assistance

 **Health and Wellness:** onsite & virtual fitness memberships, health resource centers, digital behavioral health support, employee assistance program, subsidized healthy food options in home office locations

 **Other:** matching gifts program for charitable contributions

In April 2018, we purchased corporate owned life insurance (COLI) on all officers who gave their approval. In the event of a covered officer's death while still employed, we will provide a death benefit to the officer's beneficiary in the amount of $200,000. In the event of a covered officer's death while no longer employed, we will provide a death benefit to the officer's beneficiary in the amount of $50,000. Each of the NEOs, other than Mr. Bhasin, is covered under the policy.

Pension Benefits

The Unum Group Pension Plan (the Qualified Plan) and the Unum Group Supplemental Pension Plan (the Excess Plan) were frozen on December 31, 2013. Benefits earned under these plans have been determined based on service and eligible earnings through December 31, 2013. NEOs hired prior to this date and who met the participation requirements at the freeze date participated in both the Unum Group Pension and Supplemental Pension Plans. Benefits earned before the freeze will be paid to employees under the terms of the plans as they terminate employment or retire. Generally, employees who terminate employment are eligible to elect to start receiving benefits under the pension plans as early as age 55 but no later than age 65.

FROZEN DEFINED BENEFIT PLANS

Unum Group Pension Plan (Qualified Plan)
Provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Code. The Qualified Plan was designed to provide tax-qualified pension benefits for most employees. On June 12, 2013, the Human Capital Committee approved a change to the terms of the Qualified Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Unum Group Supplemental Pension Plan (Excess Plan)
Provides unfunded, non-qualified benefits for compensation that exceeds the Code limits applicable to the Qualified Plan. On June 12, 2013, the Human Capital Committee approved a change to the terms of the Excess Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Plan Descriptions

Following are details of how each of the frozen pension plan benefits are calculated. These formulas incorporate base pay received in each plan year during which the employee accrued credited service through December 31, 2013, and payments received from the regular Annual Incentive Plan and any field or sales compensation plans through that date. Not included are other bonuses, long-term incentive awards, commissions, prizes, awards, or allowances for incidentals.

QUALIFIED PLAN

In calculating the basic pension benefits in the Qualified Plan, three criteria are used:

FROZEN QUALIFIED PLAN CRITERIA

Credited service
Measures of the time individuals are employed at the company. One year of credited service is granted for each plan year in which 1,000 hours of employment are completed. No additional credited service will accrue to any participant after December 31, 2013.

Highest average earnings
The average of the highest five years of compensation (whether or not consecutive) during the earlier of the last 10 years of employment or as of the date the plan was frozen on December 31, 2013.

Social Security covered compensation
The average of the taxable wage bases in effect for each calendar year during the 35-year period ending when the plan was frozen on December 31, 2013.

The basic benefit is provided as an annual single life annuity and is calculated as follows:

(**%** of highest average earnings(1) **x** **YEARS** of service) **+** (**3.5%** of highest average earnings in excess of Social Security covered compensation **x** **YEARS** of credited service)

divided by

Conversion factor based on retirement commencement age(2)

= **QUALIFIED PLAN BASIC BENEFIT**

(1) Can range from 3%, if the sum of an employee's age and years of credited service is less than 30, to 8%, if the sum equals or exceeds 95.

(2) Equal to 9.0 for retirement at age 65 and increased by 0.2 for each whole year retirement occurs prior to age 65.

All frozen pension benefits are indexed on the first day of each plan year (January 1st) following December 31, 2013 using the National Average Wage rate of increase published by the Social Security Administration in the preceding year (minimum of 2.75% and maximum of 5%). As of January 2017, the retirement benefits are indexed using the Internal Revenue Service regulations.

Benefits provided under the Qualified Plan are based on pensionable earnings through December 31, 2013 up to the 2013 compensation limit of $255,000 under the Code. In addition, as of 2021, benefits may not exceed $230,000 (payable as a single life annuity beginning at any age from 62 through Social Security Normal Retirement Age) under the Code.

EXCESS PLAN

As described above in the Frozen Defined Benefit Plans table, the Excess Plan disregards the annual benefit limit under Section 415 of the Code. The Excess Plan takes into account pension benefits outside of the Qualified Plan and is calculated as follows:

PAYMENT THAT WOULD HAVE BEEN PROVIDED *under the Qualified Plan if IRS compensation limit did not exist* **−** **PAYMENT ACTUALLY PROVIDED** *under the Qualified Plan* **=** **EXCESS PLAN BENEFIT**

RETIREMENT AGE

Participants in the pension plans outlined above are eligible to retire as early as age 55. Under the Qualified Plan, participants may retire early at age 55 with five years of vesting service. Under the Excess Plan, generally participants can retire at the later of age 60 or termination. However, if a participant begins receiving a benefit prior to the normal retirement age of 65, the normal retirement benefit will be reduced based on the applicable early reduction factors defined in the plan. The benefit formulas for the Qualified and Excess Plans are shown above.

Compensation Committee Report

The Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

2021 Human Capital Committee

Cynthia L. Egan, Chair

Theodore H. Bunting, Jr.

Kevin T. Kabat

Ronald P. O'Hanley

Compensation Tables

2021 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard P. McKenney							
President and Chief Executive Officer, and a Director	2021	1,050,000	3,750,010 [1]	4,263,000 [2]	— [3]	286,670 [4]	9,349,680
	2020	1,078,846 [5]	9,906,877 [6]	1,812,462	167,000	293,553	13,258,738
	2019	1,000,000	6,420,903 [7]	1,710,000	161,000	435,283	9,727,186
Steven A. Zabel							
Executive Vice President, Chief Financial Officer	2021	620,192	600,005 [1]	1,214,930 [2]	— [3]	128,138 [4]	2,563,265
	2020	617,308 [5]	938,550 [6]	597,554	—	120,050	2,273,462
	2019	456,308	280,159 [7]	410,335	—	73,235	1,220,037
Michael Q. Simonds							
Executive Vice President, Chief Operating Officer	2021	700,000	847,470 [1]	1,550,850 [2]	— [3]	144,113 [4]	3,242,433
	2020	718,846 [5]	2,114,113 [6]	735,785	368,000	139,885	4,076,629
	2019	634,817	1,261,822 [7]	628,469	340,000	143,048	3,008,156
Lisa G. Iglesias							
Executive Vice President, General Counsel	2021	550,000	371,253 [1]	798,518 [2]	— [3]	103,624 [4]	1,823,395
	2020	571,154 [5]	1,118,060 [6]	434,077	—	109,804	2,233,095
	2019	544,277	780,971 [7]	465,357	—	112,906	1,903,511
Puneet Bhasin							
Executive Vice President, Chief Information and Digital Officer	2021	540,000	337,498 [1]	803,925 [2]	— [3]	94,061 [4]	1,775,484

(1) These amounts reflect the value of PBRSUs granted on March 1, 2021 for performance in 2020 (see page 63 for details). See Note 11 ("Stock-Based Compensation") to our consolidated financial statements in our 2021 Form 10-K for additional information about the company's accounting for share-based compensation arrangements. The grant date fair value of the PBRSUs was calculated in accordance with ASC 718 as the number of units multiplied by the closing market price of $27.20 on the grant date.

(2) These amounts reflect both annual and long-term incentive awards. The annual incentive awards were paid in March 2022 for performance in 2021 and are discussed in further detail beginning on page 62. The long-term incentive awards consist of cash success units (CSUs) which were granted in 2020 under the one-time Success Incentive Plan (SIP). One-third of the CSUs vested at the end of the first performance period, on December 31, 2021. As a result, our NEOs received the following amounts upon settlement of the vested CSUs: $1,617,000 for Mr. McKenney; $277,200 for Mr. Zabel; $404,250 for Mr. Simonds; $171,518 for Ms. Iglesias and $155,925 for Mr. Bhasin. Details on the SIP award vesting can be found on page 66.

(3) The amounts shown reflect the actuarial present value increases from December 31, 2020 through December 31, 2021. Pension values may fluctuate from year-to-year depending on a number of factors, including age at benefit commencement and the

assumptions used to determine the present value, such as the discount rate and mortality rate. The assumptions used by the company in calculating the change in pension value are described beginning on page 88 and are consistent with those set forth in Note 9 of our Consolidated Financial Statements in Part II, Item 8 of our 2021 Form 10-K, except as otherwise provided in footnotes to the "Pension Benefits" table on page 88. The actual change in present value of accumulated benefits was ($2,000) and ($11,000) for Mr. McKenney's Qualified and Excess Plan benefits, respectively, and ($17,000) and ($23,000) for Mr. Simonds' Qualified and Excess Plan Benefits, respectively. The increase in discount rate more than offset the increase due to the passage of time.

(4) "All Other Compensation" amounts are set forth in the following table.

2021 ALL OTHER COMPENSATION

	McKenney ($)	Zabel ($)	Simonds ($)	Iglesias ($)	Bhasin ($)
Matching Gifts Program[a]	10,000	10,000	7,492	10,000	—
Company Matching Contributions Under our Qualified and Non-Qualified Defined Contribution Retirement Plan[b]	143,123	60,887	71,789	49,204	48,178
Company Contributions to the Qualified and Non-Qualified Defined Contribution Retirement Plan[c]	128,811	54,799	64,610	44,283	43,360
Non-Resident State Taxes[d]	2,872	1,487	121	83	1,530
Tax Reimbursement Payments[e]	1,864	965	78	54	993
Company Meeting - Gift Card[f]	—	—	23	—	—
Total All Other Compensation	**$286,670**	**$128,138**	**$144,113**	**$103,624**	**$94,061**

(a) Amounts represent those provided through our Matching Gifts Program, available to all full-time employees and non-employee directors. During 2021, the company matched eligible gifts from a minimum of $50 to an aggregate maximum gift of $10,000 per employee. Amounts listed only represent company matching gifts made to qualified non-profit organizations and educational institutions on behalf of the NEOs, and do not represent total charitable contributions made by them during the year. Additionally, all full-time employees and non-employee directors were eligible to make a Unum Political Action Committee (PAC) contribution. For those who chose to make a contribution to the Unum PAC and take advantage of the matching contribution feature, the company will make a matching contribution to the qualifying charity of the employee's choice up to the $10,000 matching gift limit in the following year. Therefore, if an NEO elected a match for their 2020 Unum PAC contributions, the matching gift was made in 2021 and is reflected in this amount.

(b) Amounts represent the aggregate matching contributions into our 401(k) Plan as well as matching contributions into our Non-Qualified Plan. Matching contributions under our 401(k) Plan are provided to all eligible employees participating in the plan as described beginning on page 79 in the "Retirement and Workplace Benefits" section. Matching contributions under our Non-Qualified Plan are provided to eligible officers participating in the plan, which is also described beginning on page 79. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2021 under both the 401(k) Plan and Non-Qualified Plan.

(c) These amounts represent the aggregate of company contributions under our 401(k) and Non-Qualified Plans as described beginning on page 79 in the "Retirement and Workplace Benefits" section. Full-time employees with one year of service with the company receive 4.5% of their salary and annual incentive contributed into their 401(k) Plan.

(d) Many of our employees are required to travel to other company locations outside of their primary state of employment. While working in a state other than their primary state of employment, employees may become subject to state income taxes in that state if days worked or earnings accrued exceed an amount specified under state law. When this happens, we pay the state income tax on behalf of those employees (including our NEOs) and gross up the income amount for taxes (gross ups on these amounts are included in "Tax Reimbursement Payments"). The employee remains responsible for any taxes they would have incurred had they worked only in their primary state of employment.

(e) Amounts represent tax payments made by us on behalf of each NEO relating to Non-Resident State Taxes. As disclosed on page 78, given the changes with the Tax Cuts and Jobs Act, the Non-Resident State Taxes now includes a federal tax gross up in addition to the FICA and Medicare.

(f) During 2021, Mr. Simonds received a gift card as part of his attendance at a business meeting.

(5) There were 27 pay periods during 2020; therefore, the amount shown is higher than annual base salary for each of the NEOs.

(6) These awards were comprised of performance share units (PSUs), performance-based restricted stock units (PBRSUs) and stock success units (SSUs). SSUs were granted under the one-time SIP awards in 2020. Beginning with the March 2021 long-term incentive grants, cash incentive units (CIUs) replaced the prior PSU awards. Since CIUs are tracked and denominated in cash, these awards are no longer reported in the "Stock Awards" column and will only be reported in the Summary Compensation Table under the "Non-Equity Incentive Plan Compensation" column at the time of vesting. For further details on CIUs granted in 2021, see page 62.

(7) These awards were comprised of performance share units (PSUs) and performance-based restricted stock units (PBRSUs).

2021 Grants of Plan-Based Awards

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			All Other Stock Awards (Number of Shares of Stock or Units) (#)[1]	Grant Date Fair Value of Stock Awards ($)
	Threshold	*Target*	*Max*		
McKenney					
	551,250	2,205,000	4,134,375 [2]		
3/1/2021		3,750,000	7,500,000 [3]		
3/1/2021				137,868	3,750,010 [4]
Zabel					
	186,058	744,230	1,395,431 [2]		
3/1/2021		600,000	1,200,000 [3]		
3/1/2021				22,059	600,005 [4]
Simonds					
	227,500	910,000	1,706,250 [2]		
3/1/2021		847,459	1,694,918 [3]		
3/1/2021				31,157	847,470 [4]
Iglesias					
	130,625	522,500	979,688 [2]		
3/1/2021		371,250	742,500 [3]		
3/1/2021				13,649	371,253 [4]
Bhasin					
	135,000	540,000	1,012,500 [2]		
3/1/2021		337,500	675,000 [3]		
3/1/2021				12,408	337,498 [4]

(1) Performance-based restricted stock units (PBRSUs) were granted on March 1, 2021 under the Stock Incentive Plan of 2017. Details are provided in the "Long-Term Incentive Awards Granted in 2021" table and related footnotes beginning on page 63.

(2) These amounts reflect the threshold, target, and maximum award under the Annual Incentive Plan. For the Annual Incentive Plan, the threshold is 25% of the amount shown in the "Target" column and reflects the payout that would have been earned based on threshold achievement of each of the performance measures. Target amounts are based on the individuals' earnings for 2021 and their annual incentive target. The maximum award is 187.5% of such target (150% plan maximum multiplied by 125% individual maximum).

(3) These amounts reflect the target and maximum award for the cash incentive units (CIUs) awarded under the Long-Term Incentive plan. The actual amount that will be issued will be determined based on the achievement of the three-year performance goals (2021-2023), modified by relative TSR, as described in further detail in the "Long-Term Incentive" section beginning on page 62.

(4) The grant date fair value of the PBRSUs granted on March 1, 2021 was calculated as the number of units multiplied by the closing market price of $27.20 on the grant date.

2021 Outstanding Equity Awards at Fiscal Year-End

	STOCK AWARDS			
	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3]
	(#)	($)	(#)	($)
McKenney	386,036	9,484,905	136,637	3,357,171
Zabel	42,139	1,035,355	15,479	380,319
Simonds	86,321	2,120,907	26,426	649,287
Iglesias	41,429	1,017,911	15,927	391,326
Bhasin	32,212	791,449	15,484	380,442

(1) The amounts in the "Number of Shares or Units of Stock That Have Not Vested" column represent the aggregate value of performance-based restricted stock units (PBRSUs), including dividend equivalents as applicable, and stock success units (SSUs) based on the closing price of $24.57 on December 31, 2021, the last trading day of the year. Beginning with the 2020 grants, dividends are accrued in cash and paid at the same time that the underlying PBRSUs and SSUs vest. As of December 31, 2021, our NEOs had the following amounts (rounded) of accrued cash dividends on their outstanding PBRSUs and SSUs: $609,305 for Mr. McKenney; $67,119 for Mr. Zabel; $133,449 for Mr. Simonds; $66,249 for Ms. Iglesias and $53,787 for Mr. Bhasin.

(2) This column reflects PSU awards that were granted on March 1, 2020. They vest at the end of the respective performance period, subject to the level of achievement of applicable performance targets. In accordance with Instruction 3 to Regulation S-K Item 402(f)(2), the values for these awards in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" and the "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" columns are reported at target levels since the company's performance and relative TSR for 2020 awards were below target. Actual shares to be issued under PSUs granted in connection with the 2020-2022 performance periods are not yet determinable and may differ from the performance level required to be disclosed in this table. The PSUs that were granted in 2019 (for the 2019-2021 performance period) vested on December 31, 2021 and are shown in the "2021 Option Exercises and Stock Vested" table.

(3) The amounts in this column represent the aggregate value of PSUs based on the closing price of $24.57 on December 31, 2021, the last trading day of the year. Dividends are accrued in cash and paid at the same time that the underlying PSUs vest. As of December 31, 2021, our NEOs had the following amounts (rounded) of accrued cash dividends on their 2020 outstanding PSU grant: $276,690 for Mr. McKenney; $31,345 for Mr. Zabel; $53,513 for Mr. Simonds; $32,252 for Ms. Iglesias; and $31,355 for Mr. Bhasin.

Vesting Schedule for Unvested Restricted Stock Units

		Number of Units Vesting				
Vesting Date	**Grant Date**	**McKenney**	**Zabel**	**Simonds**	**Iglesias**	**Bhasin**
March 1, 2022 [1]	3/1/2019	31,753	2,119	6,240	3,862	3,149
March 1, 2022	3/1/2020	45,090	5,108	8,721	5,256	5,110
March 1, 2022	3/1/2021	45,496	7,279	10,281	4,504	4,094
March 1, 2023	3/1/2020	46,458	5,263	8,985	5,416	5,265
March 1, 2023	3/1/2021	45,496	7,279	10,282	4,504	4,095
March 1, 2024	3/1/2021	46,876	7,501	10,594	4,641	4,219
August 24, 2026 [2]	8/24/2020	124,867	7,590	31,217	13,245	6,280
Total		**386,036**	**42,139**	**86,320**	**41,428**	**32,212**

(1) These PBRSUs include dividend equivalents earned through December 31, 2021. Beginning with the March 1, 2020 grant, dividend equivalents accrue and settle in cash to the extent that the underlying PBRSUs and SSUs vest.

(2) These SSUs are eligible for accelerated vesting after three- and five-year performance periods, in each case conditioned upon achievement of the performance hurdles during the applicable performance period. See the details of the Success Incentive Plan on page 62 of our 2021 Proxy Statement.

2021 Option Exercises and Stock Vested

	Option Awards		Stock Awards [1]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting [2] (#)	Value Realized on Vesting [3][4] ($)
McKenney	39,760	52,086	222,019	5,835,011
Zabel	—	—	13,071	353,460
Simonds	—	—	46,133	1,215,777
Iglesias	—	—	25,395	669,921
Bhasin	—	—	20,974	565,773

(1) Reflects the PBRSUs, PSUs and SSUs that vested during 2021.

(2) Includes the total number of unrestricted shares acquired upon the vesting of PBRSUs, PSUs and SSUs. Accrued dividend equivalents were reinvested into additional restricted stock units for grants prior to March 1, 2020, which are included in the "Number of Shares Acquired on Vesting" column. A portion of these shares were withheld to cover taxes due upon vesting.

(3) Beginning with March 1, 2020 grants, dividends are accrued in cash and paid at the same time that the underlying PBRSUs and SSUs vest. During 2021, our NEOs had the following amounts (rounded) of accrued cash dividends on their vested PBRSUs and SSUs: $115,184 for Mr. McKenney; $11,262 for Mr. Zabel; $32,311 for Mr. Simonds; $15,482 for Ms. Iglesias and $10,325 for Mr. Bhasin. Accrued cash dividends were distributed on March 1, 2021 for the PBRSUs and February 18, 2022 for the SSUs, respectively, and are included in the "Value Realized on Vesting" column. Prior to the distribution of the vested SSU awards, the first quarter 2022 dividend was paid in February 2022 and was due on the SSUs which had vested on December 31, 2021. Therefore, the following amounts were included in the distributions of the SSUs: $18,450 for Mr. McKenney, $1,121 for Mr. Zabel; $4,613 for Mr. Simonds; $1,957 for Ms. Iglesias and $928 for Mr. Bhasin. These February 2022 amounts were excluded from the "Value Realized on Vesting" column above since they were earned after the vesting date of the SSUs.

(4) PBRSUs were multiplied by the closing stock price on the vesting date, March 1, 2021. PSUs that were granted in 2019 (for the 2019-2021 performance period) and one-third of the SSUs that were granted in 2020 vested on December 31, 2021. They were multiplied by the closing stock price of $24.57 on December 31, 2021. PSUs and SSUs were distributed on February 18, 2022 on which date the closing stock price was $28.82 per share.

Current Value of Pension Benefits

Pension benefits payable to each NEO are summarized in the following table:

PENSION BENEFITS

	Plan Name	Number of Years of Credited Service[2] (#)	Present Value of Accumulated Benefits[3] ($)	Payments During Last Fiscal Year ($)
McKenney	Qualified	4.42	149,000	—
	Excess	4.42	814,000	—
Zabel[1]	Qualified	—	—	—
	Excess	—	—	—
Simonds	Qualified	16.25	778,000	—
	Excess	16.25	1,032,000	—
Iglesias[1]	Qualified	—	—	—
	Excess	—	—	—
Bhasin[1]	Qualified	—	—	—
	Excess	—	—	—

(1) No amounts are shown for Messrs. Zabel and Bhasin and Ms. Iglesias because the plans were frozen to further accruals on December 31, 2013, before their eligibility and/or employment began.

(2) All calculations utilize credited service and pensionable earnings as of the pension freeze date, December 31, 2013. Therefore the credited service shown reflects service through December 31, 2013. While all named executives have continued in service through the December 31, 2021 measurement date, no additional pensionable earnings or credited service have been accrued following the freeze date.

(3) The "Present Value of Accumulated Benefits" is based upon a measurement date of December 31, 2021, which is the same measurement date used for financial statement reporting purposes for the company's audited financial statements as found in Note 9 to the Consolidated Financial Statements contained in the company's 2021 Form 10-K. All calculations utilize the following assumptions:

- Retirement Age: Assumes age 65.
- Discount Rate: 3.10%
- Salary Increase Rate: Not applicable.
- Social Security Indexing Rate: 3.5% to index the Qualified and Excess Plan benefits from the measurement date to commencement date.
- Pension Increase Rate: Not applicable.
- Pre-Retirement Decrements: None.
- Post-Retirement Mortality Table: Pri-2012 Mortality Tables projected using fully generational Scale MP-2020.

Non-Qualified Deferred Compensation

We have one active non-qualified defined contribution plan (Non-Qualified Plan) that allows for deferrals of compensation by our NEOs.

NON-QUALIFIED DEFERRED COMPENSATION

	Plan	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY[3] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[4] ($)
McKenney	Non-Qualified DC	128,623	244,384	734,596	—	4,514,480
Zabel	Non-Qualified DC	46,387	88,136	44,666	—	393,370
Simonds	Non-Qualified DC	57,289	108,850	293,936	—	1,744,452
Iglesias	Non-Qualified DC	138,815	65,937	166,644	—	1,512,219
Bhasin	Non-Qualified DC	67,355	63,988	3,776	—	659,352

(1) These amounts are included in the Summary Compensation Table in the "Salary" and "Non-Equity Incentive Plan Compensation" columns for 2021 for each NEO.

(2) These amounts represent company contributions through our Non-Qualified Plan, as described in the "Retirement and Workplace Benefits" section beginning on page 79. The amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2021 for each NEO.

(3) These amounts were not included in the Summary Compensation Table because investment earnings were not preferential or above market. The investment options under the non-qualified retirement plans are the same choices available to all employees that are eligible to participate in the 401(k) Plan and NEOs do not receive preferential earnings on their investments.

(4) This column includes the following amounts that were reported in prior years' Summary Compensation Tables in the "Salary," "Non-Equity Incentive Plan Compensation," or "All Other Compensation" columns, as applicable, to the extent that the NEO was a NEO at the time: $2,292,880 for Mr. McKenney; $124,594 for Mr. Zabel; $937,583 for Mr. Simonds; and $842,125 for Ms. Iglesias. Mr. Bhasin's balance in the Non-qualified DC plan was $524,233 at December 31, 2020, which is included in the aggregate balance at December 31, 2021.

Post-Employment Compensation

The discussion below outlines estimated benefits payable to our NEOs under various termination scenarios as of December 31, 2021.

The following terminology will be used throughout the discussion of the various termination scenarios:

TERMINATION DEFINITIONS

Termination with cause
One or more of the following factors is present: the failure to substantially perform duties; the willful engagement in illegal conduct or gross misconduct harmful to the company; or the conviction of a felony (or plea of "guilty" or "no contest").

Termination without cause
One or more of the following factors is present: poor performance, other than for misconduct or cause (as defined above); job elimination; job requalification; or the decision to fill the position with a different resource consistent with the direction of the company.

Resignation for good reason
One or more of the following events have preceded the resignation of the NEO: assignment to a position inconsistent with his or her existing position or any other action that diminishes such position; reduction of his or her base salary or annual incentive target; failure to continue any material employee benefit or compensation plan in which he or she participates; or relocation to an office more than 50 miles from his or her location.

Change in control
A change in control occurs when one of the following situations exists: (a) the incumbent directors at the beginning of any two-year period cease to constitute a majority of the Board during such period; (b) an entity acquires 20% of our voting stock (30% in some instances); (c) we consummate certain transactions such as a merger or disposition of substantially all of our assets; or (d) shareholders approve a plan of liquidation or distribution.

In the event of any termination of employment, each NEO would receive benefits to which he or she is entitled, including any unpaid base salary through the date of termination, accrued vacation, and accrued benefits under the retirement plans.

Severance and Change in Control Arrangements

We have the following severance and change in control contracts and plans covering the NEOs.

SEVERANCE BENEFITS

The company provides severance benefits to all employees (including our NEOs) in the event of involuntary termination, other than for death, disability or cause. In general, we provide severance in order to give our employees competitive benefits with respect to the possibility of an involuntary termination of their employment.

Pursuant to arrangements more fully described in the next section, severance benefits would be provided to the NEOs as follows: (1) to Mr. McKenney under a severance agreement dated effective as of April 1, 2015, and (2) to the other NEOs under our Separation Pay Plan for Executive Vice Presidents and applicable change in control severance agreements.

When termination of employment is accompanied by severance payments, the former executive is required to release claims he or she may have against us, and to provide us with certain confidentiality, non-solicitation, non-competition, and non-disparagement covenants. We also agree to indemnify the former executive for certain actions taken on the company's behalf during his or her employment.

CHANGE IN CONTROL AGREEMENTS

Each NEO, other than Mr. McKenney, is covered by a standalone change in control severance agreement with the company. These agreements provide an enhanced severance benefit in the event of a termination following a change in control. This ensures the covered executives remain focused during the critical times before and after a major corporate transaction, regardless of any uncertainty with respect to their future employment.

None of the NEOs have an excise tax gross-up provision in their agreements.

As indicated above, change in control benefits are available to Mr. McKenney under his severance agreement. Mr. McKenney's agreement specifically addresses post-employment payments, including in the event of a termination of employment in connection with a change in control.

In the event of termination within two years following the occurrence of a change in control, our NEOs (including Mr. McKenney) would receive the following benefits under their respective agreements:

- A multiple of the sum of base salary and annual incentive, which for Mr. McKenney is three times the sum of his annual base salary and the average of the annual incentive paid to him in the three years prior to the date of termination, and for the other NEOs is two times the sum of his or her annual base salary and annual incentive (the greater of the current year target or the prior year annual incentive paid);

- Prorated annual incentive through the date of termination of employment, which for Mr. McKenney is based on the average of the annual incentive paid to him in the three most recent calendar years, and for the other NEOs is based on the greater of the current year target or the prior year annual incentive paid;

- Health and welfare benefits, which for Mr. McKenney are provided for up to three years, and for the other NEOs are provided for up to two years;

- Outplacement services (20% of base salary, maximum of $50,000); and

- Accelerated vesting of unvested CIUs, CSUs and equity awards (including SSUs) that were assumed upon the change in control, but only if the termination of employment was due to death or disability, by the company without cause, or by the executive for good reason, provided that PSUs would be deemed earned at target performance. The date of a change in control shall be deemed the last day of the performance period solely for the purpose of calculating performance for CIUs.

Notwithstanding the above, the change in control payments would be reduced if the reduction would result in greater after-tax proceeds to the executive absent the reduction. Otherwise, the executive would receive the above payments and be responsible for paying any excise tax imposed on the payments.

TERMINATIONS NOT RELATED TO A CHANGE IN CONTROL

There are instances in which a NEO's employment may be terminated that does not involve a change in control. The company may terminate for cause or without cause. Additionally, termination of employment may occur upon a NEO's voluntary resignation, retirement, death, or becoming disabled.

In the event of the death, disability or retirement (if eligible) of a NEO, all of the NEO's unvested PBRSUs would vest. In the event of termination of employment as a result of job elimination or requalification (or, in the case of Mr. McKenney, resignation for good reason), the NEOs would vest in a pro-rata portion of earned PSUs and CIUs and in the event of termination of employment as a result of death, disability, or retirement, the NEOs would vest in earned PSUs and CIUs, in each case on the date that such awards would otherwise be settled based on actual performance. However, to the extent necessary to avoid the imposition of penalty taxes under Code Section 409A, stock would not be distributed until at least six months after the date of termination.

NEOs receive additional benefits depending upon the termination scenario as outlined in the following table:

TERMINATION BENEFITS AVAILABLE TO CEO AND OTHER NEOs UNDER NON-CHANGE IN CONTROL SCENARIOS

Benefits Received	Termination for Cause or Voluntary Resignation	Termination Without Cause or Resignation with Good Reason*	Disability	Death	Retirement
Severance [1]		CEO, NEOs			
Prorated Annual Incentive [2]		CEO	CEO, NEOs	CEO, NEOs	If Retirement Eligible
Early Vesting of LTI [3][4]		CEO	CEO, NEOs	CEO, NEOs	If Retirement Eligible
Benefit Continuation [5]		CEO			
Outplacement Services [6]		CEO, NEOs			
Disability Benefits [7]			CEO, NEOs		
Group Life Ins. Benefits [8]				CEO, NEOs	
Corporate Owned Life Ins. [8]				NEOs who gave approval	

* Mr. McKenney is the only NEO entitled to benefits in the event of a resignation for good reason absent a change in control.

(1) If Mr. McKenney is terminated without cause or resigns with Good Reason, he will receive severance of two times the sum of his annual base salary and the average of the annual incentive paid to him in the three years prior to the date of termination. Other NEOs who are terminated without cause will receive 18 months of base salary. See the following table for termination benefits related to a change in control.

(2) Annual incentive will be prorated based on the date of termination of employment. For all NEOs other than Mr. McKenney, the NEO will be eligible for prorated annual incentive in the event of death, disability, or retirement (if eligible) only if such termination occurs on or after the last pay period in June.

(3) If Mr. McKenney is terminated without cause or resigns for Good Reason, a prorated portion of his unvested PBRSUs will accelerate vesting under the terms of the award agreements. Additionally, he would be eligible to receive a prorated portion of unvested PSUs and CIUs based on actual performance at the end of the three-year performance cycle.

(4) For all NEOs, absent a change in control, in the event of death, disability, or retirement (if eligible), their unvested PBRSUs will accelerate. Additionally, they would be eligible to receive any unvested PSUs and CIUs based on actual performance at the end of the three-year performance cycle. Absent a change in control, all unvested CSUs and SSUs would be forfeited.

(5) If Mr. McKenney is terminated without cause or resigns with Good Reason, he will receive health and welfare benefits for up to two years.

(6) Outplacement services are capped at 20% of base salary (up to a maximum of $50,000).

(7) Monthly benefits from the company's long-term disability plan until the earlier of age 65 or death.

(8) Group life insurance benefits are $50,000 for each full-time employee. Corporate owned life insurance (COLI) benefits are applicable for each NEO who was eligible at the time of purchase and gave their approval. The beneficiary (as defined in the policy) will receive $200,000 if the NEO is an active employee at death, or $50,000 if the NEO is not an active employee at death.

TERMINATION PAYMENTS

Termination payments are provided to NEOs as outlined in the following table and vary with the circumstances under which the termination occurs. In the event of termination as a result of death, payments will be made to the named executive officer's beneficiary.

Consistent with SEC requirements, all termination scenarios in the table below assume a termination date of December 31, 2021. Accordingly, all calculations in the following table were made using the closing market price of our common stock as of December 31, 2021 ($24.57 per share). We have excluded amounts received as an annuity under our retirement plans. The amounts shown in the table also do not include distributions of plan balances under the Non-Qualified Plan. Those amounts are shown in the "Non-Qualified Deferred Compensation" table on page 89.

The amounts in the following table are hypothetical based on the rules of the SEC. Actual payments depend on the circumstances and timing of any termination. The information provided in this table constitutes forward-looking statements for purposes of the Private Litigation Securities Reform Act of 1995.

TERMINATION TABLE

Termination Scenario	McKenney ($)	Zabel ($)	Simonds ($)	Iglesias ($)	Bhasin ($)
Termination for Cause or Voluntary Resignation					
	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —
Termination Without Cause or Resignation with Good Reason (CEO)					
Severance	5,714,975	937,500	1,050,000	825,000	810,000
Prorated Annual Incentive[1]	1,807,487	—	—	—	—
Early Vesting of Long-Term Incentive[2]	7,972,185	—	—	—	—
Benefit Continuation	89,973	—	—	—	—
Outplacement Services	50,000	50,000	50,000	50,000	50,000
Total	$ 15,634,620	$ 987,500	$ 1,100,000	$ 875,000	$ 860,000
Disability					
Prorated Annual Incentive[1][3]	1,807,487	937,730	1,146,600	627,000	648,000
Early Vesting of Long-Term Incentive[4]	14,228,406	1,916,609	2,992,192	1,534,287	1,431,096
Disability Benefits	297,600	290,833	395,315	222,960	148,952
Total	$ 16,333,493	$ 3,145,172	$ 4,534,107	$ 2,384,247	$ 2,228,048
Death					
Prorated Annual Incentive[1][3]	1,807,487	937,730	1,146,600	627,000	648,000
Early Vesting of Long-Term Incentive[4]	14,228,406	1,916,609	2,992,192	1,534,287	1,431,096
Group Life Ins. Benefits	50,000	50,000	50,000	50,000	50,000
Corporate Owned Life Ins.	200,000	200,000	200,000	200,000	—
Total	$ 16,285,893	$ 3,104,339	$ 4,388,792	$ 2,411,287	$ 2,129,096
Termination Related to a Change in Control					
Severance	8,572,462	2,750,000	3,220,000	2,145,000	2,160,000
Prorated Annual Incentive[1][3]	1,807,487	750,000	910,000	522,500	540,000
Early Vesting of Long-Term Incentive	20,761,070	2,676,939	4,625,364	2,227,220	1,911,108
Benefit Continuation	130,459	79,353	98,602	101,791	101,791
Outplacement Services	50,000	50,000	50,000	50,000	50,000
DC Enhancement[5]	258,000	—	129,000	—	—
280G Cut-back[6]	(4,322,043)	—	(915,390)	—	—
Total	$ 27,257,435	$ 6,306,292	$ 8,117,576	$ 5,046,511	$ 4,762,899
Retirement[7]					
	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —

(1) In these scenarios, per the terms of Mr. McKenney's severance agreement, he would be entitled to a prorated annual incentive. The amount is to be calculated using the average of the annual bonuses paid for the three most-recent calendar years.

(2) In the event Mr. McKenney resigns with Good Reason, the amount shown in the table represents the value of the prorated PBRSUs and PSUs (and their related accrued cash dividends) that would vest at a market price of $24.57, the closing price of our stock on the last trading day of the year plus the prorated amount of CIUs. In the event of job elimination, the prorated early vesting of PBRSUs would be as follows: Mr. McKenney $4,167,170; Mr. Zabel $517,985; Mr. Simonds $864,201; Ms. Iglesias $459,312 and Mr. Bhasin $421,769. These NEOs would also be eligible to receive a prorated portion of their unvested PSUs and CIUs in the event of job elimination or requalification. The prorated amount would be calculated based on their termination date and the vesting of the PSUs and CIUs would be based on achievement of the prospective three-year goals, modified by relative TSR. Assuming a job elimination date of December 31, 2021, the prorated PSUs and CIUs that each NEO would be eligible to receive would be as follows: Mr. McKenney 91,091 PSUs and $1,250,000 CIUs; Mr. Zabel 10,319 PSUs and $200,000 CIUs; Mr. Simonds 17,617 PSUs and $282,486 CIUs; Ms. Iglesias 10,618 PSUs and $123,750 CIUs and Mr. Bhasin 10,323 PSUs and $112,500 CIUs. In the event of job elimination, the accrued cash dividends related to the prorated PBRSUs and PSUs for each executive would also vest.

(3) Per the terms of the Annual Incentive Plan, in the event of death or disability during the plan year, on or after the last payday of June, the participant or their beneficiary (as applicable) would receive a prorated payment based on plan results. Per the terms of the change in control severance agreements, in the event of a change in control for NEOs other than Mr. McKenney, each NEO is eligible for a prorated annual incentive based on the higher of the executive's prior year actual or the current year target bonus.

(4) The amounts reported include PBRSUs that would accelerate vesting in the event of disability, death or retirement (if eligible) plus the value of PSUs and CIUs at target. The PSUs and CIUs may be fully earned in the event of disability, death or retirement, based on the satisfaction of the performance goals. The awards would not be payable until the end of the applicable performance period. In accordance with Regulation S-K, Item 402(j), the PSUs and CIUs are reported at target levels since the company's performance and relative TSR to date for these awards is not yet determinable. Actual shares and cash to be issued under PSUs granted in connection with the awards may differ from the performance level required to be disclosed in this table.

(5) Defined Contribution (DC) enhancement is a lump sum payment representing the amount resulting from multiplying the company's non-contributory retirement plan contributions times two additional years of eligible earnings for Messrs. McKenney and Simonds.

(6) Mr. McKenney and Mr. Simonds' benefits and payments are subject to a cutback to eliminate any excise tax payable under section 4999 of the Code if the net after-tax amount that each would receive with respect to such payments or benefits exceeds the net after-tax amount Messrs. McKenney and Simonds respectively would receive if the amounts of such payments and benefits were not reduced and each paid the excise tax. In respect of a termination occurring as of December 31, 2021, both Mr. McKenney and Mr. Simonds would receive a greater benefit by having such benefits and payments reduced than by receiving such benefits and payments and paying the excise tax. The amounts included above (which reduces the total for the termination scenario) is the amount by which such payments and benefits must be reduced in order for Messrs. McKenney and Simonds to avoid paying the excise tax.

(7) None of the NEOs met the eligibility criteria for retirement status under the terms of the Annual Incentive Plan as of December 31, 2021 and therefore would not have been eligible for a prorated annual incentive payment in the event of retirement.

CEO Pay Ratio

As required by SEC rules, we are providing the following information about the ratio of the annual total compensation of our median compensated employee to the annual total compensation of our Chief Executive Officer.

The 2021 annual total compensation of the median employee as of December 31, 2021 was $68,308. The 2021 annual total compensation of Richard McKenney, our Chief Executive Officer, was $9,349,680. The ratio of these amounts (also referred to as the "CEO pay ratio") was 1-to-137.

We understand that the CEO pay ratio is intended to provide greater transparency to annual CEO pay and how it compares to the pay of the median employee on an ongoing basis. As such, we are providing a supplemental ratio that compares the pay of the median-paid employee to our CEO's regular annual pay, excluding the amount vested under the special one-time Success Incentive Plan awards (see page 66), as we believe that this supplemental ratio reflects a more representative comparison. The resulting supplemental CEO pay ratio is 1-to-113.

The CEO pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records. The SEC's rules regarding the identification of the median compensated employee and the process of calculating the pay ratio, allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the CEO pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify our median employee, we began with our active employee population of approximately 10,250 employees as of December 31, 2021 (after excluding 276 employees in Poland). For these purposes, we identified the median compensated employee using base salary or hourly wages earned during fiscal 2021 and cash bonus paid for fiscal 2021. We annualized base salary or hourly wages, as applicable, for employees who were not designated as temporary or seasonal employees but who did not work for the entire year. Using this methodology, we determined that the median compensated employee was a full-time, non-exempt employee whose accountabilities include billing and premium reconciliation, plan changes and other service requests from customers. This employee is located in the northeastern United States.

To calculate the CEO pay ratio for 2021, we identified the elements of such employee's compensation for 2021 using the same methodology applied for calculating our CEO's total compensation as reported in the Summary Compensation Table, resulting in annual total compensation of $68,308.

Equity Compensation Plan Information

The following table gives information as of December 31, 2021 about the common stock that may be issued under all of our existing equity compensation plans.

EQUITY COMPENSATION PLANS

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights [5]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Shareholders [1]	3,465,414 [3]	N/A	10,180,572 [6]
Equity Compensation Plans Not Approved by Shareholders [2]	38,090 [4]	N/A	9,855 [7]
Total	3,503,504	N/A	10,190,427

(1) Our shareholders have approved the following plans: (a) Stock Incentive Plan of 2007 (2007 Plan), (b) Unum Group 2020 Employee Stock Purchase Plan (ESPP), (c) Stock Incentive Plan of 2012 (2012 Plan), (d) Unum European Holding Company Limited Savings-Related Share Option Scheme 2016 (2016 SAYE), (e) Stock Incentive Plan of 2017 (2017 Plan), and (f) Unum European Holding Company Limited Savings-Related Share Option Scheme 2021 (2021 SAYE).

(2) Our shareholders have not approved the Unum Group Amended and Restated Non-Employee Director Compensation Plan of 2004 (2004 NED Plan).

(3) Includes 2,461,182 performance-based restricted stock units (RSUs), 75,881 deferred share rights issuable pursuant to outstanding awards (including dividend equivalents accrued thereon), and 928,351 performance share units (PSUs) assuming maximum achievement. The awards shown are issuable under the 2007 Plan, the 2012 Plan, and the 2017 Plan.

(4) Consists of 35,191 deferred share rights (each representing the right to one share of common stock), and 2,899 deferred RSUs, including dividend equivalents accrued thereon, granted to non-employee directors under the 2004 NED Plan in accordance with the deferral elections of such directors in respect of cash retainers and meeting fees payable to them.

(5) RSUs, PSUs, and deferred share rights are not included in the weighted average exercise price in column (b) because they have no exercise price.

(6) Includes 67,607 shares and 112,064 shares available for future issuance as dividend equivalents in respect of outstanding awards under the 2007 Plan and the 2012 Plan, respectively, and 8,345,032 shares remaining available for future issuance under the 2017 Plan. If the Unum Group 2022 Stock Incentive Plan (2022 Plan) set forth in Item 4 is approved by our shareholders, we will no longer grant any awards under the 2017 Plan on or after the effective date of the 2022 Plan and the share reserve for future dividend equivalents will be eliminated. Also includes 1,256,706 shares remaining available for issuance under the ESPP; 199,163 shares remaining available for future issuance under the 2016 SAYE; and 200,000 shares remaining available for future issuance under the 2021 SAYE.

(7) Represents number of shares available for future issuance as dividend equivalents in respect of outstanding awards under the 2004 NED Plan. If the 2022 Plan set forth in Item 4 is approved by our shareholders, the share reserve for future dividend equivalents will be eliminated.

Below is a brief description of the equity compensation plans not approved by shareholders.

Unum Group Amended and Restated Non-Employee Director Compensation Plan of 2004

This plan provided for the payment of annual retainers and meeting fees (discontinued in May 2011) to the non-employee directors who served on our Board of Directors. Under the plan, directors made an irrevocable election each year to receive all or a portion of their retainers and meeting fees in either cash or deferred share rights. A deferred share right is a right to receive one share of common stock on the earlier of (i) the director's separation from service as a director of the company, or (ii) another designated date at least three years after the date of the deferral election. The number of deferred share rights granted is calculated as the number of whole shares equal to (i) the dollar amount of the annual retainer and/or fees that the director elects to have paid in deferred share rights, divided by (ii) the fair market value per share on the grant date. The aggregate number of shares which were authorized for issuance under the plan is 500,000. This plan terminated in May 2010 with respect to new awards, though dividend equivalents remain available for future issuance in respect of awards that were outstanding at that time. If the 2022 Plan set forth in Item 4 is approved by our shareholders, the share reserve for future dividend equivalents under this plan will be eliminated. The plan is administered by the Human Capital Committee. The plan includes provisions restricting the transferability of the deferred share rights, provisions for adjustments to the number of shares available for grants, and the number of shares subject to outstanding grants in the event of recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, or other similar corporate transaction.

Ownership of Company Securities

The following table shows the number of shares of our common stock beneficially owned by each of our directors and named executive officers and by all directors and executive officers as a group, as of March 28, 2022. The table and related footnotes also include information about deferred share rights, restricted stock units (RSUs), and stock success units (SSUs) credited to the accounts of directors and executive officers under various compensation and benefit plans, in the column entitled "Shares Subject to Settleable Rights or Units". Based upon the representations made by each director and executive officer, we do not believe that any shares held by them are pledged as security. Except as otherwise indicated below, the beneficial owners have sole voting and investment power with respect to the shares beneficially owned.

BENEFICIAL OWNERSHIP OF COMMON STOCK (as of March 28, 2022)

Name	Shares of Common Stock[1]	Shares Subject to Settleable Rights or Units[2][3][4]	Total Shares Beneficially Owned	Percent of Class
Theodore H. Bunting, Jr.	12,922	23,680	36,602	*
Susan L. Cross	80	16,387	16,466	*
Susan D. DeVore	20,373	5,348	25,721	*
Joseph J. Echevarria	—	66,450	66,450	*
Cynthia L. Egan	24,623	16,275	40,898	*
Kevin T. Kabat	89,667	11,057	100,724	*
Timothy F. Keaney	30,767	6,340	37,106	*
Gale V. King	—	—	—	*
Gloria C. Larson	20,936	88,379	109,315	*
Ronald P. O'Hanley	29,462	22,851	52,314	*
Francis J. Shammo	20,650	21,769	42,419	*
Richard P. McKenney	628,920	—	628,920	*
Steven A. Zabel	32,904	—	32,904	*
Michael Q. Simonds	103,634	—	103,634	*
Lisa G. Iglesias	65,197	—	65,197	*
Puneet Bhasin	35,527	—	35,527	*
All directors and executive officers as a group (21 persons)	1,243,076	304,422	1,547,498	*

* Denotes less than 1%.

(1) Includes shares credited to the accounts of certain current and former executive officers under the company's 401(k) Plan. Does not include shares credited to the accounts of certain executive officers under non-qualified defined contribution plans because, though measured in share value, they will be settled only in cash.

(2) Represents the number of shares underlying deferred share rights and RSUs payable solely in shares (including dividend equivalents accrued on such rights or units) that may be settled within 60 days after March 28, 2022, including deferred share rights and RSUs that may be settled upon the termination of a director's service on the Board. For each non-employee director other than Ms. Cross and Ms. King, the amount includes shares underlying unvested RSUs that would vest upon retirement because the

director meets the years of service requirement. Does not include shares underlying RSUs (including dividend equivalents accrued thereon) and SSUs that will not vest or cannot be settled within 60 days after March 28, 2022.

(3) As of March 28, 2022, the total number of shares underlying deferred share rights (including dividend equivalents accrued thereon) held by our non-employee directors, including those rights which cannot be settled in shares or within 60 days after March 28, 2022 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Bunting	—	Egan	—	Larson	48,087
Cross	16,387	Kabat	835	O'Hanley	15,672
DeVore	—	Keaney	992	Shammo	—
Echevarria	30,256	King	—		

(4) As of March 28, 2022, the total number of shares underlying RSUs (including dividend equivalents accrued thereon) held by our directors and executive officers, including those units which will not vest, or be settled in shares, within 60 days after March 28, 2022 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Bunting	34,628	Kabat	10,222	McKenney[a]	295,080
Cross	22,780	Keaney	5,348	Zabel	48,817
DeVore	5,348	King	1,322	Simonds	65,668
Echevarria	36,194	Larson	40,292	Iglesias	28,372
Egan	16,275	O'Hanley	9,926	Bhasin	26,135
		Shammo	21,769	All directors and executive officers as a group[a]	770,181

(a) Includes 23,229 shares underlying cash-settled RSUs that have been granted to Mr. McKenney.

In addition, as of March 28, 2022, the total number of shares underlying SSUs held by our executive officers (none are held by non-executive directors), which will not vest, or be settled in shares, within 60 days of March 28, 2022 and thus are not deemed to be beneficially owned for purposes of this table, was as follows: Mr. McKenney - 124,867; Mr. Zabel - 7,590; Mr. Simonds - 31,217; Ms. Iglesias - 13,245; Mr. Bhasin - 6,280; and All executive officers as a group - 207,393.

Security Ownership of Certain Shareholders

Detailed information about the shareholders known to us to beneficially own more than 5% of our common stock can be found in the table below, including beneficial ownership based on sole and/or shared voting power and investment (dispositive) power. Information is given as of the dates noted in the footnotes below.

BENEFICIAL OWNERSHIP

	Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock Outstanding
BlackRock, Inc.[1]	55 East 52nd Street New York, NY 10055	22,845,078	11.20%
The Vanguard Group, Inc.[2]	100 Vanguard Blvd. Malvern, PA 19355	21,827,583	10.68%
FMR LLC[3]	245 Summer Street Boston, MA 02210	17,395,254	8.51%

(1) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by BlackRock, Inc. on January 27, 2022, which reflects beneficial ownership as of December 31, 2021. BlackRock, Inc. reported that, in its capacity as the parent holding company or control person of the subsidiaries listed therein, it had sole voting power with respect to 20,892,631 shares of our common stock, sole dispositive power with respect to 22,845,078 shares of our common stock, and shared voting and dispositive power with respect to none of our shares

(2) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by The Vanguard Group, Inc. on February 10, 2022, which reflects beneficial ownership as of December 31, 2021. The Vanguard Group, Inc. reported that, in its capacity as investment adviser, it had sole voting power with respect to none of our shares of our common stock, shared voting power with respect to 126,361 shares of our common stock, sole dispositive power with respect to 21,534,889 shares of our common stock, and shared dispositive power with respect to 292,694 shares of our common stock.

(3) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by FMR LLC on February 9, 2022, which reflects beneficial ownership as of December 31, 2021. FMR LLC reported that, in its capacity as a parent holding company, it had sole voting power with respect to 2,011,048 shares of our common stock, sole dispositive power with respect to 17,395,254 shares of our common stock, and shared voting and dispositive power with respect to none of our shares. The Schedule 13G/A includes shares beneficially owned by subsidiaries controlled by or through FMR LLC, Abigail P. Johnson, Director, Chairman and Chief Executive Officer of FMR LLC, and/or members of the family of Abigail P. Johnson, and Fidelity Low-Priced Stock Fund.

Items to be Voted On

Election of Directors

(Item 1 on the Proxy Card)

Our Board of Directors currently has 12 members. All nominees will stand for election to one-year terms of office.

Upon the recommendation of the Governance Committee, the Board of Directors has nominated Theodore H. Bunting, Jr., Susan L. Cross, Susan D. DeVore, Joseph J. Echevarria, Cynthia L. Egan, Kevin T. Kabat, Timothy F. Keaney, Gale V. King, Gloria C. Larson, Richard P. McKenney, Ronald P. O'Hanley and Francis J. Shammo for election to one-year terms expiring at the 2023 Annual Meeting. Each nominee currently serves on the Board and has been previously elected to the Board by shareholders, other than Gale V. King, who was elected by the Board of Directors to fill a vacancy on the Board, effective as of March 4, 2022. Each nominee has agreed to continue to serve if elected, and the Board has no reason to believe that any nominee will be unable to serve if elected. However, if any nominee becomes unable or unwilling to serve before the 2023 Annual Meeting, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors. Information concerning these nominees is provided under the section titled "Director Nominees" beginning on page 22.

The Board of Directors unanimously recommends that you vote FOR the election of each of the nominees for director: Theodore H. Bunting, Jr., Susan L. Cross, Susan D. DeVore, Joseph J. Echevarria, Cynthia L. Egan, Kevin T. Kabat, Timothy F. Keaney, Gale V. King, Gloria C. Larson, Richard P. McKenney, Ronald P. O'Hanley and Francis J. Shammo.

Advisory Vote to Approve Executive Compensation ("Say-on-Pay")

(Item 2 on the Proxy Card)

As required by Section 14A of the Securities Exchange Act of 1934 ("Exchange Act"), we are asking you to approve an advisory resolution on the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives you the opportunity to endorse or not endorse our 2021 executive compensation programs and policies for the named executive officers through the following resolution:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the company's proxy statement for the 2022 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion.

For additional detail concerning the compensation of our named executive officers, please refer to the "Compensation Discussion and Analysis" beginning on page 51 and the compensation tables that follow.

We hold a Say-on-Pay vote every year. Although your vote is not binding on the Board of Directors or the Human Capital Committee, the Human Capital Committee will review the voting results and seek to understand the factors that influenced the vote. As it did last year, the Human Capital Committee will consider constructive feedback obtained through this process in making future decisions about our executive compensation programs and policies. Shareholders will next have an opportunity to cast a Say-on-Pay vote at the 2023 Annual Meeting.

The Board unanimously recommends that you vote FOR approval of named executive officer compensation, as provided in the resolution above.

Ratification of Appointment of Independent Registered Public Accounting Firm

(Item 3 on the Proxy Card)

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (independent auditor) retained to audit our financial statements. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for 2022. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as our independent auditor is in the best interests of the company and its shareholders.

The Board is seeking shareholder ratification of the appointment even though it is not legally required, as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider the shareholders' views in the future selection of the company's independent auditor.

Representatives of Ernst & Young LLP are expected to attend the 2022 Annual Meeting. They will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2022.

Independent Auditor Fees

The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of Ernst & Young LLP. Aggregate fees billed for audit and other services rendered by Ernst & Young LLP for our fiscal years ended December 31, 2021 and 2020 are presented in the table below.

INDEPENDENT AUDITOR FEES

Types of Fees	2021	2020
Audit Fees[1]	$10,151,811	$9,617,800
Audit-Related Fees	415,642	412,500
Tax Fees[2]	203,972	587,000
All Other Fees	—	—
Total	**$10,771,425**	**$10,617,300**

(1) The year-over-year increase in Audit Fees was primarily due to increased efforts related to the company's ongoing adoption of ASC 944 accounting and disclosure requirements for long-duration insurance contracts and the company's adoption of IFRS 9 within the Unum UK business.

(2) The year-over-year decrease in Tax Fees was primarily due to tax compliance work performed in 2020.

Audit Fees. This category includes fees associated with the audit of our annual financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting, and services provided in connection with statutory and regulatory filings.

Audit-Related Fees. This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of financial statements or internal control over financial reporting. These services principally include accounting consultations, control reviews, and audit-related services for our employee benefit plans.

Tax Fees. This category consists of fees for tax compliance and advisory services.

All Other Fees. This category consists of fees for services not included in any of the above categories.

ITEMS TO BE VOTED ON

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee has a policy requiring advance approval of all audit and permissible non-audit services performed by the independent auditor. Under this policy, the Audit Committee sets pre-approved limits for specifically defined audit and non-audit services. The Committee considers whether such services are consistent with SEC rules on auditor independence. Specific approval by the Committee is required if fees for any particular service or aggregate fees for services of a similar nature exceed the pre-approved limits. The Committee has delegated to its chair the authority to approve permitted services, and the chair must report any such decisions to the Committee at its next scheduled meeting.

Approval of the Unum Group 2022 Stock Incentive Plan

(Item 4 on the Proxy Card)

We ask that our shareholders vote to approve the Unum Group 2022 Stock Incentive Plan (the "2022 Plan"). The 2022 Plan was adopted by the Board on April 4, 2022, subject to approval by our shareholders. If approved by shareholders at the 2022 Annual Meeting, the 2022 Plan will become effective on that date (the "Effective Date").

As part of the Board's decision to approve the 2022 Plan, including the total number of shares authorized for issuance under the plan, the Board considered a number of factors, including the company's historical burn rate, anticipated future equity award needs, and the dilutive impact of the 2022 Plan's share reserve.

- **Shares Remaining Available under Equity Plans:** As of March 15, 2022, a total of 6,983,920 shares remained available for issuance under the Stock Incentive Plan of 2017 (the "2017 Plan"). As of March 15, 2022, the only other shares available for issuance under equity plans were a total of 1,655,869 shares available for issuance pursuant to our separate stock purchase plans for our employees in the U.S. and U.K., and 187,759 shares reserved for future dividend equivalent accruals in respect of outstanding deferred share awards under otherwise frozen stock plans ("Dividend Equivalent Reserves").

  If the 2022 Plan is approved by our shareholders, we will no longer grant any awards under the 2017 Plan on or after the Effective Date and all Dividend Equivalent Reserves will be eliminated. In addition, subject to shareholder approval of the 2022 Plan, any awards previously granted under the 2017 Plan or our Stock Incentive Plan of 2012 (the "Prior Plans") that, after March 15, 2022, are forfeited, terminated, expired, lapse without being exercised or are settled for cash, will become available for future awards under the 2022 Plan.

- **Outstanding Awards:** As of March 15, 2022, the shares issuable pursuant to outstanding awards under our existing equity compensation plans were as follows:

  ∘ No stock options were outstanding; and

  ∘ 3,341,340 shares underlying outstanding full value awards (consisting of 553,910 performance share units assuming maximum achievement, 2,467,809 restricted stock units, 207,393 stock success units and 112,228 deferred share rights, including dividend equivalents accrued thereon).

  As of March 15, 2022, we had a total of 201,861,023 common shares outstanding and our closing price per common share, as reported on the New York Stock Exchange, was $27.78.

- **Historical Burn Rate:** Our equity plan share usage over 2019, 2020, and 2021 represented a three-year average burn rate of 0.78% of our weighted average common shares outstanding for each such year. This rate assumes that all performance-based awards are settled at maximum. This rate is materially consistent with the 0.63% median three-year average burn rate for Fortune 500 companies (pursuant to a report prepared by the Human Capital Committee's independent consultant).

2022 UNUM PROXY STATEMENT | 103

- **Dilution:** Dilution is commonly measured by "overhang," which generally refers to the amount of potential dilution to current shareholders that could result from the future issuance of the shares reserved under an equity compensation plan. Overhang is typically expressed as a percentage (equal to a fraction where the numerator is the sum of the number of shares reserved but not issued under the applicable equity compensation plan plus the number of shares subject to outstanding awards, and the denominator is the sum of the numerator plus the total number of shares outstanding). If the 2022 Plan is approved, our voting power dilution will be approximately 5.50% as of March 15, 2022. This rate assumes that performance-based awards are settled at maximum. This rate is materially consistent with the 6.12% median overhang of Fortune 500 companies (pursuant to a report prepared by Human Capital Committee's independent consultant).

Key Features of the 2022 Plan

The 2022 Plan contains a number of "best practice" features designed to protect the interests of shareholders, including:

- **No Evergreen Feature.** The maximum number of shares that may be issued pursuant to awards under the 2022 Plan is limited to 6,750,000, which is subject to adjustment only as described below under "Summary of the 2022 Plan ; Shares Available and Share Counting." There is no "evergreen" feature.

- **Limits on Terms of Stock Options and SARs.** The maximum term of each stock option and SAR granted under the 2022 Plan is ten years.

- **No Liberal Share Counting.** If the exercise price of any stock option or SAR or the tax obligations relating to any award are satisfied by delivering or withholding shares relating to such award, the full gross number of shares subject to the award will nonetheless be deducted from the plan's share reserve.

- **Minimum Vesting.** Subject to limited exceptions, awards granted under the 2022 Plan may not vest prior to the first anniversary of the date of grant.

- **Director Compensation Limits.** The total dollar value of equity and cash compensation (whether granted under the 2022 Plan or otherwise) during any calendar year for any non-employee director of the company may not exceed $500,000, or $1,000,000 in the calendar year in which the director first joins the Board or in any calendar year in which the director is designated as Board Chairman or Lead Independent Director.

- **Clawback Requirements.** Any awards granted under the 2022 Plan will be subject to recovery under any law, government regulation, stock exchange listing requirement, and any clawback policy adopted by the company.

- **No Stock Option Repricing.** The repricing of "underwater" options and SARs, whether by amending an existing award, substituting a new award at a lower price or executing a cash buyout, without shareholder approval is prohibited.

- **No Discounted Stock Options.** The exercise price of each option and SAR granted under the 2022 Plan must be no less than the fair market value of a share of Unum common stock on the date of grant.

- **No Dividends or Dividend Equivalents on Unvested Awards.** The 2022 Plan does not permit the payment of dividends or dividend equivalents on restricted stock or restricted stock units unless and until the underlying award vests.

Summary of the 2022 Plan

A summary of the 2022 Plan is set forth below. The summary of the 2022 Plan is qualified in its entirety by the full text of the 2022 Plan, which is included in this Proxy Statement as Appendix A.

Purpose and Design. The 2022 Plan is intended to allow the company to attract, retain and motivate officers, employees, directors and/or consultants and to provide the company with a long-term incentive plan providing incentives directly linked to shareholder value. Awards under the 2022 Plan may be in the form of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, performance units, and other stock-based awards.

Administration. The Human Capital Committee (the "Committee") is the plan administrator and has sole discretion, among other things, to select eligible individuals to receive awards, to determine the terms and conditions of awards, to interpret the provisions of the 2022 Plan and any awards under the plan, to adopt and amend sub-plans, to make and vary such regulations for the implementation and administration of the 2022 Plan, and to take all other actions not inconsistent with the terms of the 2022 Plan as the Committee deems necessary or appropriate to administer the 2022 Plan.

Shares Available and Share Counting. The aggregate number of shares of our common stock that may be issued pursuant to awards under the 2022 Plan cannot exceed (i) 6,750,000, plus (ii) the number of shares subject to any award outstanding under a Prior Plan as of March 15, 2022 that after such date is not issued because such award is forfeited, terminates, expires or otherwise lapses without being exercised, or is settled for cash (with each full-value award counted as 1.76 shares for purposes of these add-backs, which is the ratio specified under the Prior Plans). The number of shares that may be issued under the 2022 Plan will be reduced by one share for every share subject to an award of options or stock appreciation rights granted under the 2017 Plan after March 15, 2022 and prior to the Effective Date and by 1.76 shares for every one share subject to an award other than options or stock appreciation rights granted under the 2017 Plan after March 15, 2022 and prior to the Effective Date. All of the foregoing share amounts are subject to adjustment in certain circumstances, including in connection with stock splits or stock dividends, to prevent dilution or enlargement. The maximum number of shares that may be granted pursuant to incentive stock options is 6,750,000.

Shares underlying awards under the 2022 Plan that expire or are forfeited or terminated without being exercised or settled for cash will again be available for the grant of additional awards within the limits provided by the 2022 Plan. Shares withheld by or delivered to us to satisfy the exercise price of options or SARs or tax withholding obligations with respect to any award granted under the 2022 Plan will nonetheless be deemed to have been issued under the 2022 Plan.

Eligibility. Awards may be made to directors, officers, employees and consultants of the company and its affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the company or one of its affiliates, except that incentive stock options may be granted only to employees of the company and its subsidiaries. As of March 15, 2022, there were 12 directors, approximately 10,500 employees (including approximately 500 officers) and no consultants who would have been eligible to participate in the 2022 Plan. Our current executive officers named in the Summary Compensation Table on page 83 and each of our directors are among the individuals eligible to receive awards under the 2022 plan.

Limitation on Non-Employee Director Awards. The 2022 Plan includes a $500,000 limitation on the total value of equity-based awards (based on grant date value) and cash compensation that may be granted or paid to our non-employee directors, whether under the 2022 Plan or otherwise, in any single calendar year. This limitation is increased to $1,000,000 for the calendar year in which a non-employee director first joins the Board or is designated as Board Chairman or Lead Independent Director.

Minimum Vesting Provisions. Subject to carve outs for (i) up to 5% of the maximum number of shares that may be granted under the 2022 Plan, (ii) awards granted to non-employee directors prior to the next annual meeting held at least 50 weeks after the prior annual meeting, and (iii) in the cases of death, disability, retirement or a change in control, all awards under the plan may not vest prior to the first anniversary of the grant date.

Stock Options. Subject to the terms and provisions of the 2022 Plan, options to purchase shares of our common stock may be granted to eligible individuals at any time and from time to time as determined by the Committee. Options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under U.S. Federal tax law, or as nonqualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the 2022 Plan, the Committee determines the number of options granted to each recipient. Each option grant will be evidenced by a stock option agreement that specifies the option exercise price, whether the options are intended to be incentive stock options or nonqualified stock options, the duration of the options, the number of shares to which the options pertain and such additional limitations, terms and conditions as the Committee may determine.

The Committee determines the exercise price for each option granted, except that the option exercise price may not be less than 100% of the fair market value of a share of our common stock on the date of grant. All options granted under the 2022 Plan will expire no later than ten years from the date of grant. The method of exercising an option granted under the 2022 Plan is set forth in the 2022 Plan as are the general provisions regarding the exercisability of options following certain terminations of employment. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of nonqualified stock options, as otherwise expressly permitted by the Committee. The granting of an option does not accord the recipient the rights of a shareholder, and such rights accrue only after the exercise of an option and the resignation of shares of our common stock in the recipient's name.

Stock Appreciation Rights. The Committee in its discretion may grant SARs under the 2022 Plan. SARs may be "tandem SARs," which are granted in conjunction with an option, or "free-standing SARs," which are not granted in conjunction with an option. A SAR entitles the holder to receive from us upon exercise an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of our common stock to which such SAR pertains over the aggregate exercise price for the underlying shares. The exercise price of a free-standing SAR will not be less than 100% of the fair market value of a share of our common stock on the date of grant.

A tandem SAR may be granted at the grant date of the related option. A tandem SAR will be exercisable only at such time or times and to the extent that the related option is exercisable and will have the same exercise price as the related option. A tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related option, and the related option will terminate or be forfeited upon the exercise or forfeiture of the tandem SAR.

Each SAR will be evidenced by an award agreement that specifies the base price, the number of shares to which the SAR pertains and such additional limitations, terms and conditions as the Committee may determine in accordance with the 2022 Plan. We may make payment of the amount to which the participant exercising the SAR is entitled by delivering shares of our common stock, cash or a combination of stock and cash as set forth in the award agreement relating to the SAR. The method of exercising a SAR granted under the 2022 Plan is set forth in the 2022 Plan as are the general provisions regarding the exercisability of SARs following terminations of employment. SARs are not transferable except by will or the laws of descent and distribution or with respect to SARs that are not granted in "tandem" with an option, as expressly permitted by the Committee.

Restricted Stock. The 2022 Plan provides for the award of shares of our common stock that are subject to forfeiture and restrictions on transferability as set forth in the 2022 Plan and as may be otherwise determined by the Committee. Except for these restrictions and any others imposed by the Committee, upon the grant of restricted stock, the recipient will have rights of a shareholder with respect to the restricted stock, including the right to vote the restricted stock; however, any dividends on awards of restricted stock will, subject to vesting of the underlying award, either be automatically deferred (and, with regard to cash dividends, reinvested in additional shares of restricted stock), or accrued in a bookkeeping account in the applicable Participant's name. During the restriction period set by the Committee, the recipient may not sell, transfer, pledge, exchange or otherwise encumber the restricted stock.

Restricted Stock Units. The 2022 Plan authorizes the Committee to grant restricted stock units and deferred share rights. Restricted stock units and deferred share rights are not shares of our common stock and do not entitle the recipients to the rights of a shareholder. Restricted stock units granted under the 2022 Plan may or may not be subject to performance conditions. The recipient may not sell, transfer, pledge or otherwise encumber restricted stock units granted under the 2022 Plan prior to their vesting. Restricted stock units will be settled in cash or shares of our common stock, in an amount based on the fair market value of our common stock on the settlement date. Any dividend equivalent rights with respect to restricted stock units will not be paid to the applicable participant unless and until, and only to the extent that, the underlying award actually vests.

Performance Units. The 2022 Plan provides for the award of performance units that are valued by a reference to a designated amount of cash or other property other than shares of our common stock. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by the Committee in granting the performance unit and may be paid in cash, shares of our common stock, other property or a combination thereof.

Other Stock-Based Awards. The 2022 Plan also provides for the award of shares of our common stock and other awards that are valued by reference to our common stock, including unrestricted stock, dividend equivalents and convertible debentures. Awards of unrestricted stock may be granted only in lieu of compensation that would otherwise be payable to the participant and will count against the 5% pool referenced under "Minimum Vesting Provisions" above.

Performance Goals. The 2022 Plan provides that financial, operational, strategic, or other performance goals may be established by the Committee in connection with the grant of any award, and that the Committee may adjust the performance goals applicable to any awards to reflect any events or circumstances that are unusual in nature or infrequently occurring, any impact of charges for restructurings, any discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the company's financial statements, notes to the financial statements, management's discussion and analysis or the company's filings with the Securities and Exchange Commission.

Dividends and Dividend Equivalents. The Committee may provide that dividends or dividend equivalents (if any) may accrue on any award granted under the 2022 Plan in cash or in additional shares that are subject to the same terms of the award to which such dividends or dividend equivalents relate. The Committee may provide that dividend equivalents accruing on any award outstanding under any of the Company's prior equity compensation plans may be settled in shares issued under the 2022 Plan. Notwithstanding the foregoing, with respect to any award under the 2022 Plan or any prior equity compensation plan that is subject to performance goals and/or vesting conditions, dividends or dividend equivalents shall only be paid or settled if and to the extent that the performance goals and any vesting conditions associated with such underlying award are satisfied.

Change in Control. Unless provided otherwise in the applicable award agreement, in the event of a "change in control" of the company (as defined in the 2022 Plan):

- If equivalent replacement awards are substituted for awards outstanding under the 2022 Plan at the time of such change in control, then upon the termination of employment of a participant during the two-year period following the change in control by reason of death, disability, termination without cause, or resignation for good reason, (i) all such replacement awards held by such participant will vest in full; and (ii) any option or SAR held by the participant as of the date of the change in control that remains outstanding as of the date of such termination of employment may thereafter be exercised until (A) in the case of incentive stock options, the last date on which such options would otherwise be exercisable, and (B) in the case of nonqualified options and SARs, the later of (1) the last date on which such option or SAR would otherwise be exercisable and (2) the earlier of (y) the third anniversary of the change in control and (z) the expiration of the option's or SAR's term; and

- If equivalent replacement awards are not substituted for awards outstanding under the 2022 Plan at the time of such change in control, outstanding options and SARs will become fully vested and exercisable and any other awards will vest in full (with performance-based awards deemed earned in a pro-rata amount based on the portion of the performance period completed and the greater of (i) the applicable target level of achievement of the performance goals and (ii) the level of actual achievement of the performance goals for the award as determined by the Committee taking into account performance through the latest date preceding the change in control as to which performance can, as a practical matter, be determined).

Amendment. The Board or the Committee may amend, alter or discontinue the 2022 Plan, but no amendment, alteration or discontinuation may be made which would materially impair the rights of the participant with respect to a previously granted award without such participant's consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment may be made without the approval of our shareholders to the extent such approval is required (i) by applicable law or the listing standards of the applicable stock exchange or (ii) to eliminate the requirements that shareholders approve any repricing of options or SARs under the 2022 Plan.

Federal Income Tax Consequences

The following is a summary of certain United State federal income tax consequences of awards made under the 2022 Plan based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the 2022 Plan. The income tax consequences under applicable foreign, state and local tax laws may not be the same as under United States federal income tax laws.

Nonqualified Stock Options. A participant will not recognize taxable income at the time of grant of a nonqualified stock option, and the company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a nonqualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and the company generally will be entitled to a corresponding deduction.

Incentive Stock Options. A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the shares were transferred, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and the company will not be entitled to any deduction. If, however, such shares are disposed of within such two- or one-year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price, and the company generally will be entitled to a corresponding deduction. The excess of the amount realized through the disposition date over the fair market value of the stock on the exercise date will be treated as capital gain.

Stock Appreciation Rights. A participant will not recognize taxable income at the time of grant of a SAR, and the company will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair market value of any shares delivered and the amount of cash paid by us, and the company generally will be entitled to a corresponding deduction.

Restricted Stock. A participant will not recognize taxable income at the time of grant of shares of restricted stock, and the company will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The company is generally entitled to a corresponding deduction at the time the ordinary income is recognized by the participant. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income. We generally will be entitled to a corresponding deduction.

Restricted Stock Units. A participant will not recognize taxable income at the time of grant of a restricted stock unit, and the company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares delivered and the amount of cash paid by the company, and the company generally will be entitled to a corresponding deduction.

Performance Units. A participant will not recognize taxable income at the time of grant of performance units, and the company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares or property delivered and the amount of cash paid by the company, and the company generally will be entitled to a corresponding deduction.

The foregoing general tax discussion is intended for the information of shareholders considering how to vote with respect to this proposal and not as tax guidance to participants in the 2022 Plan. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the 2022 Plan.

New Plan Benefits

Any awards that an individual may receive under the 2022 Plan will be at the discretion of the Committee and therefore cannot be determined in advance, with the exception of a grant of restricted stock units with a value of $160,000 which will be paid as an annual retainer to each individual who will serve as a non-employee director after the 2022 Annual Meeting. The grant under the 2022 Plan will be contingent on and effective with the approval of the 2022 Plan by shareholders upon the Effective Date. If the 2022 Plan is not approved, the grant to the non-employee directors will be made under the 2017 Plan.

The Board unanimously recommends that you vote FOR the approval of the Unum Group 2022 Stock Incentive Plan.

About the 2022 Annual Meeting

The Board of Directors has determined that the **2022 Annual Meeting will be conducted as a virtual-only meeting via live webcast** in order to facilitate shareholder attendance and participation by enabling shareholders to participate from any location and at no cost. This process will also enable engagement with our shareholders, regardless of size, resources or physical location.

The 2022 Annual Meeting live webcast will begin promptly at 10:00 a.m. Eastern Daylight Time on May 26, 2022. **We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.** This includes access to the live webcast, voting your shares electronically, and submitting questions online. **You will need a 16-digit control number to participate.** Further details are provided below under "Attending the 2022 Annual Meeting."

Proxy materials

The Board of Directors is providing these proxy materials to you in connection with its solicitation of proxies to be voted at the 2022 Annual Meeting and at any later meeting to which it may be adjourned or postponed. All shareholders who held shares of the company's common stock as of the close of business on March 28, 2022 are entitled to attend the 2022 Annual Meeting and to vote on the items of business described in this proxy statement. Whether or not you choose to attend or participate in the 2022 Annual Meeting, you may vote your shares via the Internet, by telephone, or by mail.

Because we are soliciting your proxy, we are required to send you either our proxy materials or a Notice Regarding the Internet Availability of Proxy Materials (described in the next section). Our proxy materials include this proxy statement and our annual report to shareholders, which contains audited consolidated financial statements for our fiscal year ended December 31, 2021. If you received a printed copy of these documents, the proxy materials also include a proxy card or voting instruction form for the 2022 Annual Meeting.

Internet availability of proxy materials

In accordance with rules adopted by the SEC, commonly referred to as "Notice and Access," we may furnish proxy materials by providing access to the documents on the Internet, rather than mailing printed copies. This process allows us to expedite our shareholders' receipt of proxy materials, lower the costs of printing and mailing the proxy materials, and reduce the environmental impact of the 2022 Annual Meeting. As a result, most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, a Notice Regarding the Internet Availability of Proxy Materials ("Notice") was mailed on April 14, 2022 to shareholders of record as of March 28, 2022 who have not previously requested to receive printed or emailed materials on an ongoing basis. The Notice provides instructions on how to access the proxy materials for the 2022 Annual Meeting, how to request a printed set of proxy materials, and how to vote your shares. Our proxy materials may also be viewed on our investor relations website under the "SEC Filings" heading at *www.investors.unum.com*.

You may elect to receive proxy materials in printed form by mail or electronically by email on an ongoing basis by following the instructions in the Notice. Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the environmental impact of our Annual Meetings. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Attending the 2022 Annual Meeting

The 2022 Annual Meeting will be a virtual meeting conducted exclusively via live webcast on the Internet. Shareholders will not be able to attend the meeting in person.

- **Shareholder participation.** We are committed to ensuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You will be able to attend the 2022 Annual Meeting online, vote your shares electronically, and submit questions during the meeting electronically.

- **Accessing the meeting online.** You may attend and participate in the 2022 Annual Meeting via the Internet at www.virtualshareholdermeeting.com/UNM2022. You will need the 16-digit control number included on your Notice, proxy card, or voting instruction form to log-in. If your shares are held through a bank, brokerage firm, or other custodian and your voting instruction form or Notice indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the meeting with the 16-digit control number indicated on that voting instruction form or Notice. Otherwise, shareholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least five days before the 2022 Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the meeting. The meeting webcast will begin promptly at 10:00 a.m. Eastern Daylight Time on May 26, 2022. We encourage you to access the meeting prior to the start time. Online check-in will begin approximately 15 minutes prior to the start time, and you should allow ample time for the check-in procedures. We will post a replay of the meeting as soon as it is available on our investor relations website at www.investors.unum.com under the "Proxy Materials" heading.

- **Technical assistance.** If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page.

- **Submitting questions.** An online portal will be available at www.proxyvote.com starting on April 14, 2022. By accessing this portal, shareholders will be able to submit questions and vote in advance of the 2022 Annual Meeting. Shareholders may also submit questions and vote on the day of, or during, the 2022 Annual Meeting at www.virtualshareholdermeeting.com/UNM2022. We will try to answer as many shareholder-submitted questions as time permits that comply with the meeting rules of conduct. However, we reserve the right to edit profanity or other inappropriate language, or to exclude questions that are not pertinent to meeting matters or the company's business, or that are otherwise inappropriate. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. Answers to questions not addressed during the meeting will be posted on our investor relations website at www.investors.unum.com under the "Proxy Materials" heading.

Differences between shareholders of record and beneficial owners

Most of our shareholders hold their shares as a beneficial owner through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

- **Shareholder of record.** If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are considered, with respect to those shares, the shareholder of record, and the Notice was sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the company or to vote at the 2022 Annual Meeting. If you requested to receive printed proxy materials, we have enclosed a proxy card for you to use. You may also vote on the Internet, or by telephone. You are also invited to attend the 2022 Annual Meeting via the Internet.

- **Beneficial owner.** If your shares are held in an account in the name of a brokerage firm, bank, broker-dealer, trust or other similar organization (i.e., in street name), like the vast majority of our shareholders, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you must instruct the broker or other nominee about how to vote your shares. Under the rules of the New York Stock Exchange (NYSE), if you do not provide such instructions, the firm that holds your shares will have discretionary authority to vote your shares only with respect to "routine" matters, as described in "Voting your shares" below. You are also invited to attend the 2022 Annual Meeting via the Internet.

Persons entitled to vote at the 2022 Annual Meeting

Shareholders of record as of the close of business on March 28, 2022, the record date, are entitled to vote their shares at the 2022 Annual Meeting. There were approximately 201,866,676 shares of our common stock outstanding on the record date. Each of those shares is entitled to one vote on each item of business to be voted on at the 2022 Annual Meeting. We will make available a list of shareholders of record as of the record date for inspection by shareholders for any purpose germane to the 2022 Annual Meeting during normal business hours at our corporate headquarters in Chattanooga, Tennessee. Please contact our Corporate Secretary to schedule an appointment. The list will also be available during the 2022 Annual Meeting at *www.virtualshareholdermeeting.com/UNM2022*.

Voting items and Board recommendations; Vote required; Abstentions and broker non-votes

You may either vote for, against or abstain on each of the voting items to be acted on at the 2022 Annual Meeting. The table below summarizes, for each voting item, the voting recommendation of the Board of Directors, the vote threshold required for approval, and the effect of abstentions and broker non-votes (i.e., shares held in street name that cannot be voted on certain matters by the shareholder of record if the beneficial owner has not provided voting instructions). Abstentions and broker non-votes are discussed in more detail under "Voting your shares" below.

VOTING ITEMS

Items to be Voted on	Board Voting Recommendation	Vote Required for Approval	Effect of Abstention	Effect of Broker Non-Vote
Item 1: Election of the 12 directors for terms expiring in 2023	FOR each nominee	Majority of votes cast with respect to the nominee	No effect because not counted as vote cast	No effect because not counted as vote cast
Item 2: Advisory vote to approve executive compensation	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	No effect because not entitled to vote
Item 3: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2022	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	Not applicable; may be discretionarily voted by broker
Item 4: Approval of the Unum Group 2022 Stock Incentive Plan	FOR	Majority of votes cast	No effect because not counted as vote cast	No effect because not counted as vote cast

Voting your shares

You may vote your shares using any of the following methods:

- **By Internet.** Before the meeting, you may vote via the Internet by going to www.proxyvote.com and following the instructions on the screen. You will need the control number found on your Notice, proxy card (for shareholders of record) or voting instruction form (for beneficial owners) when you access the web page. Voting by Internet before the 2022 Annual Meeting is available until 11:59 p.m. Eastern Daylight Time on May 25, 2022.

    During the 2022 Annual Meeting, you may vote online by following the instructions at *www.virtualshareholdermeeting.com/UNM2022.* You will need the control number found on your Notice, proxy card, or voting instruction form when you access the virtual meeting web page.

- **By telephone.** You may vote by telephone by calling the applicable toll-free telephone number, 1-800-690-6903 (for shareholders of record) or 1-800-454-8683 (for beneficial owners), which is available 24 hours a day, and following the pre-recorded instructions. You will need the control number found on your Notice, proxy card, or voting instruction form when you call. You may vote by telephone until 11:59 p.m. Eastern Daylight Time on May 25, 2022.

- **By mail.** If you received a paper copy of your proxy materials, you may vote by mail by completing the enclosed proxy card or voting instruction form, dating and signing it, and returning it in the postage-paid envelope provided or returning it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Your proxy card or voting instruction form, as applicable, must be received by May 25, 2022.

The Board of Directors has appointed certain individuals named on the proxy card ("proxies") to vote shares at the 2022 Annual Meeting in accordance with the instructions of our shareholders. If you authorize the proxies to vote your shares with respect to any matter to be acted upon, the shares will be voted in accordance with your instructions. If you are a shareholder of record and you authorize the proxies to vote your shares but do not specify how your shares should be voted on one or more matters, the proxies will vote your shares on those matters as the Board of Directors recommends. If any other matter properly comes before the 2022 Annual Meeting, the proxies will vote on that matter in their discretion.

If you are a beneficial owner of shares held in street name and do not provide your broker or other nominee instructions on how to vote your shares, a "broker non-vote" occurs. Under the rules of the NYSE, the organization that holds your shares (i.e., your broker or other nominee) is permitted, but not required, to vote your shares on routine matters at its discretion but cannot vote on "non-routine" matters. The only item of business at the 2022 Annual Meeting for which your broker or other nominee is permitted, but not required, to vote your shares without your voting instructions is the ratification of the appointment of our independent registered public accounting firm (Item 3). Unless it receives your voting instructions, your broker or other nominee will not have discretion to vote your shares (resulting in a broker non-vote) on any other item of business at the 2022 Annual Meeting (Items 1, 2 and 4), including the election of directors. To ensure that your vote will be counted on all matters, we encourage you to provide instructions to your broker or other nominee on how to vote your shares.

Changing your vote and revoking your proxy

You may revoke any proxy that you previously granted or change your vote by:

- Submitting a subsequent vote via the Internet, by telephone, or by mailing a new proxy card or voting instruction form before the closing of those facilities at 11:59 p.m. Eastern Daylight Time on May 25, 2022;

- Requesting a "legal proxy" or attending the virtual 2022 Annual Meeting and voting online, as indicated above under "Voting your shares"; or

- If you are a shareholder of record, giving written notice of revocation to the Corporate Secretary, Unum Group, 1 Fountain Square, Chattanooga, TN 37402, so that it is received by 4:00 p.m. Eastern Daylight Time on May 25, 2022.

Your new vote in advance of the meeting must be submitted in accordance with the time frames above under "Voting your shares."

Quorum

A quorum is required to transact business at the 2022 Annual Meeting. A quorum exists if the holders of a majority of the shares issued and outstanding and entitled to vote generally in the election of directors are present online at the virtual 2022 Annual Meeting or represented by proxies. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present at the 2022 Annual Meeting, but neither will be counted as votes cast.

Inspectors of election

Representatives of Broadridge Financial Solutions, Inc. ("Broadridge") will tabulate the votes and act as inspectors of the election.

Voting results

We will report the final voting results of the 2022 Annual Meeting on a Form 8-K to be filed with the SEC within four business days after the meeting. The Form 8-K will be available on our investor relations website under the "SEC Filings" heading at *www.investors.unum.com* or on the SEC's website at *www.sec.gov*.

Additional Information

Cost of proxy solicitation

We pay the cost of soliciting proxies from our shareholders. Proxies are solicited by mail, and may also be solicited personally, electronically or by telephone by our directors, officers or employees, though none will receive additional compensation for doing this. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the 2022 Annual Meeting. We will pay Innisfree a fee of $20,000 and reasonable out-of-pocket expenses for its services. We also reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Shareholder proposals and nominations for our 2023 Annual Meeting

If you intend to submit a proposal for inclusion in the proxy statement for our 2023 Annual Meeting pursuant to SEC Rule 14a-8, it must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no later than the close of business on December 16, 2022. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement if the proposal does not satisfy the requirements of SEC Rule 14a-8.

Our bylaws include a proxy access right, permitting a shareholder, or a group of up to 20 shareholders, who has maintained continuous qualifying ownership of at least 3% of our outstanding shares of capital stock entitled to vote in the election of directors for at least three years to nominate and include in our proxy materials director nominees constituting up to the greater of 20% of the Board or two directors, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than November 15, 2022 and no later than the close of business on December 15, 2022. However, in the event that that the 2023 Annual Meeting is to be held on a date that is more than 30 days before or after May 26, 2023 (the anniversary date of the 2022 Annual Meeting), then such notice must be received no later than the close of business on the 180th day prior to the date of the 2023 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2023 Annual Meeting is first made.

Our bylaws also establish advance notice procedures with respect to proposals and director nominations submitted by a shareholder for presentation directly at an Annual Meeting, rather than for inclusion in our proxy statement. To be properly brought before our 2023 Annual Meeting, a notice of the proposal the shareholder wishes to present at the meeting other than pursuant to SEC Rule 14a-8 or nomination the shareholder wishes to present at the meeting other than pursuant to our proxy access bylaw must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than the close of business on January 26, 2023 and no later than the close of business on February 25, 2023. However, in the event that that the 2023 Annual Meeting is to be held on a date that is more than 30 days before or more than 70 days after May 26, 2023 (the anniversary date of the 2022 Annual Meeting), then such notice must be received no earlier than the close of business on the 120th day prior to the date of the 2023 Annual Meeting and no later than the close of business on the later of the 90th day prior to the date of the 2023 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2023 Annual Meeting is first made. In addition to satisfying the foregoing deadlines under our bylaws, to comply with SEC Rule 14a-19, the SEC's universal proxy rule, a shareholder must provide notice to the Corporate Secretary of the shareholder's intent to solicit proxies in support of candidates submitted under the advance notice procedures in our bylaws on or before March 27, 2023. However, in the event that the 2023 Annual Meeting is to be held on a date that is more than 30 days before or after May 26, 2023 (the anniversary date of the 2022 Annual Meeting), then such notice must be provided by the later of 60 days prior to the date of the 2023 Annual Meeting or 10 days following the day on which public announcement of the date of the 2023 Annual Meeting is first made. In addition, the deadline for a shareholder to provide notice to the Corporate Secretary pursuant to SEC Rule 14a-19, the SEC's universal proxy rule, of the shareholder's intent to solicit proxies in support of candidates submitted under the advance notice procedures in our bylaws is March 27, 2023. However, in the event that the 2023 Annual Meeting is to be held on a date that is more than 30 days before or after May 26, 2023 (the anniversary date of the 2022 Annual Meeting), then such notice must be provided by the later of 60 days prior to the date of the 2023 Annual Meeting or 10 days following the day on which public announcement of the date of the 2023 Annual Meeting is first made.

All such proposals and director nominations must satisfy the requirements set forth in our bylaws, a copy of which is available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com* and may also be obtained at no cost from the Office of the Corporate Secretary. The chairman of the meeting may refuse to acknowledge or introduce any shareholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a shareholder fails to meet these deadlines, the persons named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if the matter is presented and introduced at the Annual Meeting.

Communications with the Board of Directors

Shareholders and interested parties may communicate with our Chairman of the Board, or any other director by contacting the Office of the Corporate Secretary as described below.

In accordance with a process approved by our Board of Directors, the Corporate Secretary reviews all correspondence received by the company and addressed to non-management directors. A log and copies of the correspondence are provided to the Chairman, who determines whether further distribution is appropriate and to whom it should be sent. Any director may at any time review this log and request copies of correspondence. Concerns relating to accounting, internal controls or auditing matters are promptly brought to the attention of our internal auditors and handled in accordance with procedures established by the Audit Committee. Copies of correspondence relating to corporate governance matters are also provided to the chair of the Governance Committee.

The Board has instructed that certain items unrelated to the duties and responsibilities of the Board be excluded from the process, including mass mailings, resumes and other forms of job inquiries, surveys, business solicitations or advertisements, and matters related to claims or employment.

Eliminating duplicate proxy materials

Under SEC rules, individual Notices, and, to the extent we mail printed proxy materials or an annual report in accordance with the procedures described herein, a single proxy statement and annual report to shareholders, will be delivered in one envelope to multiple shareholders having the same last name and address and to shareholders with multiple accounts registered at our transfer agent with the same address, unless contrary instructions have been received from an affected shareholder. This is known as "householding" and it enables us to reduce the costs and environmental impact of the 2022 Annual Meeting. We will deliver promptly upon written or oral request a separate copy of the proxy statement, annual report to shareholders or Notice to any shareholder residing at a shared address to which only one copy was delivered. If you would like to receive separate copies of our proxy materials, whether for this year or future years, please contact Broadridge toll-free at 1-866-540-7095 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. The same phone number and address may be used to request delivery of a single copy of our proxy materials if you share an address with another shareholder and are receiving multiple copies.

Contacting the Office of the Corporate Secretary

You may contact the Office of the Corporate Secretary by calling toll-free 800-718-8824 or by writing to:

Office of the Corporate Secretary

Unum Group

1 Fountain Square

Chattanooga, Tennessee 37402

Principal executive offices

Our principal executive offices are located at 1 Fountain Square, Chattanooga, Tennessee 37402. Our main telephone number is 423-294-1011.

Annual Report on Form 10-K

Upon request, we will provide to you by mail a free copy of our Annual Report on Form 10-K (including financial statements and financial statement schedules) for the fiscal year ended December 31, 2021. Please direct your request to the Office of the Corporate Secretary at the address provided above. The Annual Report on Form 10-K may also be accessed on our investor relations website under the "SEC Filings" heading at *www.investors.unum.com* or on the SEC's website at *www.sec.gov*.

Incorporation by reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this proxy statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Compensation Committee Report" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

Appendix A

Unum Group 2022 Stock Incentive Plan

Section 1. Purpose; Definitions

The purpose of this Plan is to allow the Company to attract, retain and motivate officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a long-term incentive plan providing incentives directly linked to stockholder value. Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

(a) *"Act" means* the Securities Act of 1933, as amended from time to time, and any successor thereto.

(b) "*Affiliate*" means a corporation or other entity controlled by, controlling or under common control with the Company.

(c) "*Applicable Exchange*" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(d) "*Award*" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit or Other Stock-Based Award granted pursuant to the terms of this Plan.

(e) "*Award A*greement" means a document or agreement setting forth the terms and conditions of a specific Award.

(f) "*Board*" means the Board of Directors of the Company.

(g) "*Cause*" means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define "Cause," (A) conviction of the Participant for committing, or a guilty or nolo contendere plea to, a felony under federal law or the law of the state or other jurisdiction in which such action occurred, (B) dishonesty or illegal conduct in the course of fulfilling the Participant's employment duties, (C) failure on the part of the Participant to perform substantially such Participant's employment duties in any material respect, or (D) a material violation of the Company's ethics and compliance program.

(h) "*Change in Control*" means, unless otherwise provided in an Award Agreement, any of the following:

(i) during any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board (the "*Incumbent Directors*") cease for any reason to constitute at least a majority of the Board, *provided* that any person becoming a director and whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be deemed an Incumbent Director; *provided, however,* that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest (as described in Rule 14a-12(c) under the Exchange Act) ("*Election Contest*") or other actual or threatened solicitation of proxies or consents by or on behalf of any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Board ("*Proxy Contest*"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director;

(ii) any person is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 20% (30% with respect to deferred compensation subject to Section 409A of the Code) or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of the Board (the "*Company Voting Securities*"); *provided, however,* that the event described in this paragraph (ii) shall not be deemed to be a Change in Control of the Company by virtue of any of the following acquisitions: (A) by the Company or any Subsidiary, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, (C) by an underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a Non-Qualifying Transaction (as defined below), or (E) a transaction (other than one described in paragraph (iii) below) in which Company Voting Securities are acquired from the Company, if a majority of the Incumbent Directors approve a resolution providing expressly that the acquisition pursuant to this clause (E) does not constitute a Change in Control of the Company under this paragraph (ii);

(iii) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or any of its Subsidiaries that requires the approval of the Company's stockholders, whether for such transaction or the issuance of securities in the transaction (a "*Reorganization*"), or sale or other disposition of all or substantially all of the Company's assets to an entity that is not an Affiliate (a "*Sale*"), unless immediately following such Reorganization or Sale: (A) more than 50% of the total voting power of (x) the corporation resulting from such Reorganization or the corporation which has acquired all or substantially all of the assets of the Company (in either case, the "*Surviving Corporation*"), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the "*Parent Corporation*"), is represented by the Company Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among the holders thereof immediately prior to the Reorganization or Sale, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation) is or becomes the beneficial owner, directly or indirectly, of 20% (30% with respect to deferred compensation subject to Section 409A of the Code) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Reorganization or Sale were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization or Sale (any Reorganization or Sale which satisfies all of the criteria specified in clauses (A), (B) and (C) above shall be deemed to be a "*Non-Qualifying Transaction*"); or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 20% (30% with respect to deferred compensation subject to Section 409A of the Code) of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; *provided*, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur.

(i) "*Code*" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

(j) "*Committee*" means the Human Capital Committee of the Board or such other committee of the Board as the Board may from time to time designate to discharge the Board's responsibilities relating to oversight of the compensation and benefits of the directors, officers and employees of the Company, which shall be composed of not less than two directors, and shall be appointed by the Board.

(k) *"Common Stock"* means common stock, par value $0.10 per share, of the Company.

(l) "*Company*" means Unum Group, a Delaware corporation.

(m) "*Disability*" means, unless otherwise provided in an Award Agreement, (i) "Disability" as defined in any Individual Agreement to which the Participant is a party, or (ii) if there is no such Individual Agreement or it does not define "Disability," the Participant is (A) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (B) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. The Committee may require such medical or other evidence as it deems necessary to judge the nature and duration of the Participant's condition. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code.

(n) "*Disaffiliation*" means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(o) "*Eligible Individuals*" means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or any of its Subsidiaries or Affiliates; *provided, however*, that the only consultants who may be Eligible Individuals are those who qualify for registration of Awards under Form S-8 under the Act.

(p) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(q) "*Fair Market Value*" means the closing price of a share of Common Stock on the Applicable Exchange on the date of measurement, or if Shares were not traded on the Applicable Exchange on such measurement date, then on the next preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion using a reasonable valuation method which shall include consideration of the following factors, as applicable: (i) the value of the Company's tangible and intangible assets; (ii) the present value of the Company's future cash-flows; (iii) the market value of stock or equity interests in similar corporations and other entities engaged in substantially similar trades or businesses, the value of which can be readily determined objectively (such as through trading prices on an established securities market or an amount paid in an arm's-length private transaction); (iv) control premiums or discounts for lack of marketability; (v) recent arm's-length transactions involving the sale or transfer of such stock or equity interests; and (vi) other relevant factors.

(r) "*Good Reason*" means, unless otherwise provided in an Award Agreement, (i) "Good Reason" as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define "Good Reason," (A) a material adverse change in the Participant's authority, powers, functions, duties or responsibilities as in effect immediately prior to the Change in Control; (B) a material reduction in the Participant's base salary or annual bonus opportunity, in each case as in effect immediately prior to the Change in Control; or (C) the reassignment of the Participant's place of employment to an office location more than 50 miles from the Participant's then-current place of employment. Notwithstanding the foregoing, any assertion by the Participant of a Termination of Employment for "Good Reason" shall not be effective unless all of the following conditions are satisfied: (1) the condition giving rise to the Participant's

Termination of Employment must have arisen without the Participant's consent; (2) the Participant must provide notice to the Company of such condition within 30 days of the date that the Participant becomes aware of the condition; (3) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by the Company; and (4) the date of the Participant's Termination of Employment must occur within 30 days after the date the Company's cure period expires.

(s) "*Grant Date*" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as the Committee shall provide in such resolution.

(t) "*Incentive Stock Option*" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code, and that in fact so qualifies.

(u) "*Individual Agre*ement" means an employment, consulting or similar agreement between a Participant and the Company or any of its Subsidiaries or Affiliates.

(v) "*Nonqualified Opt*ion" means any Option that is not an Incentive Stock Option.

(w) "*Option*" means an Award granted under Section 5.

(x) "*Other Stock-Based Award*" means an Award of Common Stock or other Award that is valued in whole or in part by reference to, or is otherwise based upon, Common Stock, including unrestricted stock, dividend equivalents, and convertible debentures.

(y) "*Participant*" means an Eligible Individual to whom an Award is or has been granted.

(z) "*Performance Goals*" means the financial, operational, strategic or other performance goals established by the Committee in connection with the grant of an Award. The Committee may adjust the Performance Goals applicable to any Award to reflect any events or circumstances that are unusual in nature or infrequently occurring, any impact of charges for restructurings, any discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or the Company's SEC filings.

(aa) "*Performance Period*" means that period established by the Committee at the time any Award subject to Performance Goals is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

(bb) "*Performanc*e Unit" means any Award granted under Section 8 of a unit valued by reference to a designated amount of cash or other property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, or any combination thereof, upon achievement of such Performance Goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(cc) "*Plan*" means this Unum Group 2022 Stock Incentive Plan, as set forth herein and as hereafter amended from time to time.

(dd) "*Prior Plan*" means the Unum Group Stock Incentive Plan of 2012, as amended, and the Unum Group Stock Incentive Plan of 2017.

(ee) "*Restricted St*ock" means an Award granted under Section 6.

(ff) "*Restriction P*eriod" means the period set by the Committee, commencing with the date of an Award, during which vesting restrictions apply to such Award.

(gg) "*Retirement*" means, unless otherwise provided in an Award Agreement, the Participant's Termination of Employment other than for Cause after (i) the attainment of age 65 or (ii) the attainment of age 60 with at least 15 years of service.

(hh) "*Share*" means a share of Common Stock.

(ii) "*Stock Appreciation Right*" means a right that entitles the Participant to receive, in cash, Shares or both, as determined by the Committee, value equal to the excess of (i) the Fair Market Value of a specified number of Shares at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the Grant Date.

(jj) "*Subsidiary*" means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a majority of the voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(kk) "*Term*" means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(ll) *"Termination of Employment"* means the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, (i) if a Participant's employment with the Company or any of its Subsidiaries or Affiliates terminates but such Participant continues to provide services to the Company or any of its Subsidiaries or Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Employment; (ii) if a Participant's service with the Company or any of its Subsidiaries or Affiliates in a non-employee capacity terminates but such Participant continues to provide services to the Company or any of its Subsidiaries or Affiliates as an employee, such change in status shall not be deemed a Termination of Employment; and (iii) a Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company or any of its Subsidiaries or Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment.

Section 2. Administration

(a) *Committee.* The Plan shall be administered by the Committee. The Committee shall, subject to Section 11, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms and conditions of the Plan:

(i) to select the Eligible Individuals to whom Awards may from time to time be granted;

(ii) to determine when, whether and to what extent Incentive Stock Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Other Stock-Based Awards, or any combination thereof, are to be granted hereunder;

(iii) to determine the number of Shares or the other amount of consideration to be covered by each Award granted hereunder;

(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(v) subject to Section 5(d) and Section 12, to modify, amend or adjust the terms and conditions of any Award;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(vii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(viii) to correct any defect, supply any omission and reconcile any inconsistency in the Plan, any Award or any Award Agreement;

(ix) subject to Section 12, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

(x) to decide all other matters that must be determined in connection with an Award;

(xi) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant;

(xii) to establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;

(xiii) to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to afford Participants favorable treatment under such rules or laws; and

(xiv) to take such other action, not inconsistent with the terms of the Plan, as the Committee deems necessary or appropriate to administer the Plan.

(b) *Procedu*res.

(i) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11(a), allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

(ii) Any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(c) *Discretion of Committee.* Any determination made by the Committee or by an appropriately delegated person pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole *discretion* of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. Subject to Section 1(g), all decisions made by the Committee or any appropriately delegated person pursuant to the provisions of the Plan shall be final, binding and conclusive on all persons, including the Company, Participants, and Eligible Individuals.

(d) *Cancellation or Suspension.* Subject to Section 5(d) and Section 12(d), the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended.

(e) *Award Agreements.* The terms and conditions of each Award, as determined by the Committee, shall be set forth in an Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall be subject to the Award Agreement being signed by the Company and the Participant receiving the Award unless otherwise provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

(f) *Minimum Vesting*. Except in the case of death, Disability, Retirement or a Change in Control, in no event shall the vesting schedule or Restriction Period of an Award provide that any portion of such Award will vest prior to the first anniversary of the Grant Date; *provided*, *however*, that (i) up to an aggregate of 5% of the maximum number of Shares that may be issued pursuant to Awards under this Plan may be issued without regard to the foregoing requirements, and (ii) Awards to non-employee directors may vest on the earlier of the first anniversary of the Grant Date and the next annual meeting of stockholders, so long as such next annual meeting is at least 50 weeks after the immediately preceding year's annual meeting and any such Awards shall not be counted against the 5% pool set forth in <u>clause (i)</u>.

Section 3. Common Stock Subject to Plan

(a) *Plan Maximums.* Subject to <u>Section 3(c)</u>, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be (i) 6,750,000 Shares plus (ii) the number of Shares subject to any award outstanding under a Prior Plan as of March 15, 2022 that after March 15, 2022 is not issued because such award is forfeited, terminates, expires or lapses without being exercised (to the extent applicable), or is settled for cash. Any Share that is to be added to the maximum number of Shares that may be issued pursuant to Awards under this Plan pursuant to the first sentence of <u>Section 3(a)</u> shall be added to this Plan as 1.00 Share if such Share was subject to any option or stock appreciation right granted under the Prior Plans, or as 1.76 Shares if such Share was subject to any award other than an option or stock appreciation right granted under the Prior Plans. Notwithstanding anything to the contrary herein, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be reduced by 1.00 share for every share subject to an award of options or stock appreciation rights granted under the 2017 Plan after March 15, 2022 and prior to the Effective Date, and by 1.76 shares for every one share subject to an award other than options or stock appreciation rights granted under the 2017 Plan after March 15, 2022 and prior to the Effective Date. The maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options shall be 6,750,000 Shares. Shares issued under the Plan may be authorized and unissued or reacquired Shares.

(b) *Rules for Calculating Shares Delivered.* To the extent that any Award is forfeited, or any Option or Stock Appreciation Right terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under the Plan. If the exercise price of any Option or stock-settled Stock Appreciation Right and/or the tax obligations relating to any Award are satisfied by delivering Shares (either actually or through attestation) or withholding Shares relating to such Award, the gross number of Shares subject to the Award shall nonetheless be deemed to have been issued for purposes of the first sentence of <u>Section 3(a)</u>.

(c) *Adjustment Provisions.*

(i) In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of the Company's direct or indirect ownership of a Subsidiary or Affiliate (including by reason of a Disaffiliation), or similar event affecting the Company or any of its Subsidiaries (each, a "*Corporate Transaction*"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options, (C) the number and kind of Shares or other securities subject to outstanding Awards, and (D) the exercise price of outstanding Awards. In addition, such adjustments may also include (1) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the intrinsic value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of the Company receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (2) the substitution of other property (including cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities).

(ii) In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Company, or a Disaffiliation, separation or spinoff, in each case without consideration, or other extraordinary dividend of cash or other property to the Company's stockholders, the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the maximum number of Shares that may be issued pursuant to Options intended to be Incentive Stock Options, (C) the number and kind of Shares or other securities subject to outstanding Awards, and (D) the exercise price of outstanding Awards.

(d) *Section 409A.* Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 3(c) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; and (ii) any adjustments made pursuant to Section 3(c) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustments, either (A) the Awards continue not to be subject to Section 409A of the Code or (B) there does not result in the imposition of any penalty taxes under Section 409A of the Code in respect of such Awards.

Section 4. Eligibility

(a) Awards may be granted under the Plan to Eligible Individuals; *provided, however,* that Incentive Stock Options may be granted only to employees of the Company and any subsidiary corporation or parent corporation of the Company (within the meaning of Section 424(e-f) of the Code).

(b) The aggregate dollar value of equity-based (based on the grant date fair value of equity-based Awards) and cash compensation granted under the Plan or otherwise during any calendar year to any non-employee director of the Company shall not exceed $500,000; *provided, however,* that in the calendar year in which a non-employee director first joins the Board or in any calendar year in which a non-employee director is designated as Board Chairman or Lead Independent Director, the maximum aggregate dollar value of equity-based and cash compensation granted to such non-employee director may be up to 200% of the foregoing limit.

Section 5. Options and Stock Appreciation Rights

(a) *Types of Options.* Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) *Types and Nature of Stock Appreciation Rights.* Stock Appreciation Rights may be "*Tandem SARs,*" which are granted in conjunction with an Option, or "*Free-Standing SARs,*" which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Shares or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) *Tandem SARs.* A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

(d) *Exercise Price.* The exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a Share on the applicable Grant Date. In no event may any Option or Stock Appreciation Right granted under this Plan be amended, other than pursuant to Section 3(c), to decrease the exercise price thereof, be canceled in conjunction with the grant of any new Option or Free-Standing SAR with a lower exercise price, or be canceled in exchange for any payment of cash or other property, in each case at a time when the exercise price per Share subject to the Option or Free-Standing SAR is less than the Fair Market Value of a Share, or otherwise be subject to any action that would be treated, under the Applicable Exchange listing standards or for accounting purposes, as a "repricing" of such Option or Free-Standing SAR, unless such amendment, cancellation, or action is approved by the Company's stockholders.

(e) *Term.* The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed ten years from the Grant Date.

(f) *Vesting and Exercisability.* Except as otherwise provided herein, Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee.

(g) *Method of Exercise.* Subject to the provisions of this Section 5, Options and Free-Standing SARs may be exercised, in whole or in part, at any time during the applicable term by giving written notice of exercise to the Company in the form determined by the Company specifying the number of shares of Common Stock as to which the Option or Free-Standing SAR is being exercised. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of shares multiplied by the applicable exercise price) by certified or bank check or such other instrument as the Company may accept or, if approved by the Committee, payment, in full or in part, may also be made as follows:

(i) Payments may be made in the form of unrestricted shares of Common Stock (by delivery of such shares or by attestation) of the same class as the Common Stock subject to the Option already owned by the Participant (based on the Fair Market Value of the Common Stock on the date the Option is exercised).

(ii) To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms.

(iii) Payment may be made by instructing the Company to withhold a number of shares of Common Stock having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (A) the exercise price multiplied by (B) the number of shares of Common Stock in respect of which the Option shall have been exercised.

(h) *Delivery; Rights of Stockholders.* No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends) only when the Participant becomes the beneficial or record holder of such Shares.

(i) *Nontransferability of Options and Stock Appreciation Rights.* No Option or Free-Standing SAR shall be transferable by a Participant other than, for no value or consideration, (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or Free-Standing SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise (for purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in the General Instructions to Form S-8 under the Act). A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5(i), it being understood that the term "Participant" includes such guardian, legal representative and other transferee; *provided, however,* that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

(j) *Termination of* Employment. A Participant's Options and Stock Appreciation Rights shall be forfeited upon his or her Termination of Employment, except as set forth below:

(i) Upon a Participant's Termination of Employment for any reason other than death, Disability, Retirement or Cause, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised at any time until the earlier of (A) the 90th day following such Termination of Employment and (B) expiration of the Term thereof.

(ii) Upon a Participant's Termination of Employment by reason of the Participant's death, any Option or Stock Appreciation Right held by the Participant shall vest and be exercisable at any time until the earlier of (A) the third anniversary of the date of such death and (B) the expiration of the Term thereof.

(iii) Upon a Participant's Termination of Employment by reason of Disability, any Option or Stock Appreciation Right held by the Participant shall vest and be exercisable at any time until (A) in the case of Nonqualified Options and Stock Appreciation Rights, the expiration of the Term thereof, and (B) in the case of Incentive Stock Options, the earlier of (x) the first anniversary of the date of such Termination of Employment and (y) the expiration of the Term thereof.

(iv) Upon a Participant's Termination of Employment by reason of Retirement, any Option or Stock Appreciation Right held by the Participant shall vest and be exercisable at any time until the earlier of (A) in the case of Nonqualified Options and Stock Appreciation Rights, (x) the fifth anniversary of such Termination of Employment and (y) the expiration of the Term thereof, and (B) in the case of Incentive Stock Options, (x) the 90th day following such Termination of Employment and (y) the expiration of the Term thereof.

(k) Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules *concerning* the consequences of a Termination of Employment, *provided,* that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement.

Section 6. Restricted Stock

(a) *Nature of Awards and Certificates.* Shares of Restricted Stock are actual Shares issued to a Participant and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock *certificates*. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Unum Group 2022 Stock Incentive Plan and an Award Agreement. Copies of such Plan and Award Agreement are on file at the offices of Unum Group, 1 Fountain Square, Chattanooga, Tennessee 37402."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(b) *Terms and Conditions.* Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the vesting of an Award of Restricted Stock upon the attainment of Performance Goals and/or the continued service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including any applicable Performance Goals) need not be the same with respect to each recipient.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.

(iii) Except as provided in this Section 6 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. Notwithstanding the foregoing, subject to Section 14(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall either be automatically deferred and reinvested in additional Restricted Stock or accrued in a bookkeeping account in the applicable Participant's name, and held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(c), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock.

(iv) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

Section 7. Restricted Stock Units

(a) *Nature of Awards.* Restricted stock units and deferred share rights (together, "*Restricted Stock Units*") are Awards denominated in Shares *that* will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares, or both, based upon the Fair Market Value of a specified number of Shares.

(b) *Terms and Conditions.* Restricted Stock Units shall be subject to the following terms and conditions:

(i) The Committee shall, prior to or at the time of grant, condition the vesting of Restricted Stock Units upon the attainment of Performance Goals and/or the continued service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including any applicable Performance Goals) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest, at a later time specified by the Committee or in the applicable Award Agreement, or, if the Committee so permits, in accordance with an election of the Participant.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the Restriction Period, and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.

(iii) The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock in which Restricted Stock Units are denominated (subject to Section 14(e) below); *provided* that such payments of cash, Common Stock or other property shall not be paid or distributed to the applicable Participant unless and until, and only to the extent that, the underlying Restricted Stock Units actually vest.

Section 8. Performance Units

Performance Units may be granted to Eligible Individuals, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Unit. The conditions for grant or vesting and the other provisions of Performance Units (including any applicable Performance Goals) need not be the same with respect to each recipient. Performance Units may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement.

Section 9. Other Stock-Based Awards

Other Stock-Based Awards may be granted under the Plan, *provided* that any Other Stock-Based Awards that are Awards of Common Stock that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant.

Section 10. Change in Control Provisions

(a) *General.* The provisions of this Section 10 shall, subject to Section 3(c) and Section 10(e), apply notwithstanding *any* other provision of the Plan to the contrary, except to the extent the Committee specifically provides otherwise in an Award Agreement.

(b) *Impact of Change in Control.* Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement: (i) all then-outstanding Options and Stock Appreciation Rights shall become fully vested and exercisable, and all other time-based Awards (other than performance-based Awards) shall vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such Award, except in each case to the extent that another Award meeting the requirements of Section 10(c) (any such Award meeting the requirements of Section 10(c), a "*Replacement Award*") is provided to the Participant pursuant to Section 3(c) to replace such Award (any Award intended to be replaced by a Replacement Award, a "*Replaced Award*"), and (ii) any performance-based Award that is not replaced by a Replacement Award shall be deemed to be earned and payable in an amount equal to the full value of such performance-based Award (with all applicable Performance Goals deemed achieved at the greater of (A) the applicable target level and (B) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change in Control, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable Performance Period)), in either case multiplied by a fraction, the numerator of which is the number of days during the applicable Performance Period before the date of the Change in Control, and the denominator of which is the total number of days in the applicable Performance Period; *provided, however,* that such fraction shall be equal to one in the event that the applicable Performance Goals in respect of such performance-based Awards have been fully achieved as of the date of such Change in Control.

(c) *Replacement Awards.* An Award shall meet the conditions of this Section 10(c) (and hence qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award; (ii) it has a value equal to the value of the Replaced Award as of the date of the Change in Control; (iii) if the underlying Replaced Award was an equity-based award, it relates to publicly traded equity securities of the Company or the entity surviving the Company following the Change in Control; (iv) it contains terms relating to vesting and forfeiture (including with respect to a Termination of Employment) that are substantially identical to those of the Replaced Award; and (v) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control) as of the date of the Change in Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of an assumption or continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. If a Replacement Award is granted, the Replaced Award shall not vest upon the Change in

Control. The determination whether the conditions of this <u>Section 10(c)</u> are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(d) *Termination of Employment.* Upon a Termination of Employment of a Participant occurring upon or during the two years immediately following the date of a Change in Control by reason of death, Disability or Retirement, by the Company without Cause, or by the Participant for Good Reason, (i) all Replacement Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned in an amount equal to the full value of such Replacement Award, and (ii) unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of the Plan to the contrary, any Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remains outstanding as of the date of such Termination of Employment may thereafter be exercised, until (A) in the case of Incentive Stock Options, the last date on which such Incentive Stock Options would be exercisable in the absence of this <u>Section 10(d)</u>, and (B) in the case of Nonqualified Options and Stock Appreciation Rights, the later of (x) the last date on which such Nonqualified Option or Stock Appreciation Right would be exercisable in the absence of this <u>Section 10(d)</u> and (y) the earlier of (1) the third anniversary of such Change in Control and (2) the expiration of the Term of such Nonqualified Option or Stock Appreciation Right.

(e) Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, this <u>Section 10</u> shall be applicable only to the extent specifically provided in the Award Agreement and permitted pursuant to <u>Section 11(b)</u>. Nothing in this <u>Section 10</u> shall preclude the Company from settling upon a Change in Control an Award if it is not replaced by a Replacement Award, to the extent effectuated in accordance with Treas. Reg. § 1.409A-3(j)(4)(ix).

Section 11. Section 16(b); Section 409A

(a) The provisions of this Plan are intended to allow any transaction under the Plan that is or may be subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act to qualify for the exemptions provided under rules promulgated under Section 16 of the Exchange Act.

(b) The Plan is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, it is intended that the Plan be administered in all respects in accordance with Section 409A of the Code. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that a Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company), amounts that constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would otherwise be payable during the six-month period immediately following a Participant's "separation from service" within the meaning of Section 409A of the Code ("*Separation from Service*") shall instead be paid or provided, without interest, on the first business day after the date that is six months following the Participant's Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Participant's estate within 30 days after the date of the Participant's death. Notwithstanding the foregoing, the Company, the Board and the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant.

Section 12. Term, Amendment and Termination

(a) *Effectiveness.* The Plan was approved by the Board on April 4, 2022, subject to and contingent upon approval by holders of at least a majority of the outstanding Shares. The Plan will be effective as of the date of such approval by the Company's stockholders (the "*Effective Date*").

(b) *Termination.* The Plan will terminate on May 26, 2032. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan and shall continue to be governed by the provisions of the Plan until full vesting thereof and until all restrictions imposed by the Plan on such Awards have expired or otherwise been removed.

(c) *Amendment of Plan.* The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including Section 409A of the Code, Applicable Exchange listing standards or accounting rules. In addition, no amendment shall be made without the approval of the Company's stockholders:

(i) to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange; or

(ii) to eliminate the stockholder approval requirements under Section 5(d) of the Plan.

(d) *Amendment of Awards.* Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall, without the Participant's consent, materially impair the rights of any Participant with respect to such Award, provided that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or Applicable Exchange listing standards or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

Section 13. Unfunded Status of Plan

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; *provided, however,* that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

Section 14. General Provisions

(a) *Conditions for Issuance.* The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. Any certificated Shares issued under the Plan may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) *Additional Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

(c) *No Contract of Employment.* The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

(d) *Required Taxes.* No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with a number of shares of Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement, having a Fair Market Value on the date of withholding (or, to the extent determined by the Company, on the immediately preceding trading date) that is no greater than the maximum amount permitted to be withheld for tax purposes (rounded up to the nearest Share), all in accordance with such procedures as the Committee establishes. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) *Limitation on Dividends and Dividend Equivalents.* Subject to the provisions of this Plan and any Award Agreement, the recipient of an Award (other than an Option or Stock Appreciation Right) may be entitled to receive dividends or dividend equivalents, with respect to the number of Shares covered by the Award, if and as determined by the Committee, in its sole discretion. The Committee may provide that such dividends or dividend equivalents (if any) shall be accrued in cash or, to the extent that sufficient Shares remain available under Section 3(a), reinvested in additional Shares of Restricted Stock or Restricted Stock Units that are subject to the same terms of the Award to which such dividends or dividend equivalents relate. The Committee may provide that dividend equivalents accruing on any award outstanding under any of the Company's prior equity compensation plans may be settled in Shares available under Section 3(a). Notwithstanding anything to the contrary contained herein, with respect to any Award that is subject to Performance Goals and/or vesting conditions (or any such award referred to in the prior sentence of this Section 14(e)), dividends or dividend equivalents shall only be paid or settled if and to the extent that the Performance Goals and any vesting conditions associated with such underlying Award are satisfied.

(f) *Designation of Death Beneficiary.* The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Participant, after such Participant's death, may be exercised. In the absence of a valid beneficiary designation, the Participant's estate shall be the Participant's beneficiary.

(g) *Subsidiary Employees.* In the case of a grant of an Award to any employee of a Subsidiary, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled should revert to the Company.

(h) *Governing Law.* The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

(i) *Interpretation.* The captions of this Plan are not part of the provisions hereof and shall have no force or effect. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word "including" following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not nonlimiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

(j) *Non-Transferability.* Except as otherwise provided in Section 5(i) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution. For the avoidance of doubt, no Award may be transferred to a third-party financial institution for value.

(k) *Foreign Employees and Foreign Law Considerations.* The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions. As of the Effective Date, the Committee has adopted the Unum Group 2022 Stock Incentive Plan Sub-Plan for U.K. and Republic of Ireland.

(l) *Deferrals*. The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred. Notwithstanding the foregoing, and the Committee shall not take or omit to take any action that would result in the imposition of penalty taxes under Section 409A of the Code.

(m) *Clawback.* Notwithstanding any other provision herein to the contrary, any performance-based compensation, or any other amount, paid to a Participant pursuant to an Award, which is subject to recovery under any law, government regulation, stock exchange listing requirement, or any policy adopted by the Company will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, stock exchange listing requirement, or policy adopted by the Company. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Participant and the Company.

(n) *Restrictive Covenant Agreements*. Notwithstanding any other provision herein to the contrary, to the fullest extent permitted by applicable law, the right to receive and retain any benefit under an Award shall be conditioned upon the Participant's execution of and compliance with any non-competition, non-solicitation, non-disparagement or confidentiality covenants included in any applicable Award Agreement or in any form provided by the Company. The foregoing requirement may be expressly waived by the Committee in an Award Agreement or otherwise in a writing signed by a representative or delegate of the Committee.

(o) *Disclosures*. Nothing in this Plan, any Award Agreement or any restrictive covenant agreement referenced in Section 14(n) hereof shall be construed to restrict a Participant's ability to make a confidential disclosure of any trade secret or other confidential information to a government official or an attorney for the sole purpose of reporting or assisting in the investigation of a suspected violation of law, and no Participant shall be held liable under this Plan, any Award Agreement or any such restrictive covenant agreement or under any federal or state trade secret law for any such disclosure. 18 U.S.C. § 1833(b) provides: "An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that —(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal."

Appendix B

Reconciliation of Non-GAAP Financial Measures

The following is a reconciliation of the most directly comparable GAAP financial measures to the non-GAAP financial measures as presented in this proxy statement.

	After-Tax Adjusted Operating Income (Loss)		Average Allocated Equity[1]	Adjusted Operating Return on Equity
Year Ended December 31, 2021				
Unum US	$	367.8	$ 4,500.0	8.2%
Unum International		84.1	806.1	10.4%
Colonial Life		259.9	1,580.3	16.4%
Core Operating Segments		711.8	6,886.4	10.3%
Closed Block		248.6	4,208.6	
Corporate		(69.7)	(1,046.0)	
Total	$	890.7	$ 10,049.0	8.9%
Year Ended December 31, 2020				
Unum US	$	651.4	$ 4,458.2	14.6%
Unum International		51.9	797.7	6.5%
Colonial Life		264.5	1,584.1	16.7%
Core Operating Segments		967.8	6,840.0	14.1%
Closed Block		183.8	3,979.2	
Corporate		(146.2)	(1,395.2)	
Total	$	1,005.4	$ 9,424.0	10.7%
Year Ended December 31, 2019				
Unum US	$	816.3	$ 4,526.6	18.0%
Unum International		88.4	757.9	11.7%
Colonial Life		272.7	1,558.6	17.5%
Core Operating Segments		1,177.4	6,843.1	17.2%
Closed Block		104.4	3,842.2	
Corporate		(141.2)	(1,764.5)	
Total	$	1,140.6	$ 8,920.8	12.8%

(1) Excludes unrealized gain (loss) on securities and net gain on hedges and is calculated using the stockholders' equity balances presented below. Due to the implementation of a Financial Accounting Standards Board (FASB) update for which the beginning balances of 2020 and 2019 for certain stockholders' equity line items were adjusted, we are computing the average allocated equity for 2020 and 2019 using internally allocated equity that reflects the adjusted beginning balances at January 1, 2020 and 2019, respectively. As a result, average equity for the years ended December 31, 2020 and 2019 for certain of our segments will not compute using the historical allocated equity at December 31, 2019 and 2018, respectively.

	12/31/2021	12/31/2020	12/31/2019	12/31/2018
Total Stockholders' Equity	$ 11,416.4	$ 10,871.0	$ 9,965.0	$ 8,621.8
Excluding:				
Net Unrealized Gain (Loss) on Securities	962.2	1,067.7	615.9	(312.4)
Net Gain on Hedges	61.8	97.8	187.8	250.6
Total Adjusted Stockholders' Equity	$ 10,392.4	$ 9,705.5	$ 9,161.3	$ 8,683.6

	Twelve Months Ended		
	12/31/2021	12/31/2020	12/31/2019
Average Adjusted Stockholders' Equity	$ 10,049.0	$ 9,424.0	$ 8,920.8

	2021	
	(in millions)	per share *
Net Income	$ 824.2	$ 4.02
Excluding:		
Net Investment Gains and Losses		
Net Realized Investment Gain Related to Reinsurance Transaction (net of tax expense of $14.2)	53.4	0.26
Net Investment Gain, Other (net of tax expense of $1.9)	7.2	0.03
Total Net Investment Gain	60.6	0.29
Items Related to Closed Block Individual Disability Reinsurance Transaction		
Change in Benefit Reserves and Transaction Costs (net of tax benefit of $29.2)	(110.1)	(0.53)
Amortization of the Cost of Reinsurance (net of tax benefit of $16.8)	(62.3)	(0.31)
Total Items Related to Closed Block Individual Disability Reinsurance Transaction	(172.4)	(0.84)
Net Reserve Change Related to Reserve Assumption Updates (net of tax expense of $38.1)	143.3	0.70
Impairment Loss on Internal-Use Software (net of tax benefit of $2.5)	(9.6)	(0.05)
Costs Related to Early Retirement of Debt (net of tax benefit of $14.1)	(53.2)	(0.26)
Impairment Loss on ROU Asset (net of tax benefit of $2.9)	(11.0)	(0.05)
Impact of U.K. Tax Rate Increase	(24.2)	(0.12)
After-tax Adjusted Operating Income	$ 890.7	$ 4.35

Assuming Dilution

APPENDIX B

	2020		2019	
	(in millions)	per share *	(in millions)	per share *
Net Income	$ 793.0	$ 3.89	$ 1,100.3	$ 5.24
Excluding:				
Net Investment Gains and Losses				
Net Realized Investment Gain Related to Reinsurance Transaction (net of tax expense of $273.5; $—)	1,028.8	5.05	—	—
Net Investment Loss, Other (net of tax benefit of $20.9; $4.5)	(82.3)	(0.40)	(18.7)	(0.09)
Total Net Investment Gain (Loss)	946.5	4.65	(18.7)	(0.09)
Items Related to Closed Block Individual Disability Reinsurance Transaction				
Change in Benefit Reserves and Transaction Costs (net of tax benefit of $274.2; $—)	(1,031.3)	(5.06)	—	—
Amortization of the Cost of Reinsurance (net of tax benefit of $0.6; $—)	(2.0)	(0.01)	—	—
Net Tax Benefits of Reinsurance Transaction	36.5	0.18	—	—
Total Items Related to Closed Block Individual Disability Reinsurance Transaction	(996.8)	(4.89)	—	—
Net Reserve Change Related to Reserve Assumption Updates (net of tax benefit of $35.5; $—)	(133.5)	(0.66)	—	—
Costs Related to Organizational Design Updated (net of tax benefit of $4.7; $—)	(18.6)	(0.09)	—	—
Impairment Loss on ROU Asset (net of tax benefit of $2.7; $—)	(10.0)	(0.05)		
Costs Related to Early Retirement of Debt (net of tax benefit of $—; $5.7)	—	—	(21.6)	(0.11)
After-tax Adjusted Operating Income	$ 1,005.4	$ 4.93	$ 1,140.6	$ 5.44

*Assuming Dilution

	12/31/2021	
	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 11,416.4	$ 56.37
Excluding:		
Net Unrealized Gain on Securities	962.2	4.75
Net Gain on Hedges	61.8	0.30
Subtotal	10,392.4	51.32
Excluding:		
Foreign Currency Translation Adjustment	(273.9)	(1.35)
Subtotal	10,666.3	52.67
Excluding:		
Unrecognized Pension and Postretirement Benefit Costs	(396.0)	(1.96)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 11,062.3	$ 54.63

	12/31/2020		12/31/2019		12/31/2018	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 10,871.0	$ 53.37	$ 9,965.0	$ 49.10	$ 8,621.8	$ 40.19
Excluding:						
Net Unrealized Gain (Loss) on Securities	1,067.7	5.24	615.9	3.03	(312.4)	(1.46)
Net Gain on Hedges	97.8	0.48	187.8	0.93	250.6	1.17
Subtotal	9,705.5	47.65	9,161.3	45.14	8,683.6	40.48
Excluding:						
Foreign Currency Translation Adjustment	(261.3)	(1.28)	(281.6)	(1.39)	(305.2)	(1.42)
Subtotal	9,966.8	48.93	9,442.9	46.53	8,988.8	41.90
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(530.0)	(2.61)	(484.8)	(2.39)	(447.2)	(2.08)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 10,496.8	$ 51.54	$ 9,927.7	$ 48.92	$ 9,436.0	$ 43.98

	12/31/2017		12/31/2016		12/31/2015	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 9,574.9	$ 43.02	$ 8,968.0	$ 39.02	$ 8,663.9	$ 35.96
Excluding:						
Net Unrealized Gain on Securities	607.8	2.73	440.6	1.92	204.3	0.84
Net Gain on Hedges	282.3	1.27	327.5	1.42	378.0	1.57
Subtotal	8,684.8	39.02	8,199.9	35.68	8,081.6	33.55
Excluding:						
Foreign Currency Translation Adjustment	(254.5)	(1.15)	(354.0)	(1.54)	(173.6)	(0.72)
Subtotal	8,939.3	40.17	8,553.9	37.22	8,255.2	34.27
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(508.1)	(2.28)	(465.1)	(2.02)	(392.6)	(1.63)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 9,447.4	$ 42.45	$ 9,019.0	$ 39.24	$ 8,647.8	$ 35.90



UNUM GROUP

1 Fountain Square
Chattanooga, TN 37402

unum.com